    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 8, 2004


                                                      REGISTRATION NO. 333-86332
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ---------------------

                               AMENDMENT NO. 3 TO


                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                          BAKERS FOOTWEAR GROUP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

              MISSOURI                               5661                              43-0577980
  (State or Other Jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   Incorporation or Organization)        Classification Code Number)             Identification Number)

                             ---------------------

                               2815 SCOTT AVENUE
                           ST. LOUIS, MISSOURI 63103
                                 (314) 621-0699
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)

                             ---------------------

                                PETER A. EDISON
                          BAKERS FOOTWEAR GROUP, INC.
                               2815 SCOTT AVENUE
                           ST. LOUIS, MISSOURI 63103
                     TEL (314) 621-0699, FAX (314) 641-0390
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                        COPIES OF ALL CORRESPONDENCE TO:

                    J. MARK KLAMER, ESQ.                                        GARY M. EPSTEIN, ESQ.
                       BRYAN CAVE LLP                                            FERN S. WATTS, ESQ.
               211 NORTH BROADWAY, SUITE 3600                                  GREENBERG TRAURIG, P.A.
               ST. LOUIS, MISSOURI 63102-2750                                    1221 BRICKELL AVENUE
           TEL (314) 259-2000, FAX (314) 259-2020                                MIAMI, FLORIDA 33131
                                                                        TEL (305) 579-0500, FAX (305) 579-0717

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

             SUBJECT TO COMPLETION, DATED JANUARY           , 2004

PROSPECTUS

                                1,750,000 SHARES

                          [BAKERS FOOTWEAR GROUP LOGO]

                                  COMMON STOCK

     This is an initial public offering of 1,750,000 shares of common stock of Bakers Footwear Group, Inc. All of the shares are being sold by us. There is currently no public market for Bakers' shares. We currently estimate the public offering price will be between $7.00 and $8.00 per share. We have applied to have our shares included in the Nasdaq National Market under the symbol "BKRS."

                             ---------------------

                THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public offering price.......................................  $           $
Underwriting discounts and commissions......................  $           $
Proceeds to Bakers, before expenses.........................  $           $

     Bakers has granted the underwriters an option to purchase additional shares to cover over-allotments. Under this option, the underwriters may elect to purchase a maximum of 262,500 additional shares from us within 45 days following the date of this prospectus to cover over-allotments. It is expected that
delivery of the shares will be made to investors on or about           , 2004.

                             ---------------------

                              JOINT LEAD MANAGERS
RYAN BECK & CO.                                             BB&T CAPITAL MARKETS
                             ---------------------
                The date of this prospectus is           , 2004

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    9
Forward-Looking Statements..................................   16
Recent Corporate Action.....................................   16
Use of Proceeds.............................................   17
Revocation and Termination of Prior S Corporation Status....   18
Dividend Policy.............................................   19
Dilution....................................................   19
Capitalization..............................................   20
Selected Historical Financial Information...................   22
Unaudited Pro Forma Balance Sheet...........................   25
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   27
Business....................................................   38
Management..................................................   53
Related Party Transactions..................................   63
Principal Shareholders......................................   65
Description of Capital Stock................................   68
Anti-Takeover Effects of Some Provisions....................   70
Shares Eligible for Future Sale.............................   73
Underwriting................................................   75
Legal Matters...............................................   77
Experts.....................................................   77
Change in Accountants.......................................   78
Available Information.......................................   79
Index to Financial Statements...............................  F-1


                             ---------------------

     Bakers(TM) and Wild Pair(R) are trademarks of ours in the United States. In addition, we currently have several applications pending with the United States Patent and Trademark Office for additional registrations.

     You should rely only on the information contained in this prospectus or that to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Bakers Footwear Group, Inc. may change after the date of this prospectus. Delivery of this prospectus and the sales of securities made hereunder does not mean otherwise. These securities are offered subject to prior sale, acceptance, and rejection of any offer to purchase. The offering is also subject to withdrawal or cancellation without notice.

                                    SUMMARY


     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in shares of our common stock, which we refer to as our shares. We urge you to read this entire prospectus carefully including the "Risk Factors" section, which begins on page 9, and the Financial Statements and the Notes to those statements. An investment in these shares involves a high degree of risk.



     In this prospectus, we refer to the fiscal years ended December 31, 1999, December 30, 2000, January 5, 2002, January 4, 2003 and January 3, 2004 and the fiscal years ending January 1, 2005 and December 31, 2005 as "fiscal year 1999," "fiscal year 2000," "fiscal year 2001," "fiscal year 2002," "fiscal year 2003," "fiscal year 2004" and "fiscal year 2005," respectively. For more information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fiscal Year," appearing elsewhere in this prospectus.


                                  OUR COMPANY


     We are a national, mall-based, specialty retailer of distinctive footwear and accessories for young women. Our merchandise includes private label and national brand dress, casual and sport shoes, boots, sandals and accessories. As of January 3, 2004, we operated 215 stores in 36 states, of which 185 are Bakers stores and 30 are Wild Pair stores. Our Bakers stores' buying teams constantly modify our product offering to reflect widely accepted fashion trends focusing on women between the ages of 12 and 29 who demand quality fashion products. Based on our analysis of our competitors, we believe that our Bakers stores are the only nationwide, full-service retailer specializing in moderately priced footwear for this segment. Our Wild Pair stores offer edgier, faster fashion-forward footwear that reflects the attitude and lifestyles of both women and men between the ages of 17 and 24.



     The growing Bakers target market is generally concerned about image. Young women spend a significant percentage of their disposable income on footwear, accessories and apparel. A key component of our success is our ability to offer a product mix that is fresh and satisfies this target market. Our strong relationships with manufacturers and advanced management systems allow us to test new styles and react quickly to fashion trends while keeping fast-moving inventory in stock. In addition, our "micro-merchandising" strategy of classifying multiple stores and merchandising them similarly based upon customer demographics enables us to offer an appropriate merchandise mix to match the styles and trends of each store's customer base.


COMPETITIVE STRENGTHS

     We believe our long operating history and management expertise provide us several key competitive advantages that have historically allowed us to operate our stores to generate strong cash flow and operating margins. These competitive strengths include:


     - Our Reputation as a Leading Fashion Footwear Retailer for Young
       Women. Our stores provide a high energy, fun shopping experience and attentive, personal service in highly visible fashion mall locations that create a loyal customer base.



     - A Disciplined Management Approach. During the recent challenges in the retail environment, our senior management team utilized our flexible organizational structure to effectively control overhead and keep inventory levels tightly controlled to minimize markdowns.



     - Excellent Sourcing Capabilities. Our relationships with third party manufacturers support our "test and react" strategy that allows our buying teams to test new styles and react quickly to fashion trends while keeping fast-moving merchandise in stock.


     - Advanced Inventory Management Systems. Our fully integrated planning, purchasing, allocation, assortment planning and point of sale systems allow us to better execute our micro-merchandising strategy that requires us to tailor the merchandise mix by location depending on store level customer demographics. These systems provide our management team the information to identify and adapt to changes in fashion trends, which we believe will lead to faster inventory turns, reduced markdowns, higher gross margins and enhanced customer loyalty.



     - Flexible Store Location Strategy. Our multiple concepts and variety of formats allow us to operate stores in a wide range of shopping malls profitably and with attractive returns on investment.


STRATEGY

     Our goal is to position Bakers as the fashion footwear merchandise authority for young women. We intend to effect this strategy through:


     - Opening New Stores in Key Locations. Our management believes that the operating infrastructure currently in place is capable of integrating a significant number of new stores with little additional investment in systems or general and administrative expenses. Since the beginning of fiscal year 2001, we have expanded our national presence by opening 57 new stores in key locations. We acquired 33 of these new stores in the Sam & Libby acquisition in fiscal year 2002. We have identified 200 additional locations for new stores and plan to open approximately 15 new stores by the end of fiscal year 2004.



     - Expanding Presence of New Format Stores. Since the beginning of fiscal year 2001, we have opened 11 stores in a new design format. These 11 new format stores generated over $750,000 in annual sales and over $100,000 in cash flow for a cash return on investment of over 50% for the 12 months ended October 1, 2003. We have also remodeled 30 existing Bakers stores into the new format. As a result of the remodeling, for the 12 months ended October 1, 2003, sales at the remodeled stores where the location has not changed have generated comparable store sales increases of 15.8%. In total, the 41 new format stores -- both newly opened and remodeled -- generated average annual sales of approximately $880,000 and contributed over $130,000 in annual cash flow per store for the 12 months ended October 1, 2003. We intend to open substantially all new locations in the new format and have identified approximately 100 existing Bakers stores which we want to remodel into the new format, generally at the time of lease renewal.



     - Continuously Introducing New Merchandise to Maintain Inventory Freshness. We keep our product mix fresh and on target by employing our test and react strategy and monitoring sell-through rates in our stores.



     - Increasing the Sale of Branded Merchandise. Approximately 17.8% of our net shoe sales for fiscal year 2003 to date through November 1, 2003 consisted of branded footwear, up from 9.3% in fiscal year 2000. We believe that branded merchandise is important to our customers, adds credibility to our stores and drives customer traffic resulting in increased sales volume and reduced exposure to fashion risk.



RECENT DEVELOPMENTS



     For the fourth quarter of fiscal year 2003, net sales were approximately $43.4 million, compared to net sales of $43.2 million for the fourth quarter of fiscal year 2002. Comparable store sales were up 4.0% in the fourth quarter of fiscal year 2003 as compared to the same quarter of fiscal year 2002. We attribute our sales increase for the fourth quarter of fiscal year 2003 to improving consumer confidence and a recent trend toward dressier footwear for young women after an 18 month fashion lull. Of particular strength were sales of boots and dress shoes as well as the emergence of an interest in colors other than black. Sales built throughout the quarter as these trends began to work their way into the maintstream. We expect gross margins to also improve as the sales trends strengthen.



     In addition to the sales and gross margin increases in the fourth quarter of fiscal year 2003, we continued to benefit from our previously initiated cost control measures. As a result, we have reduced the balance of our revolving credit line from $7 million as of January 4, 2003 and $13.6 million as of October 4, 2003 to $2.1 million as of January 3, 2004.

     For the nine months ended October 4, 2003, we incurred a net loss of approximately $3.6 million and an operating loss of $2.2 million. The operating loss for the nine months ended October 4, 2003 was primarily attributable to a reduction in sales as a result of the generally weaker retail environment, consumer concerns over the war in Iraq and teenage customer demand for low priced flip-flops. Comparable stores sales for the nine months ended October 4, 2003 were down 6.1% compared to the nine months ended October 5, 2002 for primarily the same reasons. Our operating results for the first three quarters of fiscal year 2003 also reflect the fact that our fourth quarter typically is our best quarter in terms of sales and profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." As a result of our recent losses, our stockholders' equity was a deficit of approximately $3.6 million as of October 4, 2003.



     For the entire fiscal year 2003, net sales were approximately $147.0 million compared to net sales of $150.6 million for fiscal year 2002. Comparable store sales were down 3.2% in fiscal year 2003 as compared to fiscal year 2002. Quarterly comparable store sales during fiscal year 2003, as compared to the same quarter during fiscal year 2002 were: a decline of 13.5% in the first quarter; a decline of 2.1% in the second quarter; a decline of 4.0% in the third quarter; and an increase of 4.0% in the fourth quarter.



     For fiscal year 2002, we recorded net income of approximately $2.3 million and operating income of approximately $1 million. Comparable stores sales declined by 4.5% for fiscal year 2002 compared to fiscal year 2001, primarily relating to a significant decline in boot and bootie sales. Our net income for fiscal year 2002 also reflects the integration of 33 former Sam & Libby stores, the write-off of $1.7 million in initial public offering costs and the positive impact of approximately $2.8 million as a cumulative effect of a change in accounting.


COMPANY HISTORY

     Our company was founded in 1926 as Weiss-Kraemer, Inc., later renamed Weiss and Neuman Shoe Co., and acquired in 1997 principally by our current chief executive officer, Peter Edison. In June 1999, we teamed with the then existing management of Bakers, a footwear retailer created in 1924 by Edison Brothers Stores, Inc., to purchase selected assets of the Bakers and Wild Pair chains, including approximately 200 store locations and merchandise inventory from Edison Brothers. We refer to this acquisition as the Bakers acquisition. At the time of the Bakers acquisition, we had approximately 55 Weiss and Neuman locations, which we have subsequently closed or remerchandised into the Bakers or Wild Pair formats. In February 2001, we changed our name to Bakers Footwear Group, Inc.


     We are incorporated under the laws of the State of Missouri. Our executive offices are located at 2815 Scott Avenue, St. Louis, Missouri 63103 and our telephone number is (314) 621-0699. Information on the retail website for our Bakers stores, www.bakersshoes.com, is not part of this prospectus.


                                  THE OFFERING

Common Stock Offered..........   1,750,000 shares

Common Stock Outstanding After
the Offering..................   4,637,473 shares(1)

Use of Proceeds...............   Opening new stores, remodeling existing stores,
                                 repayment of up to $1.35 million of
                                 subordinated debt, working capital and other general corporate purposes. For more information, please see "Use of Proceeds."

Risk Factors..................   This offering involves a high degree of risk
                                 and immediate and substantial dilution. For more information, please see "Risk Factors" and "Dilution."

Proposed Nasdaq National
Market Symbol.................   "BKRS"

---------------

(1) Includes 1,965,150 shares held by our current shareholders, 268,992 shares issuable upon exercise of employee stock options which will be outstanding upon completion of this offering, at an exercise price of $0.01 per share and 653,331 shares issuable upon conversion of our subordinated convertible debentures. For more information about the debentures, please see "Description of Capital Stock -- Shares Reserved for Options, Warrants and Subordinated Convertible Debentures." Excludes 76,907 shares issuable upon the exercise of a warrant held by a venture capital institution, 300,000 shares underlying options, which we plan to grant under our stock option plan upon completion of this offering to officers and key employees at an exercise price equal to the initial public offering price, 175,000 shares issuable upon the exercise of the warrants, at an exercise price equal to 120% of the offering price of this offering, to be issued to the representatives of the underwriters and 262,500 shares issuable upon the exercise of the underwriters' over-allotment option. All share data reflect the reclassification of our capital stock and conversion of our subordinated convertible debentures described below. For more information about the representatives' warrants and the underwriters' overallotment option, please see "Underwriting."

                                  ASSUMPTIONS

     We have made certain assumptions in providing information throughout this prospectus. Except as otherwise specified, all information in this prospectus:

     - Gives effect to a reclassification of our capital structure under which each outstanding share of our three classes of common stock will automatically convert, upon the completion of this offering, into one share of a new class of common stock. This will be our only class of common stock following the offering and is the class of common stock we are offering in this prospectus.


     - Gives effect to our exchange of an aggregate of $4.9 million of subordinated convertible debentures for an aggregate of $4.9 million of our subordinated convertible debentures issued in April 2002 and the automatic conversion of the new subordinated convertible debentures upon the completion of this offering into 653,331 shares of our common stock at a conversion price of $7.50 pursuant to an exchange agreement entered into on January 2, 2004.


     In addition, the information in this prospectus assumes that the underwriters have not exercised their over-allotment option, unless otherwise specified. We intend to revoke our S corporation status effective as of the first day of fiscal year 2004, which will result in our being taxed under Subchapter C of the Internal Revenue Code. For more information about our reclassification, please see "Recent Corporate Action." For more information about the revocation of our S corporation status, please see "Revocation and Termination of Prior S Corporation Status."

                         SUMMARY FINANCIAL INFORMATION

     We derived the data presented below for, and as of the end of, each of the fiscal years in the three fiscal year periods ended January 4, 2003 from our audited financial statements. The financial statements for the three fiscal years ended January 4, 2003, January 5, 2002 and December 30, 2000 have been audited by Ernst & Young LLP, independent auditors. We derived the summary financial data as of and for each of the nine-month periods ended October 5, 2002 and October 4, 2003, from our unaudited financial statements. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. Our results of operations for the nine-month periods presented are not necessarily indicative of the results that we may achieve for the full fiscal year. The data should be read in conjunction with the Financial Statements, related Notes, and other financial information included elsewhere in this prospectus.

                                                           FISCAL YEAR ENDED                     NINE MONTHS ENDED
                                               ------------------------------------------   ---------------------------
                                               DECEMBER 30,    JANUARY 5,     JANUARY 4,     OCTOBER 5,     OCTOBER 4,
                                                 2000(1)          2002           2003           2002           2003
                                               ------------   ------------   ------------   ------------   ------------
                                                                                            (UNAUDITED)    (UNAUDITED)
INCOME STATEMENT DATA:
Net sales....................................  $140,709,517   $140,809,270   $150,550,692   $107,349,658   $103,696,125
Cost of merchandise sold, occupancy and
  buying expenses............................  102,033,075      98,214,421    105,414,635     76,878,694     75,111,427
                                               ------------   ------------   ------------   ------------   ------------
Gross profit.................................   38,676,442      42,594,849     45,136,057     30,470,964     28,584,698
Operating expenses:
  Selling expense............................   27,069,090      27,097,515     30,774,478     22,453,992     21,576,232
  General and administrative expense.........    9,768,367      10,145,847     11,358,384      8,825,570      9,051,448
  Loss on disposal of property and
    equipment................................       52,074          24,997         95,785         95,821        158,399
  Impairment of long-lived assets............       36,715           4,540        120,114             --             --
  Write-off of deferred initial public
    offering costs(4)........................           --              --      1,708,466             --             --
  Amortization of excess of acquired net
    assets over cost.........................   (1,112,574)     (1,112,574)            --             --             --
                                               ------------   ------------   ------------   ------------   ------------
Operating income (loss)......................    2,862,770       6,434,524      1,078,830       (904,419)    (2,201,381)
Other income (expense):
  Interest expense...........................   (1,225,467)     (1,086,729)    (1,626,306)    (1,130,943)    (1,212,665)
  State income tax (expense) benefit.........     (165,706)       (315,667)       163,645       (106,938)       (52,154)
  Gain on lease termination..................    1,050,000              --             --             --             --
  Loss on early extinguishment of debt.......   (1,245,000)             --             --             --             --
  Other income (expense), net................      339,718         (72,475)      (106,796)       (58,711)       (98,970)
                                               ------------   ------------   ------------   ------------   ------------
Income (loss) before cumulative effect of
  change in accounting.......................    1,616,315       4,959,653       (490,627)    (2,201,011)    (3,565,170)
Cumulative effect of change in
  accounting(2)..............................           --              --      2,774,899      2,774,899             --
                                               ------------   ------------   ------------   ------------   ------------
Net income (loss)(3).........................  $ 1,616,315    $  4,959,653   $  2,284,272   $    573,888   $ (3,565,170)
                                               ============   ============   ============   ============   ============
Net income (loss) per common share:
  Basic......................................  $      1.11    $       3.31   $       1.50   $       0.46   $      (2.33)
                                               ============   ============   ============   ============   ============
  Diluted....................................  $      0.70    $       2.17   $       1.06   $       0.30   $      (2.33)
                                               ============   ============   ============   ============   ============
Weighted average number of common shares
  outstanding:
  Basic......................................    1,408,988       1,426,188      1,426,188      1,426,188      1,426,188
  Diluted....................................    2,324,817       2,337,840      2,285,706      2,285,706      1,426,188

                                                      FISCAL YEAR ENDED                   NINE MONTHS ENDED
                                           ----------------------------------------   -------------------------
                                           DECEMBER 30,   JANUARY 5,    JANUARY 4,    OCTOBER 5,    OCTOBER 4,
                                             2000(3)         2002          2003          2002          2003
                                           ------------   -----------   -----------   -----------   -----------
                                           (UNAUDITED)    (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
Unaudited pro forma information(3):
  Income (loss) before cumulative effect
    of change in accounting and income
    taxes................................   $1,377,635    $4,870,934    $ (654,272)   $(2,094,072)  $(3,513,016)
  Provision for (benefit from) income
    taxes................................      273,748     1,605,055      (217,178)      (804,123)   (1,317,846)
                                            ----------    ----------    ----------    -----------   -----------
  Income (loss) before cumulative effect
    of change in accounting..............    1,103,887     3,265,879      (437,094)    (1,289,949)   (2,195,170)
  Cumulative effect of change in
    accounting(2)........................           --            --     1,763,934      1,763,934            --
                                            ----------    ----------    ----------    -----------   -----------
  Net income (loss)......................   $1,103,887    $3,265,879    $1,326,840    $   473,985   $(2,195,170)
                                            ==========    ==========    ==========    ===========   ===========
  Net income (loss) per common share
    Basic................................   $     0.75    $     2.12    $     0.83    $      0.39   $     (1.37)
                                            ==========    ==========    ==========    ===========   ===========
    Diluted..............................   $     0.47    $     1.44    $     0.64    $      0.25   $     (1.37)
                                            ==========    ==========    ==========    ===========   ===========

                                                                             AS OF OCTOBER 4, 2003
                                                  AS OF JANUARY 4, 2003   ----------------------------
                                                  ---------------------                   PRO FORMA
                                                         ACTUAL             ACTUAL      AS ADJUSTED(5)
                                                  ---------------------   -----------   --------------
                                                                          (UNAUDITED)    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.......................       $        --        $   444,150    $   369,150
Current assets..................................        15,904,642         19,199,722     20,098,922
Total assets....................................        29,092,117         32,811,048     33,327,591
Long-term debt (excluding current portion)......         5,747,463          5,151,872        251,872
Total shareholders' equity (deficit)............         2,048,115         (1,056,993)    16,290,226

                                               FISCAL YEAR ENDED           NINE MONTHS ENDED
                                           -------------------------   -------------------------
                                           JANUARY 5,    JANUARY 4,    OCTOBER 5,    OCTOBER 4,
                                              2002          2003          2002          2003
                                           -----------   -----------   -----------   -----------
                                                                       (UNAUDITED)   (UNAUDITED)
CASH FLOW DATA:
Net cash provided by (used in) operating
  activities.............................  $ 6,445,454   $  (502,383)  $(8,941,286)  $(3,058,137)
Net cash used in investing activities....   (3,334,006)   (6,608,368)   (6,090,117)   (2,015,842)
Net cash provided by (used in) financing
  activities.............................   (3,844,892)    6,615,449    14,679,439     5,518,129

                                                   FISCAL YEAR ENDED           NINE MONTHS ENDED
                                               -------------------------   -------------------------
                                               JANUARY 5,    JANUARY 4,    OCTOBER 5,    OCTOBER 4,
                                                  2002          2003          2002          2003
                                               -----------   -----------   -----------   -----------
                                               (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
SUPPLEMENTAL DATA(6):
EBITDA(7)....................................  $6,652,543    $3,505,816     $924,180      $(213,071)
Average store volume(8)......................  $  698,467    $  665,796     $481,828      $ 471,101
Comparable stores sales increase
  (decrease)(9)..............................         0.3%         (4.5)%       (4.6)%         (6.1)%
Inventory turns(10)..........................        2.73x         2.60x        1.92x          1.80x

---------------

 (1) Effective December 30, 2000, we changed our fiscal year from the calendar year ending December 31 to a 52/53 week period. The fiscal year ended January 5, 2002 was a 53-week period.

     For more information regarding our fiscal year, please see "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- Fiscal Year."

 (2) Represents the cumulative effect of adopting Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" and recognizing as income the unamortized deferred credit related to the excess of fair value over cost arising from the Bakers acquisition.

 (3) We elected to be taxed as an S corporation for federal and state income tax purposes in January 1984. Accordingly, no provision has been made for Federal or certain state income taxes. Effective as of the first day of fiscal year 2004, we will revoke and terminate our S election and thereafter be taxed as a C corporation. For more information about our S corporation status, please see "Revocation and Termination of Prior S Corporation Status" and "Unaudited Pro Forma Balance Sheet." For a reconciliation of our historical income (loss) before cumulative effect of change in accounting to pro forma income (loss) before cumulative effect of change in accounting and income taxes, please see Note 12 in the Notes to the Financial Statements.

 (4) Consists of approximately $1.7 million in initial public offering costs charged in fiscal year 2002 as a result of a delay in the initial public offering process.


 (5) The pro forma as adjusted balance sheet data are unaudited and give effect to our sale of 1,750,000 shares of common stock in this offering at an assumed offering price of $7.50 per share and the application of the estimated net proceeds to us, after deducting the underwriting discounts and estimated offering costs and expenses, the automatic conversion of $4.9 million of our subordinated convertible debentures to common stock upon completion of the offering and our conversion from a Subchapter S to a Subchapter C corporation for tax purposes. The offering proceeds and the automatic conversion of our subordinated convertible debentures will eliminate the deficit in our shareholders' equity on a pro forma as adjusted basis. For more information, please see "Use of Proceeds" and "Unaudited Pro Forma Balance Sheet."


 (6) These data have not been audited. For more information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."


 (7) EBITDA consists of earnings before net interest, income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to income from operations as a measure of performance or as an alternative to cash flow as a measure of liquidity. EBITDA is presented as additional information because management believes it is a useful indicator of our ability to meet debt service and to fund capital expenditures. Because EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies. Note that EBITDA for fiscal year 2002 reflects the negative impact of our write-off of $1.7 million in initial public offering costs charged as a result of a delay in the initial public offering process. The following table reconciles net income (loss) to EBITDA for each period presented.


                                       FISCAL YEAR ENDED           NINE MONTHS ENDED
                                   -------------------------   -------------------------
                                   JANUARY 5,    JANUARY 4,    OCTOBER 5,    OCTOBER 4,
                                      2002          2003          2002          2003
                                   -----------   -----------   -----------   -----------
                                   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
     Net income (loss)...........  $ 4,959,653   $ 2,284,272   $   573,888   $(3,565,170)
     Interest expense............    1,086,729     1,626,306     1,130,943     1,212,665
     Cumulative effect of change
       in accounting.............           --    (2,774,899)   (2,774,899)           --
     State income tax expense
       (benefit).................      315,667      (163,645)      106,938        52,154
     Depreciation................    1,395,148     2,533,782     1,887,310     2,087,280
     Amortization................   (1,104,654)           --            --            --
                                   -----------   -----------   -----------   -----------
     EBITDA......................  $ 6,652,543   $ 3,505,816   $   924,180   $  (213,071)
                                   ===========   ===========   ===========   ===========

 (8) Average store volume is calculated by totaling weekly sales and dividing that total by the number of stores that had sales activity during the weeks in the applicable period. Average store volume for fiscal year 2001 is presented on a 53-week basis. Average store volume for fiscal year 2002 is presented on a 52-week basis.

 (9) Comparable stores sales are calculated from the weekly sales of those stores that were open for a given week in both the current and the prior year. For more information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General -- Net sales."

(10) Inventory turns are calculated by dividing retail sales by weighted average retail inventory for the applicable periods. Inventory turns for the quarterly periods presented are not annualized.

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and operating results could suffer. As a result, the trading price of our common stock could decline and you could lose all or part of your investment.


                        RISKS RELATING TO THIS OFFERING



THERE HAS NOT PREVIOUSLY BEEN ANY PUBLIC MARKET FOR OUR COMMON STOCK.



     Prior to this offering, there has been no public market for our common stock. The public offering price of the common stock has been determined by negotiations among us and the underwriters. If an active trading market does not develop for our common stock, our common stock may not trade in the public market at or above the public offering price. For more information, please see "Underwriting."



THE MARKET PRICE OF OUR COMMON STOCK MAY BE MATERIALLY ADVERSELY AFFECTED BY MARKET VOLATILITY.



     The market price of our common stock is expected to be highly volatile, both because of actual and perceived changes in our financial results and prospects and because of general volatility in the stock market. The factors that could cause fluctuations in our stock price may include, among other factors discussed in this section, the following:



     - actual or anticipated variations in comparable store sales or operating results;



     - changes in financial estimates by research analysts;



     - actual or anticipated changes in the United States economy or the retailing environment;



     - changes in the market valuations of other footwear or retail companies;
       and



     - announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives.



WE ARE CONTROLLED BY A SMALL GROUP OF EXISTING SHAREHOLDERS WHOSE INTERESTS MAY DIFFER FROM OTHER SHAREHOLDERS.



     Affiliates of Peter Edison and members of his family and our current management will be our largest shareholders. Accordingly, they will continue to have significant influence in determining the outcome of all matters submitted to shareholders for approval, including the election of directors and significant corporate transactions. The interests of these shareholders may differ from the interests of other shareholders, and their concentration of ownership may have the effect of delaying or preventing a change in control that may be favored by other shareholders. As long as these people are our principal shareholders, they will have the power to significantly influence the election of our entire board of directors. For more information, please see "Principal Shareholders."



THE PUBLIC SALE OF OUR COMMON STOCK BY EXISTING SHAREHOLDERS COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.



     The market price of our common stock could decline as a result of market sales by our existing shareholders after this offering or the perception that these sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. For more information, please see "Shares Eligible for Future Sale" and "Underwriting."

PURCHASERS OF OUR COMMON STOCK IN THIS OFFERING WILL BE SUBJECT TO IMMEDIATE SUBSTANTIAL DILUTION AND MAY BE SUBJECT TO ADDITIONAL DILUTION IN THE FUTURE.



     The public offering price is substantially higher than the net tangible book value per share of the outstanding common stock. As a result, purchasers of our common stock in this offering will incur immediate, substantial dilution in the amount of $4.04 per share based on an assumed initial public offering price of $7.50 per share. We have granted in the past a substantial number of options and warrants to purchase our common stock, and we expect to continue to grant additional options in the future. These grants of options or other issuances could also result in dilution to shareholders. In addition, if we issue preferred stock, the rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any preferred stock. For more information, please see "Dilution" and "Description of Capital Stock."



OUR CHARTER DOCUMENTS AND MISSOURI LAW MAY INHIBIT A TAKEOVER, WHICH MAY CAUSE A DECLINE IN THE VALUE OF OUR STOCK.



     Provisions of our amended and restated articles of incorporation, our bylaws or Missouri law could make it more difficult for a third party to acquire us, even if closing the transaction would be beneficial to our shareholders. Peter Edison's substantial beneficial ownership position, together with our board of directors' authority to issue preferred stock and the lack of cumulative voting in our articles may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price of our common stock. For more information, please see "Anti-Takeover Effects of Some Provisions."



MANAGEMENT WILL HAVE SIGNIFICANT DISCRETION OVER THE USE OF PROCEEDS SINCE A LARGE PORTION OF THE PROCEEDS IS ALLOCATED TO WORKING CAPITAL. MANAGEMENT MAY USE THE PROCEEDS IN A MANNER WHICH IS DIFFERENT FROM THEIR CURRENT INTENT.



     While we intend to use the net proceeds of the offering as described in the "Use of Proceeds" section of this prospectus, we will have broad discretion to adjust the application and allocation of the net proceeds in order to address changed circumstances and opportunities. The success of our operations that are influenced by working capital allocations will be substantially dependent upon the discretion and judgment of our management with respect to the application and allocation of the net proceeds. For more information, please see "Use of Proceeds."


                         RISKS RELATED TO OUR BUSINESS

OUR FAILURE TO IDENTIFY AND RESPOND TO CHANGING CONSUMER FASHION PREFERENCES IN A TIMELY MANNER WOULD NEGATIVELY IMPACT OUR SALES, PROFITABILITY AND OUR IMAGE AS A FASHION RESOURCE FOR OUR CUSTOMERS.


     The footwear industry is subject to rapidly changing consumer fashion preferences. Our sales and net income are sensitive to these changing preferences, which can be rapid and dramatic. Accordingly, we must identify and interpret fashion trends and respond in a timely manner. We continually market new styles of footwear, but demand for and market acceptance of these new styles are uncertain. Our failure to anticipate, identify or react appropriately to changes in consumer fashion preferences may result in lower sales, higher markdowns to reduce excess inventories and lower gross profits. Conversely, if we fail to anticipate consumer demand for our products, we may experience inventory shortages, which would result in lost sales and could negatively impact our customer goodwill, our brand image and our profitability. Moreover, our business relies on continuous changes in fashion preferences. Stagnating consumer preferences could also result in lower sales and would require us to take higher markdowns to reduce excess inventories. For fiscal year 2002 and the nine months ended October 4, 2003, changes in consumer fashion trends, primarily a decline in demand for boots and booties and a preference for low priced flip-flops, resulted in declining sales and profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

A DECLINE IN GENERAL ECONOMIC CONDITIONS COULD LEAD TO REDUCED CONSUMER DEMAND FOR OUR FOOTWEAR AND ACCESSORIES AND COULD LEAD TO A REDUCTION IN OUR SHAREHOLDERS' EQUITY AND THUS OUR ABILITY TO OBTAIN CREDIT.

     In addition to consumer fashion preferences, consumer spending habits are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence and consumer perception of economic conditions. A general slowdown in the United States economy or an uncertain economic outlook would adversely affect consumer spending habits, which would likely cause us to delay or slow our expansion plans and result in lower net sales than expected on a quarterly or annual basis.

     The recent challenges in the retail environment and changing consumer preferences have led to declining sales and a reduction in our shareholders' equity. As a result, some of our suppliers have reduced or eliminated our ability to purchase on credit. If our sales or our shareholders' equity continue to decline, or if our suppliers further reduce or eliminate our ability to purchase on credit, our financial performance could be materially adversely affected.


WE ARE SUSCEPTIBLE TO OPERATING LOSSES WHICH WOULD ADVERSELY AFFECT OUR BUSINESS AND AN INVESTMENT IN OUR COMMON STOCK.



     For the nine months ended October 4, 2003, we incurred a net loss of approximately $3.6 million and an operating loss of $2.2 million. We attribute these losses to a reduction in sales, including a reduction in comparable store sales of 6.1% compared to the nine months ended October 5, 2002, as a result of the generally weaker retail environment, consumer concerns over the war in Iraq and teenage customer demand for low priced flip-flops. If a weak retail environment or these fashion trends were to continue or reoccur we may incur additional losses. For the entire fiscal year 2003, net sales decreased by $3.6 million and comparable store sales were down 3.2% as compared to fiscal year 2002. If these losses or a reduction in sales continue it would adversely affect our business and an investment in our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


OUR FAILURE TO INTEGRATE A SIGNIFICANT NUMBER OF NEW STORES COULD STRAIN OUR RESOURCES AND CAUSE THE PERFORMANCE OF OUR EXISTING STORES TO SUFFER.


     Our growth will largely depend on our ability to open and operate new stores successfully. We expect to open a total of approximately 45 to 50 additional new stores by the end of fiscal year 2005 in new and existing markets. Although we have successfully integrated a significant number of new stores in the past, including the former Sam & Libby stores, that growth primarily related to acquisitions. We expect a large portion of our future growth to occur through the building of new stores. Our proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our business.



     If we fail to successfully implement our growth strategy, the opening of new stores, in new or current markets, could be delayed or prevented, could cost more than we have anticipated and could divert resources from other areas of our business, any of which would have a material adverse effect on our sales and earnings growth.



OUR SALES AND INVENTORY LEVELS FLUCTUATE ON A SEASONAL BASIS, LEAVING OUR ANNUAL AND QUARTERLY OPERATING RESULTS PARTICULARLY SUSCEPTIBLE TO CHANGES IN CUSTOMER SHOPPING PATTERNS.


     To prepare for peak shopping seasons, we must order and keep in stock significantly more merchandise than we would carry during other times of the year. Any unanticipated decrease in demand for our products during these peak seasons could require us to sell excess inventory at a substantial markdown, which could reduce our net sales and gross margins and could negatively impact our profitability.

     Traditionally, our sales and net income during the second and fourth quarters of our fiscal year are disproportionately higher due primarily to increased shopping during the spring/summer prom and wedding season and the winter holiday season. In contrast, our sales and net income during the first quarter of our fiscal year are typically lower due, in part, to the traditional retail slowdown immediately following the winter holiday season and during our third quarter because we have two of our five clearance sales during the third quarter. In addition to our normal seasonal fluctuations, some events, in particular the Easter holiday, shift between fiscal quarters due to the nature of our fiscal year. This shift will likely affect customer shopping patterns and will influence our quarterly comparable results.

FLUCTUATIONS IN OUR QUARTERLY RESULTS OF OPERATIONS COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE SUBSTANTIALLY.

     In addition to holiday shifts and customer shopping patterns, our quarterly results are affected by a variety of other factors, including:

     - fashion trends;

     - the effectiveness of our inventory management;

     - changes in our merchandise mix;

     - weather conditions;

     - changes in general economic conditions; and

     - actions of competitors or mall anchor stores or co-tenants.


     Due to factors such as these, our quarterly results of operations have fluctuated in the past and can be expected to continue to fluctuate in the future. For example, quarterly comparable store sales for fiscal year 2003 compared to fiscal year 2002 were: a decline of 13.5% in the first quarter, a decline of 2.1% in the second quarter, a decline of 4.0% in the third quarter and an increase of 4.0% in the fourth quarter. While in management's opinion sales during these periods cannot be used as an accurate indicator of annual results, if our future quarterly results fail to meet the expectations of research analysts, then the market price of our common stock could decline substantially. For more information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Fluctuations."


OUR MARKET SHARE MAY BE ADVERSELY IMPACTED AT ANY TIME BY A SIGNIFICANT NUMBER OF COMPETITORS.

     We operate in a highly competitive environment characterized by low barriers to entry. We compete against a diverse group of competitors, including national branded wholesalers, national specialty retailers, regional chains, national branded off-price retailers, traditional department stores, discounters and apparel retailers. Many of our competitors may be larger and have substantially greater resources than we do. Our market share and results of operations are adversely impacted by this significant number of competitors. For more information about our competition, please see "Business -- Competition."

THE DEPARTURE OF MEMBERS OF OUR SENIOR MANAGEMENT TEAM COULD ADVERSELY AFFECT OUR BUSINESS.


     The success of our business depends upon our senior management closely supervising all aspects of our business, in particular the operation of our stores and the design, procurement and allocation of our merchandise. Retention of senior management is especially important in our business due to the limited availability of experienced and talented retail executives. If we were to lose the services of Peter Edison, our Chairman and Chief Executive Officer, or Michele Bergerac, our President, or other members of our senior management, our business could be adversely affected if we are unable to employ a suitable replacement in a timely manner. Moreover, under the terms of our revolving credit facility, if Peter Edison were to cease to be the chairman of our board of directors and chief executive officer, for any reason, it would constitute a change of control, which is an event of default under the facility. For more information, please see "Management."

OUR FAILURE TO MAINTAIN GOOD RELATIONSHIPS WITH OUR MANUFACTURERS COULD HARM OUR ABILITY TO PROCURE QUALITY INVENTORY IN A TIMELY MANNER.


     Our ability to obtain attractive pricing, quick response, ordering flexibility and other terms from our manufacturers depends on their perception of us and our buying agents. We do not own any production facilities or have any long term contracts with any manufacturers, and we typically order our inventory through purchase orders. Because of our short lead times and fast inventory turns, any disruption in our supply chain would more quickly impact our sales compared to other retailers. Our failure or the failure of our buying agents to maintain good relationships with these manufacturers could increase our exposure to changing fashion cycles, which may lead to increased inventory markdown rates. It is possible that we could be unable to acquire sufficient quantities or an appropriate mix of merchandise or raw materials at acceptable prices. Furthermore, we have received in the past, and may receive in the future, shipments of products from manufacturers that fail to conform to our quality control standards. In this event, unless we are able to obtain replacement products in a timely manner, we may lose sales.


WE RELY ON A SMALL NUMBER OF BUYING AGENTS FOR OUR MERCHANDISE PURCHASES, AND OUR FAILURE TO MAINTAIN GOOD RELATIONSHIPS WITH ANY OF THEM COULD HARM OUR ABILITY TO SOURCE OUR PRODUCTS.


     For fiscal year 2002, our top five buying agents accounted for approximately 38% of our merchandise purchases, with one buying agent accounting for approximately 18% of our merchandise purchases. Our buying agents assist in developing our private label merchandise, arrange for the purchase of necessary materials and contract with manufacturers. We execute nonexclusive agreements with some of our buying agents. These agreements prohibit our buying agents from sharing commissions with manufacturers, owning stock or holding any ownership interest in, or being owned in any way by, any of our manufacturers or suppliers. The agreements do not prohibit our buying agents from acting as agents for other purchasers, which could negatively impact our sales. If they were to disclose our plans or designs to our competitors, our sales may be materially adversely impacted. The loss of any of these key buying agents or a breach by them of our buying agent agreements could adversely affect our ability to develop or obtain merchandise.



OUR MERCHANDISE IS MANUFACTURED BY FOREIGN MANUFACTURERS, THEREFORE THE AVAILABILITY AND COSTS OF OUR PRODUCTS MAY BE NEGATIVELY AFFECTED BY RISKS ASSOCIATED WITH INTERNATIONAL TRADE.


     Virtually all of our merchandise is produced in China, Brazil, Italy, Spain and other foreign countries. Therefore, we are subject to the risks associated with international trade which include:

     - adverse fluctuations in currency exchange rates;

     - changes in import duties or quotas;

     - the imposition of taxes or other charges on imports;

     - expropriation or nationalization;

     - compliance with and changes in import restrictions and regulations;

     - exposure to different legal standards and the burden of complying with a variety of foreign laws and changing foreign government policies;

     - international hostilities, war or terrorism;

     - changes in foreign government regulation, political unrest, work stoppages, shipment disruption or delays; and

     - changes in economic conditions in countries in which our manufacturers and suppliers are located.


     For example, in fiscal year 2002 the West Coast Longshoremans' strike increased our freight costs and adversely affected our sales and operating margin for fiscal year 2002.

     In addition, our imported products are subject to United States customs duties, which make up a material portion of the cost of the merchandise. If customs duties are substantially increased, it would harm our profitability. The United States and the countries in which our products are produced may impose new quotas, duties, tariffs, or other restrictions, or adversely adjust prevailing quota, duty, or tariff levels, any of which could have a harmful effect on our profitability.

     Furthermore, when declaring the duties owed on and the classifications of our imported products, we make various good faith assumptions. We regularly employ a third party to review our customs declarations, and we will notify the appropriate authorities if any erroneous declarations are revealed. However, the customs authorities retain the right to audit our declarations, which could result in additional tariffs, duties and/or penalties if the authorities believe that they have discovered any errors.

OUR RELIANCE ON MANUFACTURERS IN CHINA EXPOSES US TO SUPPLY RISKS.


     Manufacturing facilities in China produce a significant portion of our products. For fiscal year 2003, approximately 76.8% of our footwear was manufactured in China and virtually all of our accessories were manufactured in China. If there are changes in the Chinese government or economy, or the current tariff or duty structures or if the United States adopts trade polices or sanctions adverse to China, it could harm our ability to obtain inventory in a timely and cost effective manner.


OUR ABILITY TO EXPAND INTO SOME TERRITORIAL AND FOREIGN JURISDICTIONS UNDER THE TRADEMARKS "BAKERS" AND "WILD PAIR" IS RESTRICTED.

     When we acquired selected assets of the Bakers and Wild Pair chains from Edison Brothers Stores, Inc. in a bankruptcy auction in June 1999, we were assigned title to and the right to use the trademarks "Bakers," "The Wild Pair," "Wild Pair" and other trademarks to the extent owned by Edison Brothers at that time. Our rights to use the trademarks are geographically limited by the assignment and are subject to a Concurrent Use Agreement which recognizes the division of the trademarks between us and a Puerto Rican company. At approximately the same time as we acquired our rights and title, Edison Brothers assigned the Puerto Rican company title to and right to use the trademarks in the Commonwealth of Puerto Rico, the U.S. Virgin Islands, Central and South America, Cuba, the Dominican Republic, the Bahamas, the Lesser Antilles and Jamaica. Edison Brothers assigned to us its title to, and its right to use, the trademarks in the United States and throughout the world, except for the territories and jurisdictions in which the Puerto Rican company was assigned the rights. Consequently, we do not have the right to use the trademarks "Bakers" and "Wild Pair" in those territories and foreign jurisdictions in which the Puerto Rican company owns the trademark rights, which may limit our growth.

OUR FAILURE TO RENEW, REGISTER OR OTHERWISE PROTECT OUR TRADEMARKS COULD HAVE A NEGATIVE IMPACT ON THE VALUE OF OUR BRAND NAMES.


     Simultaneously with the Puerto Rican company, we have filed separate concurrent use applications for the "Bakers" and "Wild Pair" trademarks, and we have requested that existing applications for the trademark "Bakers" also be divided territorially. While we are in agreement with the Puerto Rican company that confusion is not likely to result from concurrent use of the trademarks in our respective territories, the United States Patent and Trademark Office may not agree with our position. If we are not able to register or renew our trademark registrations, our ability to capitalize on the value of our brand names may be impaired. Further, our rights in the trademarks could be subject to security interests granted by the Puerto Rican company. Our failure to protect our trademarks and other intellectual property rights could negatively impact the value of our brand names.


WE RELY ON THIRD PARTIES TO MANAGE THE WAREHOUSING AND DISTRIBUTION ASPECTS OF OUR BUSINESS. IF THESE THIRD PARTIES DO NOT ADEQUATELY PERFORM THESE FUNCTIONS, OUR BUSINESS WOULD BE DISRUPTED.

     The efficient operation of our stores is dependent on our ability to distribute merchandise to locations throughout the United States in a timely manner. We depend on third parties to receive and distribute substantially all of our merchandise. A third party in Los Angeles, California accepts delivery of our merchandise from Asia, and another third party near Philadelphia, Pennsylvania accepts delivery of our merchandise from elsewhere. Merchandise not shipped to our stores generally is shipped to our replenishment warehouse in Sikeston, Missouri, where a third party provides warehousing services. These parties have provided these services to us pursuant to written agreements since 1999 and 2000. One of these agreements is terminable upon 30 days notice, and the others expire in 2004, but renew automatically unless notice is provided, and terminate after a notice period in the event we were to fail to meet our obligations under the agreement. If we need to replace one of these service providers, our operations could be disrupted for more than 60 days while we identify and integrate a replacement into our system. As a result, the termination of these agreements or the failure by any of these third parties to respond adequately to our warehousing and distribution needs could materially negatively impact our ability to maintain sufficient inventory in our stores and consequently our profitability.


WE ARE SUBJECT TO RISKS ASSOCIATED WITH LEASING OUR STORES, ESPECIALLY THOSE STORES WHERE WE ACQUIRED THE LEASE THROUGH BANKRUPTCY AUCTIONS.


     We lease all of our store locations. We acquired most of these leases from Edison Brothers, as debtor-in-possession, or from other bankrupt entities through auctions in which a bankruptcy court ordered the assignment of the debtor's interest in the leases to us. As a result, we have not separately negotiated a majority of our leases, which are generally drafted in favor of the landlord. In addition, many of these leases contain provisions that, while applicable to the business structure of Edison Brothers, which had multiple wholly-owned subsidiaries that were the tenants under the leases, would not have been necessary for our business structure.


     A number of our leases include termination and default provisions which apply if we do not meet certain sales levels or in other circumstances. In addition, some of these leases contain various restrictions relating to dilutions in, or changes of, the ownership of our company. Some of these provisions are difficult to interpret. Approximately 23% of our leases contain provisions which by their terms prohibit a dilution in, or a change of, the ownership of our company which may be contravened by this offering and other prior ownership changes. Similar provisions in an additional 21% of our leases may be construed, depending on how these provisions are interpreted, to be triggered by this offering and other prior ownership changes. In addition, our leases subject us to risks relating to compliance with changing mall rules and the exercise of discretion by our landlords on various matters. Moreover, approximately 19% of our leases are set to expire by December 31, 2004. If one or more of our landlords decides to terminate our leases, or to not allow us to renew, our business could be materially and adversely affected.


OUR CREDIT FACILITY RESTRICTS OUR ACTIVITIES.


     We have a $25.0 million secured revolving credit facility with Fleet Retail Finance, Inc. The amount outstanding under our credit facility was $2.1 million at January 3, 2004. For fiscal year 2003, the average daily outstanding balance was $11.8 million. Our credit facility includes financial and other customary covenants which, among other things, limit our capital expenditures, restrict our business activities and our ability to incur debt, make acquisitions and pay dividends. A change in control of our company, including Peter Edison ceasing, for any reason to be our chairman of the board and chief executive officer, is also prohibited.


     In the event that we were to violate any of the covenants in our credit facility, or if we were to violate the provisions of any of our other lending arrangements or of more than 10% of our leases (other than solely as a result of this offering), the lender would have the right to accelerate repayment of all amounts outstanding under the credit agreement, or to commence foreclosure proceedings on our assets.

     For more information about our credit facility, please see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements which involve known and unknown risks and uncertainties or other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The words "believes," "anticipates," "plans," "expects," "intends," "estimates" and similar expressions are intended to identify forward-looking statements. Factors that might cause these differences include, but are not limited to, those discussed under the heading "Risk Factors," as well as factors discussed in other places in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus.

                            RECENT CORPORATE ACTION


     In preparation for this offering, we and our shareholders have approved or adopted amendments to our charter documents and have taken other corporate actions in the fourth quarter of fiscal year 2003 and in the first quarter of fiscal year 2004 that are related to or contingent upon the completion of this offering. These actions do not require any further consent or activity by our shareholders, including the purchasers of our common stock in this offering.


     - RECLASSIFICATION OF OUR CAPITAL STRUCTURE. We amended our articles of incorporation to provide for the automatic conversion and reclassification of our capital structure under which each outstanding share of our three classes of common stock will automatically convert, upon completion of this offering, into one share of a new class of common stock. This will be our only class of common stock following the offering and is the class of common stock we are offering in this prospectus. The amendment also created a class of preferred stock, of which no shares are outstanding. For more information about our capital stock, please see "Description of Capital Stock."

     - MODIFICATIONS TO OUR BOARD OF DIRECTORS. Prior to the commencement of this offering, Peter Edison was our only director. Mr. Edison has nominated and appointed five additional directors who will take office upon the completion of this offering. These five directors have been named in this prospectus with their consent. In addition, we will establish an audit committee, nominating and corporate governance committee and compensation committee of our board of directors. For more information, please see "Management."

     - AMENDMENT OF OUR BYLAWS. Prior to the completion of this offering, our director will have amended and restated our bylaws to, among other things, increase the size of our board of directors to six. For more information regarding the bylaws that will be in effect upon completion of this offering, please see "Description of Capital Stock."

     - TERMINATION OF OUR SHAREHOLDER AGREEMENTS. Our existing shareholders have consented to the termination of all three shareholder agreements upon completion of this offering.

     - REVOCATION OF OUR S CORPORATION STATUS. We will revoke our S corporation status effective at the beginning of fiscal year 2004, which will result in our being taxed under Subchapter C of the Internal Revenue Code. Our shareholders have consented to this revocation subject to the effectiveness of the registration statement of which this prospectus is a part. For more information, please see "Revocation and Termination of Prior S Corporation Status."

     - ADOPTION OF NEW INCENTIVE PLANS. We adopted and all of our 20 record shareholders approved the Bakers Footwear Group, Inc. Cash Bonus Plan and the Bakers Footwear Group, Inc. 2003 Stock Option Plan. For more information, please see "Management -- Incentive Plans."

     - ISSUANCE OF NEW OPTIONS AND WARRANTS. Upon completion of this offering, we will issue options to acquire 300,000 shares of common stock to officers and key employees at an exercise price equal to the initial public offering price. We have also agreed to issue, upon completion of this offering, a warrant to the representatives of the underwriters covering 175,000 shares of our common stock at an exercise price equal to 120% of the offering price. We did not need to seek the approval of our shareholders in connection with either of these issuances.


     - ISSUANCE OF NEW SUBORDINATED CONVERTIBLE DEBENTURES AND THEIR CONVERSION INTO SHARES OF OUR COMMON STOCK. On January 2, 2004, we entered into an agreement with the holders of our subordinated convertible debentures under which all $4.9 million in aggregate principal amount of our outstanding subordinated convertible debentures due 2007 issued in April 2002 were surrendered and exchanged for $4.9 million of newly issued subordinated convertible debentures which will automatically convert into 653,331 shares of our common stock upon completion of this offering.


                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 1,750,000 shares of common stock we are offering will be approximately $10.6 million based on an assumed offering price of $7.50 per share. If the underwriters fully exercise the over-allotment option, the net proceeds from the sale of shares will be $12.4 million. "Net proceeds" are what we expect to receive after paying the underwriting discount and other expenses of the offering.


     We intend to use the net proceeds from this offering for the opening of new stores, remodeling of existing stores and payment of up to $1.35 million of our subordinated debt, which includes a note payable and its related warrant. We may also use the net proceeds for working capital requirements and other general corporate purposes. Pending our use of the net proceeds for these purposes, we intend to repay amounts owing under our revolving credit facility, and invest any excess in short-term, interest-bearing, investment-grade securities. We will retain broad discretion over the use of the net proceeds from this offering.



     The $1.35 million in subordinated debt carries a weighted average interest rate of 14.9%, and matures on March 1, 2004. As of January 3, 2004, indebtedness under our revolving credit facility had an interest rate of 4.16% and a maturity of January 5, 2005.


     We believe that the net proceeds of this offering, together with borrowings under our credit facility and cash flows from operations, will be sufficient to meet our capital requirements for at least the next 12 months.

            REVOCATION AND TERMINATION OF PRIOR S CORPORATION STATUS

     In January 1984, we elected to operate under Subchapter S of the Internal Revenue Code and comparable provisions of some state income tax laws. An S corporation generally is not subject to income tax at the corporate level, with some exceptions under state income tax laws. Instead, an S corporation's income generally passes through to its shareholders and is taxed on their personal income tax returns. As a result, our earnings have been included in the taxable income of our shareholders for Federal and state income tax purposes, and we have not been subject to income taxes in some states.


     By reason of our treatment as an S corporation for Federal and state income tax purposes, we generally have distributed to our shareholders funds for the payment of income taxes on our earnings. During the last four fiscal years, we have declared quarterly distributions consisting of amounts attributable to payment of those taxes as follows:



                                                              DISTRIBUTION
                                                              ------------
FISCAL 2000:
First Quarter...............................................   $        0
Second Quarter..............................................    1,129,296
Third Quarter...............................................      196,939
Fourth Quarter..............................................       10,890
FISCAL 2001:
First Quarter...............................................   $1,310,866
Second Quarter..............................................      409,643
Third Quarter...............................................      445,019
Fourth Quarter..............................................        1,663
FISCAL 2002:
First Quarter...............................................   $  414,190
Second Quarter..............................................      950,541
Third Quarter...............................................      455,278
Fourth Quarter..............................................          163
FISCAL 2003:
First Quarter...............................................   $      540
Second Quarter..............................................          409
Third Quarter...............................................            0
Fourth Quarter..............................................            0


     Effective as of the first day of fiscal year 2004, we will revoke our S election, terminating our S corporation status. Following our revocation, we will be treated for Federal and state income tax purposes as a corporation under Subchapter C of the Internal Revenue Code. As a result, we will become subject to state and Federal income taxes for the foreseeable future.

     We have agreed to indemnify the shareholders who hold our shares at the time of this offering for the following tax liabilities, for which they may become liable following the completion of this offering:

     - any tax liabilities that they may incur for our income for fiscal year 2003 in excess of the amounts previously distributed to them prior to the revocation of the S corporation status; and

     - any increase in tax liabilities they may incur for our income for previous tax years, resulting from any increase in our income for those years in which they are required to recognize that income as a result of any determination by the Internal Revenue Service that we under-reported our income in those prior years for any reason.

     In either case, we will increase, or gross up, our indemnification payments to the extent necessary to take into account the increase in current tax liability incurred by these shareholders on account of the indemnification payments.

                                DIVIDEND POLICY

     We currently intend to retain our earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any future payments of dividends will be at the discretion of our board of directors and will depend upon factors as our board of directors deems relevant. Our revolving credit facility prohibits our payment of dividends, except for common stock dividends. We can give no assurance that we will pay or not pay dividends in the foreseeable future.

                                    DILUTION

     The difference between (a) the offering price per share of common stock and
(b) the net tangible book value per share after the offering constitutes the dilution to investors in the offering. Net tangible book value per share is determined by dividing our net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of common stock.


     As of October 4, 2003, our net tangible book value was $(1,056,993), or $(0.74) per share, on a historical basis. Assuming we receive estimated net proceeds of $10.6 million, and that the offering was completed on October 4, 2003, our net tangible book value as of October 4, 2003, would have been $16,292,993, or $3.46 per common share, on a pro forma as adjusted basis. This amount represents:


     - immediate dilution of approximately $4.04 per share of common stock to new investors; and

     - an immediate increase of approximately $4.20 per share of common stock for current shareholders.

     The following table illustrates the per share dilution to new investors and should be read in conjunction with our Unaudited Pro Forma Condensed Balance Sheet and related Notes, included elsewhere in this prospectus:

Assumed offering price of common stock......................           $7.50
  Net tangible book value before offering...................  $(0.74)
  Increase attributable to new investors....................  $ 4.20
  Net tangible book value after offering....................           $3.46
                                                                       -----
Total dilution to new investors.............................           $4.04
                                                                       =====

     The following table sets forth the relative cost and ownership percentage of the common stock offered by this prospectus as compared to the common stock outstanding immediately prior to the offering:

                                  SHARES PURCHASED(1)    TOTAL CONSIDERATION
                                  -------------------   ---------------------   AVERAGE PRICE
                                   NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                  ---------   -------   -----------   -------   -------------
Current shareholders............  2,964,380     62.9%   $ 7,660,288     36.9%       $2.58
New investors...................  1,750,000     37.1%    13,125,000     63.1%        7.50
                                  ---------    -----    -----------    -----        -----
  Total.........................  4,714,380    100.0%   $20,785,288    100.0%       $4.41
                                  =========    =====    ===========    =====        =====

---------------

(1) The calculation of net tangible book value and other computations above assume the exercise of all of the outstanding options to purchase 268,992 shares of common stock as of October 4, 2003, at a weighted average exercise price of $0.01 per share and the conversion of our newly issued subordinated convertible debentures into 653,331 shares. The computations also assume the exercise of the warrant to purchase 76,907 shares held by a venture capital institution at an aggregate exercise price of $76.91. The computations above assume no exercise of the representatives' warrants or the options that will be issued upon completion of this offering as their impact would be antidilutive.

                                 CAPITALIZATION

     The following table shows our capitalization at October 4, 2003 on a historical basis, on a pro forma basis and on a pro forma as adjusted basis. The pro forma presentation includes:

     - the reclassification of all our classes of common stock into a single class of $0.0001 par value voting common stock, including the reclassification of 1,693,240 Class A and 271,910 Class B shares, into a single class of voting common stock (1);


     - the extinguishment of our previously issued subordinated convertible debentures and the recognition of a loss on extinguishment of $30,670, including $430,670 of issuance costs related to the subordinated convertible debentures, included in other assets, in exchange for $4,900,000 in aggregate principal amount of new subordinated convertible debentures with a fair value of $4,500,000 and the payment of issuance costs of $75,000 related to the new debentures(4);


     - the conversion of $4,900,000 in aggregate principal amount of new subordinated convertible debentures into 653,331 shares of $0.0001 par, voting common stock under the new subordinated convertible debentures and the recognition of a loss on extinguishment of $75,000 related to the issuance costs of the new debentures; and

     - the elimination of the $3,843,486 retained earnings balance against additional paid-in capital, because of the S corporation termination.

     The pro forma as adjusted presentation includes the effects of this offering at an assumed public offering price of $7.50 per share and the application of net proceeds as described in this prospectus. The table should be read in conjunction with our financial statements, including the related Notes, our Unaudited Pro Forma Condensed Balance Sheet, including the related Notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                 AS OF OCTOBER 4, 2003
                                                       ------------------------------------------
                                                                                     PRO FORMA
                                                       HISTORICAL     PRO FORMA    AS ADJUSTED(2)
                                                       -----------   -----------   --------------
Cash and cash equivalents............................  $   444,150   $   369,150    $   369,150
                                                       ===========   ===========    ===========
Revolving credit agreement...........................  $13,336,097   $13,336,097    $ 4,011,097
Class A stock purchase warrants......................      800,000       800,000             --
Current maturities of long-term subordinated debt and
  capital lease obligations..........................    1,637,490     1,637,490      1,137,490
Long-term subordinated debt, less current
  maturities.........................................      251,872       251,872        251,872
Obligations under capital leases, less current
  maturities.........................................    1,555,314     1,555,314      1,555,314
Subordinated convertible debentures..................    4,900,000            --             --
Class A stock redemption obligation..................    1,305,676            --             --
Shareholders' equity:
  Preferred stock, $0.0001 par value, 5,000,000
     shares authorized...............................           --            --             --
  Common stock, $0.0001 par value, 40,000,000 shares
     authorized......................................        1,426           262            437
  Deferred stock compensation(3).....................       (2,890)       (2,890)        (2,890)
  Additional paid-in capital.........................    3,704,500     5,667,584     16,292,679
  Retained earnings (deficit)........................   (4,760,029)           --             --
                                                       -----------   -----------    -----------
       Total shareholders' equity....................  $(1,056,993)  $ 5,665,226    $16,290,226
                                                       -----------   -----------    -----------
       Total capitalization..........................  $22,729,456   $23,245,999    $23,245,999
                                                       ===========   ===========    ===========

---------------

(1) Includes 1,426,188 shares of Class A common stock classified within shareholders' equity for accounting purposes, 267,057 redeemable shares of Class A common stock classified within liabilities for accounting purposes and 271,910 redeemable shares of Class B common stock classified within liabilities for accounting purposes, less fractional shares which will be eliminated upon reclassification.

(2) Excludes 262,500 shares issuable upon the exercise of the underwriters' over-allotment option. For more information, please see "Underwriting."

(3) Deferred stock compensation represents the portion of stock compensation expense related to our unvested stock options previously granted. This amount will be recognized as expense over the remaining vesting period of those stock options.


(4) Pursuant to an agreement entered into on January 2, 2004, we exchanged our $4,900,000 subordinated convertible debentures issued in April 2002 for new subordinated convertible debentures with a principal amount of $4,900,000 and a fair value of $4,500,000.

                   SELECTED HISTORICAL FINANCIAL INFORMATION


     The following tables summarize certain selected historical financial information for each of the fiscal years in the five year period ended January 4, 2003 and the nine-month periods ended October 5, 2002 and October 4, 2003 and provide certain supplemental data. The income statement data for the fiscal years ended December 31, 1998, December 31, 1999, December 30, 2000, January 5, 2002 and January 4, 2003 and the selected balance sheet data as of those dates have been derived from our audited financial statements. Our financial statements for the three fiscal years ended January 4, 2003, as audited by Ernst & Young LLP, independent auditors, are included elsewhere in this prospectus. The financial statements for the two fiscal years ended December 31, 1999 have been audited by other auditors. We derived the selected financial data as of and for each of the nine-month periods ended October 5, 2002 and October 4, 2003 from our unaudited financial statements. In our opinion, the unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of that information. Our results of operations for the nine month periods presented are not necessarily indicative of the results that we may achieve for the full fiscal year. The information contained in these tables should be read in conjunction with our Financial Statements and the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                          FISCAL YEAR ENDED
                               ------------------------------------------------------------------------
                               DECEMBER 31,   DECEMBER 31,   DECEMBER 30,    JANUARY 5,     JANUARY 4,
                                   1998         1999(1)        2000(2)          2002           2003
                               ------------   ------------   ------------   ------------   ------------

INCOME STATEMENT DATA:
Net sales....................  $18,039,609    $87,400,591    $140,709,517   $140,809,270   $150,550,692
Cost of merchandise sold,
  occupancy and buying
  expenses...................   12,368,169     65,952,116     102,033,075     98,214,421    105,414,635
                               -----------    -----------    ------------   ------------   ------------
Gross profit.................    5,671,440     21,448,475      38,676,442     42,594,849     45,136,057
Operating expenses:
  Selling expense............    4,016,364     16,641,841      27,069,090     27,097,515     30,774,478
  General and administrative
    expense..................    1,926,602      7,899,581       9,768,367     10,145,847     11,358,384
  Loss on disposal of
    property and equipment...           --             --          52,074         24,997         95,785
  Impairment of long-lived
    assets...................           --             --          36,715          4,540        120,114
  Write-off of deferred
    initial public offering
    costs(5).................           --             --              --             --      1,708,466
  Amortization of excess of
    acquired net assets over
    cost.....................           --       (556,287)     (1,112,574)    (1,112,574)            --
                               -----------    -----------    ------------   ------------   ------------
Operating income (loss)......     (271,526)    (2,536,660)      2,862,770      6,434,524      1,078,830
Other income (expense):
  Interest expense...........     (237,055)    (1,284,162)     (1,225,467)    (1,086,729)    (1,626,306)
  State income tax (expense)
    benefit..................           --        (75,461)       (165,706)      (315,667)       163,645
  Gain on lease
    termination..............           --             --       1,050,000             --             --
  Loss on early
    extinguishment of debt...           --             --      (1,245,000)            --             --
  Other income (expense),
    net......................       15,671        (52,490)        339,718        (72,475)      (106,796)
                               -----------    -----------    ------------   ------------   ------------
Income (loss) before
  cumulative effect of change
  in accounting..............     (492,910)    (3,948,773)      1,616,315      4,959,653       (490,627)
Cumulative effect of change
  in accounting(3)...........           --             --              --             --      2,774,899
                               -----------    -----------    ------------   ------------   ------------
Net income (loss)(4).........  $  (492,910)   $(3,948,773)   $  1,616,315   $  4,959,653   $  2,284,272
                               ===========    ===========    ============   ============   ============
Net income (loss) per common
  share
  Basic......................  $     (0.46)   $     (3.15)   $       1.11   $       3.31   $       1.50
                               ===========    ===========    ============   ============   ============
  Diluted....................  $     (0.46)   $     (3.15)   $       0.70   $       2.17   $       1.06
                               ===========    ===========    ============   ============   ============
Weighted average number of
  common shares outstanding:
  Basic......................    1,087,648      1,266,365       1,408,988      1,426,188      1,426,188
  Diluted....................    1,087,648      1,266,365       2,324,817      2,337,840      2,285,706

                                    NINE MONTHS ENDED
                               ---------------------------
                                OCTOBER 5,     OCTOBER 4,
                                   2002           2003
                               ------------   ------------
                               (UNAUDITED)    (UNAUDITED)
INCOME STATEMENT DATA:
Net sales....................  $107,349,658   $103,696,125
Cost of merchandise sold,
  occupancy and buying
  expenses...................    76,878,694     75,111,427
                               ------------   ------------
Gross profit.................    30,470,964     28,584,698
Operating expenses:
  Selling expense............    22,453,992     21,576,232
  General and administrative
    expense..................     8,825,570      9,051,448
  Loss on disposal of
    property and equipment...        95,821        158,399
  Impairment of long-lived
    assets...................            --             --
  Write-off of deferred
    initial public offering
    costs(5).................            --             --
  Amortization of excess of
    acquired net assets over
    cost.....................            --             --
                               ------------   ------------
Operating income (loss)......      (904,419)    (2,201,381)
Other income (expense):
  Interest expense...........    (1,130,943)    (1,212,665)
  State income tax (expense)
    benefit..................      (106,938)       (52,154)
  Gain on lease
    termination..............            --             --
  Loss on early
    extinguishment of debt...            --             --
  Other income (expense),
    net......................       (58,711)       (98,970)
                               ------------   ------------
Income (loss) before
  cumulative effect of change
  in accounting..............    (2,201,011)    (3,565,170)
Cumulative effect of change
  in accounting(3)...........     2,774,899             --
                               ------------   ------------
Net income (loss)(4).........  $    573,888   $ (3,565,170)
                               ============   ============
Net income (loss) per common
  share
  Basic......................  $       0.46   $      (2.33)
                               ============   ============
  Diluted....................  $       0.30   $      (2.33)
                               ============   ============
Weighted average number of
  common shares outstanding:
  Basic......................     1,426,188      1,426,188
  Diluted....................     2,285,706      1,426,188

                                                         FISCAL YEAR ENDED                                  NINE MONTHS ENDED
                               ----------------------------------------------------------------------   -------------------------
                               DECEMBER 31,   DECEMBER 31,   DECEMBER 30,   JANUARY 5,    JANUARY 4,    OCTOBER 5,    OCTOBER 4,
                                   1998         1999(2)        2000(3)         2002          2003          2002          2003
                               ------------   ------------   ------------   -----------   -----------   -----------   -----------
                               (UNAUDITED)    (UNAUDITED)    (UNAUDITED)    (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
Unaudited pro forma
  information(4):
  Income (loss) before
    cumulative effect of
    change in accounting and
    income taxes.............   $(492,910)    $(4,075,505)    $1,377,635    $4,870,934    $ (654,272)   $(2,094,072)   (3,513,016)
  Provision for (benefit
    from) Income taxes.......          --      (1,852,475)       273,748     1,605,055      (217,178)      (804,123)   (1,317,846)
                                ---------     -----------     ----------    ----------    ----------    -----------   -----------
  Income (loss) before
    cumulative effect of
    change in accounting.....    (492,910)     (2,223,030)     1,103,887     3,265,879      (437,094)    (1,289,949)   (2,195,170)
  Cumulative effect of change
    in accounting(3).........          --              --             --            --     1,763,934      1,763,934            --
                                ---------     -----------     ----------    ----------    ----------    -----------   -----------
  Net income (loss)..........   $(492,910)    $(2,223,030)    $1,103,887    $3,265,879    $1,326,840    $   473,985    (2,195,170)
                                =========     ===========     ==========    ==========    ==========    ===========   ===========
  Net income (loss) per
    common share
    Basic....................   $   (0.27)    $     (1.04)    $     0.75    $     2.12    $     0.83    $      0.39   $     (1.37)
                                =========     ===========     ==========    ==========    ==========    ===========   ===========
    Diluted..................   $   (0.27)    $     (1.04)    $     0.47    $     1.44    $     0.64    $      0.25   $     (1.37)
                                =========     ===========     ==========    ==========    ==========    ===========   ===========

                                                                         AS OF
                                  ------------------------------------------------------------------------------------
                                  DECEMBER 31,   DECEMBER 31,   DECEMBER 30,   JANUARY 5,    JANUARY 4,    OCTOBER 4,
                                      1998           1999           2000          2002          2003          2003
                                  ------------   ------------   ------------   -----------   -----------   -----------
                                                                                                           (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.......   $  302,506    $ 2,945,331    $ 1,228,746    $   495,302   $        --   $   444,150
Current assets..................    4,455,967     16,948,498     14,979,243     13,595,133    15,904,642    19,199,722
Total assets....................    4,756,589     19,438,431     18,986,866     22,206,550    29,092,117    32,811,048
Long-term debt (excluding
  current portion)..............      954,740      1,713,967      1,622,108      1,118,454     5,747,463     5,151,872
Total shareholders' equity
  (deficit).....................      742,190     (1,790,372)    (1,205,159)     1,485,064     2,048,115    (1,056,993)

                                                                  FISCAL YEAR ENDED           NINE MONTHS ENDED
                                                              -------------------------   -------------------------
                                                              JANUARY 5,    JANUARY 4,    OCTOBER 5,    OCTOBER 4,
                                                                 2002          2003          2002          2003
                                                              -----------   -----------   -----------   -----------
                                                                                          (UNAUDITED)   (UNAUDITED)
CASH FLOW DATA:
Net cash provided by (used in) operating activities.........  $6,445,454    $ (502,383)   $(8,941,286)  $(3,058,137)
Net cash used in investing activities.......................  (3,334,006)   (6,608,368)   (6,090,117)    (2,015,842)
Net cash provided by (used in) financing activities.........  (3,844,892)    6,615,449    14,679,439      5,518,129

                                                                  FISCAL YEAR ENDED           NINE MONTHS ENDED
                                                              -------------------------   -------------------------
                                                              JANUARY 5,    JANUARY 4,    OCTOBER 5,    OCTOBER 4,
                                                                 2002          2003          2002          2003
                                                              -----------   -----------   -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
SUPPLEMENTAL DATA(6):
EBITDA(7)...................................................  $6,652,543    $3,505,816     $924,180      $(213,071)
Average store volume(8).....................................  $  698,467    $  665,796     $481,828      $ 471,101
Comparable stores sales increase (decrease)(9)..............        0.3%          (4.5)%       (4.6)%         (6.1)%
Inventory turns(10).........................................        2.73x         2.60x        1.92x          1.80x

---------------

 (1) On June 22, 1999, we acquired the assets of 198 Bakers stores for approximately $9.0 million. Consequently, the results of operations for those stores are included in our financial statements since the acquisition date.

 (2) Effective December 30, 2000, we changed our fiscal year from the calendar year ending December 31 to a 52/53 week period. The fiscal year ended January 5, 2002 is a 53-week period. For more information regarding our fiscal year, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fiscal Year."

 (3) Represents the cumulative effect of adopting SFAS No. 142 "Goodwill and Other Intangible Assets" and recognizing as income from the unamortized deferred credit related to the excess of fair value over cost arising from the acquisition of Bakers.

 (4) We elected to be taxed as an S corporation for Federal and state income tax purposes in January 1984. Accordingly, no provision has been made for Federal or certain state income taxes. Pro forma net income has been computed as if we had been fully subject to Federal, state and city taxes. Effective as of the first day of fiscal year 2004, we will revoke and terminate our S election, and thereafter be taxed as a C corporation. For more information about our S corporation status, please see "Revocation and Termination of Prior S Corporation Status" and "Unaudited Pro Forma Balance Sheet." For a reconciliation of our historical income (loss) before cumulative effect of change in accounting to pro forma income (loss) before cumulative effect of change in accounting and income taxes, please see Note 12 in the Notes to the Financial Statements.

 (5) Consists of approximately $1.7 million in initial public offering costs charged in fiscal year 2002 as a result of a delay in the initial public offering process.

 (6) These data have not been audited. For more information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."


 (7) EBITDA consists of earnings before net interest, income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to income from operations as a measure of performance or as an alternative to cash flow as a measure of liquidity. EBITDA is presented as additional information because management believes it is a useful indicator of our ability to meet debt service and to fund capital expenditures. Because EBITDA is not calculated identically by all companies, our calculation may not be comparable to similarly titled measures of other companies. Note that EBITDA for fiscal year 2002 reflects the negative impact of our write-off of $1.7 million in initial public offering costs charged as a result of a delay in the initial public offering process. The following table reconciles net income (loss) to EBITDA for each period presented.


                                       FISCAL YEAR ENDED           NINE MONTHS ENDED
                                   -------------------------   -------------------------
                                   JANUARY 5,    JANUARY 4,    OCTOBER 5,    OCTOBER 4,
                                      2002          2003          2002          2003
                                   -----------   -----------   -----------   -----------
                                                               (UNAUDITED)   (UNAUDITED)
     Net income (loss)...........  $ 4,959,653   $ 2,284,272   $   573,888   $(3,565,170)
     Interest expense............    1,086,729     1,626,306     1,130,943     1,212,665
     Cumulative effect of change
       in Accounting.............           --    (2,774,899)   (2,774,899)           --
     State income tax expense
       (benefit).................      315,667      (163,645)      106,938        52,154
     Depreciation................    1,395,148     2,533,782     1,887,310     2,087,280
     Amortization................   (1,104,654)           --            --            --
                                   -----------   -----------   -----------   -----------
     EBITDA......................  $ 6,652,543   $ 3,505,816   $   924,180   $  (213,071)
                                   ===========   ===========   ===========   ===========

 (8) Average store volume is calculated by totaling weekly sales and dividing that total by the number of stores that had sales activity during the weeks in the applicable period. Average store volume for fiscal year 2001 is presented on a 53-week basis. Average store volume for fiscal year 2002 is presented on a 52-week basis.

 (9) Comparable stores sales are calculated from weekly sales of those stores that were open for a given week in both the current and the prior year. For more information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General -- Net Sales."

(10) Inventory turns are calculated by dividing retail sales by weighted average retail inventory for the applicable periods. Inventory turns for the quarterly periods presented are not annualized.

                       UNAUDITED PRO FORMA BALANCE SHEET

     The following unaudited pro forma balance sheet was prepared to illustrate the effect of the offering and related pro forma effects of the change in our tax status from an S corporation under the Internal Revenue Code to a C corporation, the reclassification and the conversion of our subordinated convertible debentures, as if each of these events had occurred as of October 4, 2003.

     The pro forma adjustments are based on available information and upon certain assumptions that our management believes are reasonable. The pro forma balance sheet and accompanying Notes should be read in conjunction with our historical Financial Statements and the related Notes, included elsewhere in this prospectus.

     This pro forma balance sheet is provided for informational purposes only and does not purport to represent what our financial position would have actually been if the offering had in fact occurred at such dates or to project our financial position for any future date or period.

     The offering proceeds and the estimated transaction fees and expenses are preliminary; final amounts may differ from those set forth herein and such differences may be material.

                                                           AS ADJUSTED FOR ALL
                                                        EQUITY RECLASSIFICATIONS,          AS ADJUSTED FOR THE
                                                           DEBT EXTINGUISHMENT         INITIAL PUBLIC OFFERING AND
                                                            AND CONVERSIONS,             APPLICATION OF PROCEEDS
                                                           AND THE TERMINATION        -----------------------------
                                        OCTOBER 4,       OF S CORPORATION STATUS
                                           2003       -----------------------------                      PRO FORMA
                                        HISTORICAL    ADJUSTMENTS        PRO FORMA    ADJUSTMENTS       AS ADJUSTED
                                        -----------   ------------      -----------   ------------      -----------
CURRENT ASSETS
  Cash and cash equivalents...........  $   444,150   $   (75,000)(2)   $   369,150   $ 10,625,000 (1)  $   369,150
                                                                                       (10,625,000)(4)
  Accounts receivable and other
    receivables.......................      983,292                         983,292                         983,292
  Inventories.........................   16,880,701                      16,880,701                      16,880,701
  Deferred tax assets.................           --       974,200 (3)       974,200                         974,200
  Prepaid expenses other current
    assets............................      891,579                         891,579                         891,579
                                        -----------   -----------       -----------   ------------      -----------
    Total current assets..............   19,199,722       899,200        20,098,922             --       20,098,922
                                        -----------   -----------       -----------   ------------      -----------
Property and equipment, net...........   13,041,656                      13,041,656                      13,041,656
Noncurrent deferred tax assets........           --        48,013 (3)        48,013                          48,013
Other assets..........................      569,670      (430,670)(2)       139,000                         139,000
                                        -----------   -----------       -----------   ------------      -----------
    Total assets......................  $32,811,048   $   516,543       $33,327,591   $         --      $33,327,591
                                        ===========   ===========       ===========   ============      ===========
CURRENT LIABILITIES
  Accounts payable and accrued
    expenses..........................  $ 8,913,436                     $ 8,913,436                     $ 8,913,436
  Revolving credit agreement..........   13,336,097                      13,336,097     (9,325,000)(4)    4,011,097
  Class A stock purchase warrants.....      800,000                         800,000       (800,000)(4)           --
  Class A stock redemption
    obligation........................      142,616      (142,616)(2)            --                              --
  Current maturities of subordinated
    debt and capital lease
    obligations.......................    1,637,490                       1,637,490       (500,000)(4)    1,137,490
                                        -----------   -----------       -----------   ------------      -----------
    Total current liabilities.........   24,829,639      (142,616)       24,687,023    (10,625,000)      14,062,023
                                        -----------   -----------       -----------   ------------      -----------
Subordinated debt, less current
  maturities..........................      251,872                         251,872                         251,872
Obligations under capital leases, less
  current maturities..................    1,555,314                       1,555,314                       1,555,314
Other liabilities.....................    1,168,156                       1,168,156                       1,168,156
Subordinated convertible debentures...    4,900,000    (4,900,000)(2)            --                              --
Class A stock redemption obligation...    1,163,060    (1,163,060)(2)            --                              --
Class B stock redemption obligation...           --                              --                              --

                                                           AS ADJUSTED FOR ALL
                                                        EQUITY RECLASSIFICATIONS,          AS ADJUSTED FOR THE
                                                           DEBT EXTINGUISHMENT         INITIAL PUBLIC OFFERING AND
                                                            AND CONVERSIONS,             APPLICATION OF PROCEEDS
                                                           AND THE TERMINATION        -----------------------------
                                        OCTOBER 4,       OF S CORPORATION STATUS
                                           2003       -----------------------------                      PRO FORMA
                                        HISTORICAL    ADJUSTMENTS        PRO FORMA    ADJUSTMENTS       AS ADJUSTED
                                        -----------   ------------      -----------   ------------      -----------
Shareholders' Equity
  Common stock, $0.0001 par value.....  $        --   $       262 (2)   $       262   $        175 (1)  $       437
  Common stock, Class A $0.001 par
    value.............................        1,426        (1,426)(2)            --                              --
  Deferred stock compensation.........       (2,890)                         (2,890)                         (2,890)
  Additional paid-in capital..........    3,704,500     1,963,354 (2)     5,667,854     10,624,825 (1)   16,292,679
  Retained earnings (deficit).........   (4,760,029)    1,022,213 (3)            --                              --
                                                         (105,670)(2)
                                                        3,843,486 (2)
                                        -----------   -----------       -----------   ------------      -----------
    Total shareholders' equity
      (deficit).......................   (1,056,993)    6,722,219         5,665,226     10,625,000       16,290,226
                                        -----------   -----------       -----------   ------------      -----------
    Total liabilities and
      shareholders' equity............  $32,811,048   $   516,543       $33,327,591   $         --      $33,327,591
                                        ===========   ===========       ===========   ============      ===========
Shares outstanding....................    1,426,188                       2,618,486                       4,368,486

---------------

(1) Represents the issuance of 1,750,000 shares at an assumed offering price of $7.50, less estimated underwriting discount and expenses of $2,500,000.


(2) Represents (i) the reclassification of all classes of stock into a single class of $0.0001 par, voting common stock, including 1,426,188 Class A shares classified within shareholders' equity for accounting purposes and the 267,057 Class A and 271,910 Class B redeemable shares classified within liabilities for accounting purposes, less fractional shares, (ii) the extinguishment of our previously issued subordinated convertible debentures and the recognition of a loss on extinguishment of $30,670, including $430,670 of issuance costs related to the debentures, included in other assets, in exchange for $4,900,000 in aggregate principal amount of new subordinated convertible debentures with a fair value of $4,500,000 and the payment of issuance costs of $75,000 related to the new subordinated convertible debentures, (iii) the conversion of $4,900,000 in aggregate principal amount of new subordinated convertible debentures into 653,331 shares of $0.0001 par, voting common stock under the new subordinated convertible debentures, and the recognition of a loss on extinguishment of $75,000 related to the issuance costs of the new subordinated convertible debentures, and (iv) the elimination of the $3,843,486 retained earnings balance against additional paid in capital, because of the S corporation termination.


(3) Reflects the termination of the Subchapter S tax status and the recognition of current and noncurrent deferred tax assets of $974,200 and $48,013, respectively.

(4) Gives effect to the application of the net proceeds from the offering at October 4, 2003 as follows:

Reduction of subordinated debt obligation...................  $   500,000
Reduction of Class A stock purchase warrants................      800,000
Reduction of revolving credit agreement.....................    9,325,000
                                                              -----------
                                                              $10,625,000
                                                              ===========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this prospectus. The following section is qualified in its entirety by the more detailed information, including "Risk Factors," and our Financial Statements and the related Notes thereto, included elsewhere in this prospectus.

OVERVIEW


     We are a national, mall-based, specialty retailer of distinctive footwear and accessories targeting young women who demand quality fashion products. In addition to our 185 Bakers stores, we operate the 30 store Wild Pair chain that targets men and women between the ages of 17 and 24 who desire edgier, fashion forward footwear.


     In the first quarter of fiscal year 2002, we completed the acquisition of 33 store locations in 15 states for $1.8 million in cash from SLJ Retail LLC, as debtor-in-possession, under an auction authorized by a bankruptcy court. We acquired all of SLJ Retail LLC's right, title and interest to the lease agreements under which it operated 33 Sam & Libby retail stores which sold women's footwear and accessories in 15 states. Under the agreement we also acquired the non-inventory personal property, leasehold improvements, furniture, fixtures and equipment related to the stores. We began operating 17 of these stores as Wild Pair stores and 16 as Bakers stores in April 2002. Due to the similarity of the design of the Sam & Libby stores to our stores, we did not need to spend a material amount of money on remodeling these stores. As a result of the Sam & Libby acquisition, our results of operations for fiscal years 2001 and 2002 and the nine months ended October 5, 2002 and October 4, 2003 are not comparable in some significant respects.

GENERAL

     Net sales. Net sales exclude sales tax and are recorded net of returns. For comparison purposes, we classify our stores as comparable or non-comparable. A new store's sales are not included in comparable store sales until the thirteenth month of operation. Sales from remodeled stores are excluded from comparable store sales during the period of remodeling.

     Our average full year store sales are calculated based on our average weekly store sales. The average weekly store sales are calculated each week by adding the total sales of all stores in operation during that week and then dividing that number by the total number of stores in operation during that week. We then derive the average full year store sales for each fiscal year by adding the average weekly store sales for each week during the fiscal year.

     Our customers use cash, checks and third-party credit cards to purchase our products. We do not issue private credit cards or make use of complicated financing arrangements.

     Cost of merchandise sold, occupancy and buying expenses. These expenses include the cost of merchandise, distribution and warehousing, freight from distribution centers and warehouses to the stores, payroll and benefits for our design, buying, merchandising and logistics personnel, and store occupancy costs. Store occupancy costs include rent, contingent rents, common area maintenance, real estate taxes and utilities. Frequent buyer revenue is included as an offset to the discounts taken as markdowns in the use of the cards in determining the cost of merchandise sold.


     Selling expense. Selling expense includes store selling, store management and store payroll costs, excluding benefits. Selling expense also includes store repairs, maintenance and depreciation. We record pre-opening costs, which average approximately $6,000 per store, as a selling expense as incurred.

     General and administrative expense. General and administrative expense includes corporate expenses for information systems, marketing, insurance, legal and other corporate related departments. This expense also includes benefits for store personnel and payroll and benefits for all corporate and regional management personnel who are not included in cost of merchandise sold, occupancy and buying expenses. Corporate level expenses are primarily attributable to our corporate offices in St. Louis, Missouri.

     Interest expense. Interest expense includes interest relating to our revolving credit facility, interest on subordinated debt, debt issuance discounts and amortization of financing costs, and interest inherent in capital leases, including our point of sale system and related software.

     Income taxes. Because we are an S corporation under Subchapter S of the Internal Revenue Code and comparable state tax laws, we have not been subject to income taxes on our earnings in those jurisdictions, other than state franchise and net worth taxes. However, we have been subject to income taxes in some states in which we conduct business which do not recognize S corporation status. Our S corporation status will terminate as of the first day of fiscal year 2004. Following such time, we will be treated for Federal and state income tax purposes as a corporation under Subchapter C of the Internal Revenue Code and, as a result, will become subject to Federal and state income taxes.

CRITICAL ACCOUNTING POLICIES

     Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions about future events and their impact on amounts reported in our Financial Statements and related Notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. These differences could be material to the financial statements. For more information, please see Note 1 in the Notes to the Financial Statements.

     We believe that our application of accounting policies, and the estimates that are inherently required by these policies, are reasonable. We believe that the following significant accounting policies may involve a higher degree of judgment and complexity.

  MERCHANDISE INVENTORIES


     Merchandise inventories are valued at the lower of cost or market using the first-in first-out retail inventory method. Permanent markdowns are recorded to reflect expected adjustments to retail prices in accordance with the retail inventory method. The process of determining our expected adjustments to retail prices requires significant judgment by management. Management utilizes performance metrics to evaluate the quality and freshness of inventory, including the number of weeks of supply on hand, sell-through percentages and aging categories of inventory by selling season, to make its best estimate of the appropriate inventory markdowns. If market conditions are less favorable than those projected by management, additional inventory markdowns may be required.


  STORE CLOSING AND IMPAIRMENT CHARGES


     At the beginning of fiscal year 2002, we adopted SFAS No. 144, "Accounting for the Disposal of Long-Lived Assets." Based on the criteria in SFAS No. 144, long-lived assets to be "held and used" are reviewed for impairment when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable. We regularly analyze the operating results of our stores and assess the viability of under-performing stores to determine whether they should be closed or whether their associated assets, including furniture, fixtures, and equipment, leasehold improvements and goodwill, have been impaired. Asset impairment tests are performed at least annually, on a store-by-store basis. After allowing for an appropriate start-up period, unusual nonrecurring events, and favorable trends, fixed assets of stores indicated to be impaired are written down to fair value. During the years ended December 30, 2000, January 5, 2002, and January 4, 2003, we recorded $36,715, $4,540, and $120,114, respectively, in noncash charges to earnings related to the impairment of furniture, fixtures, and equipment, leasehold improvements and goodwill.

FISCAL YEAR

     Effective December 30, 2000, we changed our fiscal year from the calendar year to a 52/53 week period. Our accounting period is based upon a traditional retail calendar, which ends on the Saturday nearest January 31. Our fiscal year ends four weeks prior to the retail calendar, as a result of our Subchapter S tax status. Fiscal years ended December 30, 2000 and January 4, 2003 were 52-week periods. The fiscal year ended January 5, 2002 was a 53-week period. The difference in the number of weeks for our fiscal years can affect yearly comparisons. In this prospectus, we refer to the fiscal year ended December 30, 2000 as "fiscal year 2000," to the fiscal year ended January 5, 2002 as "fiscal year 2001" and to the fiscal year ended January 4, 2003 as "fiscal year 2002."

RESULTS OF OPERATIONS

     The following table sets forth our operating results, expressed as a percentage of sales, for the periods indicated.

                                                    FISCAL YEAR ENDED                 NINE MONTHS ENDED
                                          --------------------------------------   -----------------------
                                          DECEMBER 30,   JANUARY 5,   JANUARY 4,   OCTOBER 5,   OCTOBER 4,
                                              2000          2002         2003         2002         2003
                                          ------------   ----------   ----------   ----------   ----------
Net sales...............................       100%          100%         100%         100%         100%
Cost of merchandise sold, occupancy and
  buying expense........................      72.5          69.7         70.0         71.6         72.4
                                              ----          ----         ----         ----         ----
Gross profit............................      27.5          30.3         30.0         28.4         27.6
Selling expense.........................      19.2          19.2         20.4         20.9         20.8
General and administrative expense......       6.9           7.2          7.5          8.2          8.7
Loss on disposal of property and
  equipment.............................        --            --          0.1          0.1          0.2
Impairment and disposal of long-lived
  assets................................        --            --          0.1           --           --
Write off of deferred offering costs....        --            --          1.1           --           --
Amortization of excess of acquired net
  assets over cost......................      (0.8)         (0.8)          --           --           --
                                              ----          ----         ----         ----         ----
Operating income (loss).................       2.2           4.7          0.8         (0.8)        (2.1)
Other income (expense)..................       0.9          (0.1)        (0.1)        (0.1)        (0.1)
Interest expense........................      (0.9)         (0.8)        (1.1)        (1.1)        (1.2)
State income tax (expense) benefit......      (0.1)         (0.2)         0.1         (0.1)        (0.1)
Loss on early extinguishment of debt....      (0.9)           --           --           --           --
Cumulative effect of change in
  accounting............................        --            --          1.8          2.6           --
                                              ----          ----         ----         ----         ----
Net income (loss).......................       1.2%          3.6%         1.5%         0.5%        (3.5)%
                                              ====          ====         ====         ====         ====

     The following table sets forth our number of stores at the beginning and end of each period indicated and the number of stores opened, acquired and closed during each period indicated.

                                                    FISCAL YEAR ENDED                 NINE MONTHS ENDED
                                          --------------------------------------   -----------------------
                                          DECEMBER 30,   JANUARY 5,   JANUARY 4,   OCTOBER 5,   OCTOBER 4,
                                              2000          2002         2003         2002         2003
                                          ------------   ----------   ----------   ----------   ----------
Number of stores at beginning of
  period................................      245           209          202          202          232
Stores opened or acquired during
  period................................        4            14           41           40            2
Stores closed during period.............      (40)          (21)         (11)         (10)         (18)
                                              ---           ---          ---          ---          ---
Number of stores at end of period.......      209           202          232          232          216
                                              ===           ===          ===          ===          ===

  NINE MONTHS ENDED OCTOBER 4, 2003 COMPARED TO NINE MONTHS ENDED OCTOBER 5,
  2002


     Net sales. Net sales decreased to $103.7 million for the nine months ended October 4, 2003 from $107.3 million for the nine months ended October 5, 2002, a decrease of approximately $3.6 million. Net sales were positively impacted by the inclusion of sales from the 33 stores acquired in the Sam & Libby acquisition in all three quarters of fiscal year 2003 compared to only the second and third quarter of fiscal year 2002, and were negatively impacted by a generally weaker retail environment during the first quarter of 2003 related to consumer concerns regarding the war in Iraq and the closure of 18 stores. In the second and third quarters of fiscal year 2003, sales were negatively impacted by teenage customer demand for low priced flip-flops. Our comparable store sales for the nine months ended October 4, 2003 were down 6.1% compared to the nine months ended October 5, 2002.


     Gross profit. Gross profit decreased to $28.6 million in the nine months ended October 4, 2003 from $30.5 million in the nine months ended October 5, 2002, a decrease of approximately $1.9 million. As a percentage of net sales, gross profit decreased to 27.6% from 28.4% during these periods. This decrease is primarily attributable to increases in occupancy and buying expenses partially offset by a decrease in cost of merchandise sold.

     Selling expense. Selling expense decreased to $21.6 million in the nine months ended October 4, 2003 from $22.5 million in the nine months ended October 5, 2002, a decrease of approximately $900,000. This decrease was primarily attributable to a store cost control initiative implemented by management in fiscal year 2003 and reduced sales commissions due to a reduction in sales.

     General and administrative expense. General and administrative expense increased to $9.1 million for the nine months ended October 4, 2003, from $8.8 million for the nine months ended October 5, 2002, an increase of approximately $300,000.

     Loss before cumulative effect of change in accounting. Our loss before cumulative effect of change in accounting increased to approximately $3.6 million for the nine months ended October 4, 2003 from approximately $2.1 million for the nine months ended October 5, 2002, an increase of approximately $1.5 million.

     Cumulative effect of change in accounting. As a result of our adoption of SFAS No. 142 "Goodwill and Other Intangible Assets" in the first quarter of fiscal year 2002, the approximately $2.8 million balance of the excess of acquired net assets over cost related to the Bakers acquisition was recognized in income as a cumulative effect of an accounting change in the nine months ended October 5, 2002.


     Net income (loss). We incurred a net loss of approximately $3.6 million in the nine months ended October 4, 2003 compared to net income of approximately $600,000 in the nine months ended October 5, 2002. Our net loss for the nine months ended October 4, 2003 was primarily attributable to a reduction in sales as a result of the generally weaker retail environment, consumer concerns over the war in Iraq and teenage customer demand for low priced flip-flops. In addition, compared to the nine months ended October 5, 2002, our net loss for the nine months ended October 4, 2003 was not positively impacted by the cumulative effect of change in accounting of approximately $2.8 million which was recognized in the nine months ended October 5, 2002. If we had been taxed as a C corporation, our net loss for the first nine months of fiscal year 2003 would have been $2.2 million and our net income for the first nine months of fiscal year 2002 would have been approximately $474,000. For more information regarding pro forma income taxes, please see Note 12 of the Notes to the Financial Statements.


  FISCAL YEAR ENDED JANUARY 4, 2003 COMPARED TO FISCAL YEAR ENDED JANUARY 5,
  2002

     Net sales. Net sales increased to $150.6 million in fiscal year 2002 from $140.8 million in fiscal year 2001, an increase of $9.8 million. Net sales were positively impacted by the additional store locations acquired. An increase in sales of national branded products, which have higher average prices than our private label products, was more than offset by a significant decline in boot and bootie sales in the second half of the year.

     During fiscal year 2002, we opened 41 new stores and closed 11 stores compared to fiscal year 2001, in which we opened 14 new stores and closed 21 stores. Of the new stores that we opened in fiscal year 2002, 33 were acquired from SLJ Retail LLC. The other nine stores were new locations. Our comparable store sales for the 52-week fiscal year 2002 decreased by 4.5% compared to the 53-week fiscal year 2001.

     Gross profit. Gross profit increased to $45.1 million in fiscal year 2002 from $42.6 million in fiscal year 2001, an increase of $2.5 million. As a percentage of net sales, gross profit decreased to 30.0% in fiscal year 2002 from 30.3% in fiscal year 2001. The decline in gross profit as a percentage of net sales was attributable to a continued increase in the national branded component of our merchandise mix, which has a lower gross margin percentage, but a higher average selling price, than our private label products, and to an increase in occupancy costs due to a decrease in same stores sales.

     Selling expense. Selling expense increased $3.7 million to $30.8 million in fiscal year 2002 from $27.1 million in fiscal year 2001. The increase in selling expense resulted from the costs of operating an increased number of stores in fiscal year 2002 compared to fiscal year 2001.

     General and administrative expense. General and administrative expense increased to $11.4 million in fiscal year 2002 from $10.1 million in fiscal year 2001, an increase of $1.3 million, primarily as a result of an increase in depreciation expense for new information systems and new and remodeled stores, partially offset by reductions in management bonuses in fiscal year 2002.

     Interest expense. Interest expense increased to $1.6 million in fiscal year 2002 from $1.1 million in fiscal year 2001, an increase of approximately $500,000, primarily due to interest on the $4.9 million of subordinated convertible debentures issued in April 2002, partially offset by a decrease in the average interest rate paid on our revolving credit facility.

     Write-off of expenses related to initial public offering. As a result of a delay in our initial public offering, we took a charge of $1.7 million in initial public offering costs in fiscal year 2002.

     Cumulative effect of change in accounting. As a result of our adoption of SFAS No. 142 "Goodwill and Other Intangible Assets" in the fiscal year 2002, the approximately $2.8 million balance of the excess of acquired net assets over cost related to the Bakers acquisition was recognized in income as a cumulative effect of an accounting change in the fiscal year 2002.

     Net income. Net income decreased to $2.3 million in fiscal year 2002 from $5.0 million in fiscal year 2001, a decrease of $2.7 million. If we had been taxed as a C corporation, our net income for fiscal years 2002 and 2001 would have been $1.3 million and $3.3 million, respectively. For more information regarding pro forma income taxes, please see Note 12 in the Notes to the Financial Statements.

  FISCAL YEAR ENDED JANUARY 5, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 30, 2000

     Net sales. Net sales of $140.8 million in fiscal year 2001 were flat when compared to $140.7 million in fiscal year 2000. Net sales were positively impacted by fiscal year 2001 including 53 weeks compared to fiscal year 2000, which included 52 weeks, an increase in sales of national branded products, which have higher average prices than our private label products, and a strong holiday selling season. Negatively impacting net sales were the substantially reduced mall traffic in key markets such as New York and Florida subsequent to the September 11, 2001 terrorist attacks and a planned reduction in our clearance volume by 33% compared to fiscal year 2000, which resulted from improved merchandise management.

     In addition, during fiscal year 2001, we opened 14 new stores and closed 21 stores, compared to fiscal year 2000, in which we opened four stores and closed 40 stores. Of the 14 new stores that we opened in fiscal year 2001, seven were acquired in bankruptcy auctions. The other seven stores were new locations. The stores that we closed were predominantly Weiss and Neuman locations that did not fit our Bakers format. Our comparable store sales for the 53-week fiscal year 2001 increased by 0.3% over the 52-week fiscal year 2000.

     Gross profit. Gross profit increased to $42.6 million in fiscal year 2001 from $38.7 million in fiscal year 2000, an increase of $3.9 million. As a percentage of net sales, gross profit increased to 30.3% in fiscal year 2001 from 27.5% in fiscal year 2000. Inventory turns improved from 2.54 in fiscal year 2000 to 2.73 in fiscal year 2001 due to both better inventory control and quicker response to fashion trends, which resulted in fewer markdowns compared to the previous fiscal year. In addition, during fiscal year 2000, in connection with store closings, we continued to clear the Weiss and Neuman inventory at substantially reduced retail prices, resulting in a lower gross profit during fiscal year 2000. Partially offsetting the improvement in gross profit, we continued to increase the national branded component of our merchandise mix, which has a lower gross margin percentage than our private label products.

     Selling expense. Selling expense of $27.1 million in fiscal year 2001 was flat when compared to $27.1 million in fiscal year 2000.

     General and administrative expense. General and administrative expense increased to $10.1 million in fiscal year 2001 from $9.8 million in fiscal year 2000, an increase of $300,000, primarily attributable to an increase in management performance bonuses and depreciation expense for new information systems.

     Interest expense. Interest expense decreased to $1.09 million in fiscal year 2001 from $1.23 million in fiscal year 2000, a decrease of approximately $140,000, primarily due to a reduction in interest rates on our revolving credit facility, offset by a moderate increase in average borrowings.

     Other income (expense). Other income (expense) decreased by approximately $0.4 million in fiscal year 2001 compared to fiscal year 2000, primarily due to a one-time receipt of $1.0 million in fiscal year 2000 from a landlord to vacate one of our store locations.

     Loss from debt extinguishment. In January 2000, we replaced our prior credit facility with our existing revolving credit facility. The cost to terminate our prior credit facility resulted in a loss of $1.2 million in fiscal year 2000.

     Net income. Net income increased to $5.0 million in fiscal year 2001 from $1.6 million in fiscal year 2000, an increase of $3.4 million. If we had been taxed as a C corporation, our net income for fiscal years 2001 and 2000 would have been $3.3 million and $1.1 million, respectively. For more information regarding pro forma income taxes, please see Note 12 in the Notes to the Financial Statements.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     The following table sets forth our summary operating results for the quarterly periods indicated.

                                            FISCAL YEAR ENDED DECEMBER 30, 2000
                                   -----------------------------------------------------
                                      FIRST        SECOND         THIRD        FOURTH
                                   -----------   -----------   -----------   -----------
Net sales........................  $31,662,408   $37,412,856   $34,295,790   $37,338,463
Cost of merchandise sold,
  occupancy, and buying
  expenses.......................   22,236,731    27,256,883    25,370,403    27,169,058
Operating expenses...............    9,042,680     8,687,440     9,086,817     8,996,735
Operating income (loss)..........      382,997     1,468,533      (161,430)    1,172,670

                                             FISCAL YEAR ENDED JANUARY 5, 2002
                                   -----------------------------------------------------
                                      FIRST        SECOND         THIRD        FOURTH
                                   -----------   -----------   -----------   -----------
Net sales........................  $33,164,841   $37,528,409   $31,940,160   $38,175,860
Cost of merchandise sold,
  occupancy, and buying
  expenses.......................   24,141,372    25,487,380    23,219,566    25,366,103
Operating expenses...............    8,923,018     8,994,310     8,721,270     9,521,727
Operating income (loss)..........      100,451     3,046,719          (676)    3,288,030

                                             FISCAL YEAR ENDED JANUARY 4, 2003
                                   -----------------------------------------------------
                                      FIRST        SECOND         THIRD        FOURTH
                                   -----------   -----------   -----------   -----------
Net sales........................  $31,984,313   $39,281,255   $36,084,090   $43,201,034
Cost of merchandise sold,
  occupancy, and buying
  expenses.......................   21,908,860    27,388,715    27,581,119    28,535,941
Operating expenses...............    9,341,152    10,932,410    11,101,821    12,681,844
Operating income (loss)..........      734,301       960,130    (2,598,850)    1,983,249


                                                   FISCAL YEAR ENDED JANUARY 3, 2004
                                                ---------------------------------------
                                                   FIRST        SECOND         THIRD
                                                -----------   -----------   -----------
Net sales.....................................  $31,671,552   $38,044,690   $33,979,883
Cost of merchandise sold, occupancy, and
  buying expenses.............................   23,953,077    26,526,549    24,631,801
Operating expenses............................   10,539,622    10,328,960     9,917,497
Operating income (loss).......................   (2,821,147)    1,189,181      (569,415)


     Our operating results are subject to significant seasonal variations. Our quarterly results of operations have fluctuated, and are expected to continue to fluctuate in the future, as a result of these seasonal variances, in particular our principal selling seasons. We have five principal selling seasons: transition (post-holiday), Easter, back-to-school, fall and holiday. Sales and net income in our second and fourth quarters are typically much stronger than in our first and third quarters.

     In addition to our normal seasonal fluctuation, some events, in particular the Easter holiday, shift between fiscal quarters in some years due to the nature of our fiscal year. This shift will influence our quarterly comparable results. For example, Easter occurred during the first quarter of fiscal year 2002, while in most years, including fiscal year 2001, Easter occurs during the second quarter.

     Quarterly comparisons may also be affected by the timing of sales and costs associated with opening of new stores, including acquisitions.


LIQUIDITY AND CAPITAL RESOURCES


     Our cash requirements are primarily for working capital, capital expenditures and principal payments on our debt and capital lease obligations. In connection with our S corporation status, previously we have also made cash distributions to our shareholders to cover their taxes. Historically, these needs for cash have been met by cash flows from operations, borrowings under our revolving credit facility and sales of our subordinated debt. At October 4, 2003, we had negative working capital of $5.6 million, and approximately $1.0 million of unused borrowing capacity under our revolving credit facility based upon our borrowing base calculation.

     We anticipate that our cash flows from operations and borrowings under our revolving credit facility will be sufficient for our operating cash requirements, for at least the next 12 months. The proceeds of this offering will allow us to further execute our business plan, including our planned expansion.

  OPERATING ACTIVITIES

     In the nine months ended October 4, 2003, our net cash used by operations was $3.1 million compared to net cash used by operations of $8.9 million for the nine months ended October 5, 2002. During fiscal year 2002, our net cash used by operations was approximately $502,000, down from cash provided by operations in fiscal year 2001 of $6.4 million.

     We are committed under noncancellable operating leases for all store and office spaces, expiring at various dates through 2018. These leases generally provide minimum rent plus payments for real estate taxes and operating expenses, subject to escalations. Some of our leases also require us to pay contingent rent based on sales. As of January 4, 2003, our lease payment obligations under these leases totaled $16.4 million for fiscal year 2003, and an aggregate of $94.8 million through 2018.

  INVESTING ACTIVITIES

     In the nine months ended October 4, 2003, our cash used in investing activities amounted to $2.0 million compared to $6.1 million for the nine months ended October 5, 2002. During the first nine months of fiscal year 2003 and during fiscal year 2002, our cash used in investing activities consisted of capital expenditures. Our capital expenditures included furniture, fixtures and leasehold improvements for both new and remodeled stores, and new information systems. Cash used for capital expenditures in fiscal year 2002 was $6.6 million, up from $3.3 million during fiscal year 2001 (excluding $2.3 million and $0.7 million in capital leases for our point of sale system in fiscal years 2001 and 2002, respectively).


     In addition to the commitments described above, our future capital expenditures will depend primarily on the number of new stores we open, the number of existing stores we remodel and the timing of these expenditures. We plan to open approximately 15 new stores in fiscal year 2004 and 30 to 35 new stores in fiscal year 2005. Net capital expenditures for a new store are expected to average approximately $200,000, including point of sale equipment, which is generally acquired under capital leases. The average inventory investment, net of payables, for a new store is expected to range from approximately $45,000 to $75,000, depending on the size and sales expectation of the store and the timing of the new store opening. Pre-opening expenses, such as marketing, salaries, supplies and utilities, are expected to average approximately $6,000 per new store and are expensed as incurred. Remodeling the average existing store requires $40,000 to $200,000 of capital expenditures, net of landlord allowances.


     In connection with store openings and remodelings, we have projected our capital expenditure needs in fiscal year 2004 to be approximately $6.0 million to $7.0 million.

  FINANCING ACTIVITIES


     In the nine months ended October 4, 2003, our net cash provided by financing activities was $5.5 million compared to $14.7 million for the nine months ended October 5, 2002. The difference resulted primarily from advances under our revolving credit facility in the earlier period, $4.9 million raised by our sale of our subordinated convertible debentures in April 2002 offset by a reduction in amounts distributed to shareholders of $900,000. The additional funds were used primarily for capital and other expenditures relating to the opening of new stores. In fiscal year 2002, our net cash provided by financing activities was $6.6 million, up from cash used in financing activities of $3.8 million in fiscal year 2001.


     As of October 4, 2003, the aggregate payments on our capital lease obligations were approximately $3.6 million through 2008, of which approximately $365,000 is due in fiscal year 2003 and $1.4 million is due in fiscal year 2004.


     We have a $25.0 million secured revolving credit facility with Fleet Retail Finance, Inc. Amounts borrowed under the facility bear interest at a rate equal to the base rate (as defined in the agreement) plus 0.75% per annum, which was equal to 4.75% per annum at October 4, 2003. If contingencies identified in the agreement occur, the interest rate may be increased by an additional 2.0%. The revolving credit agreement also allows us to apply an interest rate of LIBOR (as defined in the agreement) plus 3.00% per annum to a designated portion of the outstanding balance for a minimum of 30 days by entering into a basis swap. The aggregate amount that we may borrow under the agreement at any time is established by a formula, which is based on our inventory level but cannot be greater than $25.0 million. The agreement is secured by substantially all of our assets. In connection with the administration of the agreement, we are required to pay a facility fee of $3,000 per month, to a maximum aggregate facility fee of $180,000. In addition, we must pay 0.375% per annum of the remaining unborrowed loan capacity under the agreement. If contingencies related to early termination of the credit facility were to occur, or if we were to request and receive an accommodation from the lender in connection with the facility, we may be required to pay additional fees. At January 3, 2004, we had approximately $2.1 million outstanding under the revolving credit facility, at a 4.16% effective interest rate per annum, and approximately $5.6 million of unused borrowing capacity available under the revolving credit facility, based upon our borrowing base calculations.

     In the first quarter of fiscal year 2003, we entered into an amendment to our revolving credit agreement to provide a sublimit facility of up to an additional $2.0 million, subject to reductions over time and to borrowing base restrictions as defined in the agreement. The sublimit facility is payable in full at maturity on February 20, 2004. The sublimit facility also provides for a minimum EBITDA covenant (as defined in the agreement), a minimum required availability covenant, and a limitation on capital expenditures for fiscal year 2003.


     Our credit facility includes financial and other covenants relating to, among other things, our level of capital expenditures, compliance with our business plan, prohibiting a change of control, including Peter Edison ceasing to be our chairman and chief executive officer, maintaining a minimum availability, maintaining a minimum net worth, prohibiting new debt, and prohibiting dividends and the repurchase of our stock. In the event that we were to violate any of these covenants, or violate the provisions of any of our other lending arrangements or of more than 10% of our leases, the lender would have the right to accelerate repayment of all amounts outstanding under the agreement, or to commence foreclosure proceedings on our assets. The credit facility's maturity date is January 5, 2005.


     We have two other long-term debt commitments outstanding at October 4, 2003, both of which are subordinate to our credit facility. One is a subordinated note, which requires quarterly principal and interest payments of up to $50,000 over the term of the loan through January 2008. This note is secured by a $425,000 standby letter of credit. The balance on this loan was approximately $424,000 at October 4, 2003. The other long-term commitment consists of a $500,000 subordinated note payable to a venture capital institution, which is due at maturity on March 1, 2004. In connection with this note we also issued a warrant to purchase shares of our common stock. The warrant is redeemable if not exercised, on March 1, 2004, for $850,000. Some of our current shareholders have mandatory redemption rights that are not currently exercisable and that will be terminated prior to the completion of this offering.


     We sold $4.9 million of our subordinated convertible debentures due 2007 in a private offering during the first quarter of fiscal year 2002. We used the net proceeds from the sale of the debentures to finance the Sam & Libby acquisition, to repay a portion of the amounts borrowed under our credit facility and to provide capital for future store openings. The purchasers included an investment fund which is an affiliate of one of our director nominees ($900,000), a second investment fund ($3.0 million), one of our shareholders ($500,000) and an affiliate of another of our director nominees ($500,000). Pursuant to an exchange agreement entered into on January 2, 2004, we exchanged all of our subordinated convertible debentures issued in April 2002 for new subordinated convertible debentures in the same aggregate principal amount. The new subordinated convertible debentures bear interest at 9.0% per annum, which rate increases over time to 11.0% per annum. Interest payments are payable quarterly in arrears. The subordinated convertible debentures mature, if not earlier converted, on April 4, 2007. Under circumstances set forth in the subordinated convertible debentures, if not earlier converted, the holders may be entitled to the greater of the principal amount, plus any accrued but unpaid interest, or the value of the common stock underlying the subordinated convertible debentures. The new subordinated convertible debentures will automatically convert into an aggregate of 653,331 shares of our common stock at a fixed conversion price of $7.50 upon the completion of this offering. The conversion price will adjust if the public offering price for this offering is less than $5.00 per share. We have agreed to register, concurrently with this offering, for sale the common stock underlying the new subordinated convertible debentures in a separate registration statement. The holders of these subordinated convertible debentures have agreed not to sell these shares until the later of 90 days after the effective date of this prospectus or June 30, 2004 without the prior written consent of Ryan Beck. For more information, please see "Dilution," "Capitalization," and "Shares Eligible for Future Sale."


     Our ability to meet our current and anticipated operating requirements will depend on our future performance, which, in turn, will be subject to general economic conditions and financial, business and other factors, including factors beyond our control.

OFF-BALANCE SHEET ARRANGEMENTS



     At October 4, 2003 and January 3, 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could otherwise have arisen if we had engaged in such relationships.



CONTRACTUAL OBLIGATIONS



     The following table summarizes our contractual obligations as of January 4, 2003:



                                                         PAYMENTS DUE IN PERIOD
                                  --------------------------------------------------------------------
                                                  LESS THAN        1-3           3-5        MORE THAN
                                     TOTAL         1 YEAR         YEARS         YEARS        5 YEARS
CONTRACTUAL OBLIGATIONS              -----        ---------       -----         -----       ---------
  Long-Term Debt                  $  8,645,311   $ 1,828,926   $ 1,377,385   $ 5,439,000   $         0
     Obligations(1).............
  Capital Lease                      2,688,810     1,002,204     1,417,875       268,731             0
     Obligations(2).............
  Operating Lease                   94,766,979    16,436,148    27,253,446    19,399,708    31,677,677
     Obligations(3).............
  Purchase Obligations(4).......    24,845,791    24,078,409       624,856       122,561        19,965
  Other Long-term                    1,641,804       228,028     1,094,536       319,240             0
     Liabilities(5).............
Total...........................  $132,588,695   $43,573,715   $31,768,098   $25,549,240   $31,697,643


---------------


(1) Includes payment obligations relating to our subordinated note payable due in January 2008, our subordinated convertible debentures issued in April 2002, our subordinated note payable and related warrant payable to a venture capital institution. Pursuant to an agreement entered into on January 2, 2004, our subordinated convertible debentures issued in April 2002 were exchanged for a new issuance of subordinated convertible debentures which will convert into 653,331 shares of our common stock upon completion of this offering. On January 31, 2003, the subordinated note and related warrant payable to a venture capital institution were amended and extended. That note is now due on March 1, 2004 and the warrant is now redeemable on that date for $850,000. We intend to repay up to $1.35 million relating to the principal amount of that note and the redemption obligation relating to the warrant with the proceeds of this offering. See "Use of Proceeds."



(2) Includes payment obligations relating to our point of sale hardware and software leases.



(3) Includes minimum payment obligations relating to our store leases.



(4) Includes merchandise on order and payment obligations relating to miscellaneous service contracts.



(5) Includes our obligation to redeem certain shares of stock, which obligations will be terminated upon completion of this offering.


RECENT ACCOUNTING PRONOUNCEMENTS

     In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 requires, in most cases, gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items. The statement is effective for fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145, we reclassified previously recognized extraordinary gains and losses from the early extinguishment of debt.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 will be applied prospectively to any exit or disposal activities initiated after December 31, 2002. We do not anticipate that the adoption of SFAS No. 146 will have a material impact on us.

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which clarifies and expands on existing disclosure requirements for guarantees and requires us to recognize a liability for the fair value of our obligations under that guarantee. The initial measurement and recognition provisions are prospective for guarantees issued after December 31, 2002. However, the disclosure requirements became effective for financial statements ending after December 15, 2002. We do not anticipate that the adoption of FIN 46 will have a material impact on us.

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", relating to consolidation of variable interest entities. The provisions of FIN 46 became effective immediately for variable interest entities created after January 31, 2003. The provisions of FIN 46 for variable interest entities created on or before January 31, 2003 were delayed until December 31, 2003 by FASB Staff Position No. FIN 46-6, Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, issued in October 2003. Although we are continuing to assess the impact of FIN 46, we currently believe that we will not be required to consolidate any variable interest entities.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     Our earnings and cash flows are subject to fluctuations due to changes in interest rates. Our financing arrangements include both fixed and variable rate debt in which changes in interest rates will impact the fixed and variable rate debt differently. A change in the interest rate of fixed rate debt will impact the fair value of the debt, whereas a change in the interest rate on the variable rate debt will impact interest expense and cash flows. Management does not believe that the risk associated with changing interest rates would have a material effect on our results of operations or financial condition.

IMPACT OF INFLATION

     Overall, we do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented. We cannot give assurance, however, that our business will not be affected by inflation in the future.

                                    BUSINESS

GENERAL


     We are a national, mall-based, specialty retailer of distinctive footwear and accessories targeting young women who demand quality fashion products. We sell both private label and national brand dress, casual, and sport shoes, boots, sandals and accessories. We strive to create a fun, exciting and fashion oriented customer experience through an attractive store environment and an enthusiastic, well trained sales force. Our Bakers stores' buying teams constantly modify our product offering to reflect widely accepted fashion trends. We operate 185 of our 215 stores under the Bakers format, which targets young women between the ages of 12 and 29. This target customer is in the fastest growing demographic segment, is extremely appearance conscious, spends a high percentage of disposable income on footwear and apparel and is traditionally less affected by economic cycles. Based on our analysis of our competitors, we believe that our Bakers stores are the only national, full service retailer specializing in moderately priced footwear for this segment. We also operate the 30-store Wild Pair chain which offers edgier, faster fashion-forward footwear that reflects the attitude and lifestyles of both women and men between the ages of 17 and 24 and, as a result of offering a greater proportion of national brands, has somewhat higher average prices than our Bakers stores.


HISTORY

     We were founded in 1926 as Weiss-Kraemer, Inc., which was later renamed Weiss and Neuman Shoe Co., a regional chain of footwear stores. In 1997, we were acquired principally by our current chief executive officer, Peter Edison, who had previously spent 12 years in various senior management positions at Edison Brothers Stores, Inc. In June 1999, we teamed with Bakers' existing management to purchase selected assets of the Bakers and Wild Pair chains, including approximately 200 store locations and merchandise inventory from Edison Brothers, which had filed for bankruptcy protection in March 1999. We also retained the majority of Bakers' employees including, in addition to key senior management, merchandise buyers, store operating personnel and administrative support personnel. At the time of the acquisition, we had 55 Weiss and Neuman locations, which we have subsequently closed or re-merchandised into the Bakers or Wild Pair formats. In February 2001, we changed our name to Bakers Footwear Group, Inc.

COMPETITIVE ADVANTAGES

     We believe our long operating history and management expertise provide us several key competitive advantages that have historically allowed us to operate our stores to generate strong cash flow and operating margins.

  OUR REPUTATION AS A LEADING FASHION FOOTWEAR RETAILER FOR YOUNG WOMEN.


     - We strive to be the store of choice for young women between the ages of 12 and 29 who seek quality, fashionable footwear at an affordable price. Based on our analysis of our competitors, we believe we are the only national, full service retailer specializing in serving this segment. We provide a high energy, fun shopping experience and attentive, personal service primarily in highly visible fashion mall locations.



     - The average retail prices of our private label footwear range from $34 to $64. We are able to offer these prices without sacrificing merchandise quality, creating a high perceived value, promoting multiple sale transactions and allowing us to build a loyal customer base.


     - Our micro-merchandising strategy enables us to adapt our store inventories with the trends and demographics of individual locations. As a result, we are able to stock the styles our customers desire, increasing sales and customer loyalty.

     - Our marketing initiatives foster additional customer loyalty, while expanding our presence in serving our target market. This can be exemplified by our successful introduction of our Bakers Frequent Buyer Card, which our customers purchase to obtain a discount on all future purchases until the expiration of the card. For fiscal year 2003 through October 31, 2003, we sold 54,930 of our Bakers Frequent Buyer Cards compared to 46,328 for fiscal year 2002, an increase of 18.6%. Additionally, we continue to emphasize customer service through sales associate training, which we believe increases the likelihood of multiple sales.


  A DISCIPLINED MANAGEMENT APPROACH.

     - We believe our senior management team combines a unique blend of experience with our company and other national specialty retailers. Our six-member senior management team averages approximately 24 years of individual experience in footwear and accessories retailing.

     - Our organizational structure is designed to respond to the changes that are inherent in our business. Our senior management, merchandisers and buyers work closely with our flexible network of manufacturing sources and efficient third-party distribution system to give our customers the styles they demand in a timely manner.

     - During the recent challenges in the retail environment, our senior management team utilized our management structure to effectively control overhead and our administrative operations. We also reacted quickly to changes in consumer demand and strategically reduced inventory purchases to minimize the need for markdowns and clearance merchandise.

     - We intend to continually focus on improving profitability by:

      - Leveraging our investment in corporate infrastructure. We have invested heavily in technology, including integrated inventory management and logistics systems, point of sale systems and equipment, and planning and allocation systems. Because these information systems and personnel costs are primarily fixed, as net sales increase our profitability should increase at a greater rate.

      - Improving our inventory turns through the use of our new planning, allocation and assortment planning systems, and through the increase in our mix of branded products, which should lead to fewer markdowns.

      - Constantly reviewing our store locations and proactively closing underperforming stores and remodeling older stores, while building new stores with attractive unit economics.

  EXCELLENT SOURCING CAPABILITIES.

     A key factor in our ability to offer our merchandise at moderate prices and respond quickly to changes in consumer trends is our sourcing proficiency. We rely primarily on third party foreign manufacturers in China, Brazil, Italy, Spain and other countries for the production of our private label merchandise. Our buying agents have long-term relationships with these manufacturers and have been successful in minimizing the lead times for sourcing merchandise. These relationships have allowed us to work very close to our expected delivery dates and reduce our markdowns. In addition, our "test and react" strategy supported by these strong relationships with manufacturers allows our merchandising and buying teams to test new styles and react quickly to fashion trends, while keeping fast-moving inventory in stock.

  ADVANCED INVENTORY MANAGEMENT SYSTEMS.

     In fiscal year 2003, we completed the final step in the implementation and integration of our planning, purchasing, allocation, assortment planning and point of sale systems. These systems allow us to better execute our micro-merchandising strategy through more efficient management and allocation of our store inventories to reduce further our response times in reaction to fashion trends. Our micro-merchandising strategy requires us to adapt the merchandise mix by location, with different assortments depending on store level customer demographics. We now have the capability to constantly monitor inventory levels and purchases by store, enabling us to manage our merchandise mix.

     We believe that effective use of our systems has allowed us to reduce markdowns, resulting in higher gross margins. Over the last 18 months, our systems facilitated the process of reducing inventory commitments in light of changes in consumer demand. Our buyers and inventory management team were able to efficiently adjust our store inventory levels to effectively control excess inventory and markdowns.

  FLEXIBLE STORE LOCATION STRATEGY.


     Our multiple concepts and variety of formats within these concepts allow us to operate profitably in a wide range of shopping malls. New and remodeled Bakers stores located in A and B malls have been designed in a new format. The 41 locations that feature this format have shown very positive store level economics with average annual sales of approximately $880,000, for the 12 months ended October 1, 2003. We continue to operate lower cost formats in C malls which can generate the same return on investment as the new format store. Additionally, our Wild Pair concept, operating at a similar return on investment, can succeed in smaller spaces than those typically required by Bakers stores. Wild Pairs' higher sales per square foot often allows it to operate in some higher end malls as well. This flexibility to operate in a wide variety of malls enhances Bakers' potential to grow and supports strong landlord relationships with the national real estate developers.


STRATEGY

     Our goal is to position Bakers as the fashion footwear merchandise authority for young women. We intend to effect this strategy through:

  OPENING NEW STORES IN KEY LOCATIONS.

     - We plan to open new stores in a controlled and disciplined manner. Our strong relationships with landlords allow us to secure desirable locations in fashion malls. In selecting a specific site, we look for high traffic locations primarily in regional shopping malls. We evaluate proposed sites based on the traffic patterns, type and quality of other tenants, average sales per square foot achieved by neighboring stores, lease terms and other factors considered important with respect to the specific location.


     - Once we have identified a key location and secured a lease, we build our store in our distinctive new upscale contemporary format. Since the beginning of fiscal year 2001, we have built 11 new format stores which generated average annual sales of over $750,000 for the 12 months ended October 1, 2003, compared to an average of $665,796 in annual sales for fiscal year 2002 for all of our stores, and contributed over $100,000 in annual cash flow per store. In total, for the 12 months ended October 1, 2003, we operated 41 new format stores which generated average annual sales of approximately $880,000 and contributed over $130,000 in annual cash flow per store. We have identified 200 additional locations for new format stores and plan to open approximately 15 new stores by the end of fiscal year 2004 and an additional 30 to 35 new stores in fiscal year 2005. We also have identified 100 of our current stores for remodeling into new format stores.


     - While we are not currently in negotiations, from time to time, we will explore acquisitions of regional chains or groups of stores. Historically, we have been able to acquire stores at prices below our cost to open new stores. For example, in fiscal year 2002, we spent $1.8 million to acquire 33 former Sam & Libby locations. We spent approximately $300,000 to convert those 33 locations into our formats. The expenditures consisted mainly of minor remodeling, signage, and point of sale equipment and software, and averaged approximately $9,000, excluding inventory, for each location. This cost is considerably below our typical cost to open a new store of $200,000, and accordingly, these stores have had a substantially higher return on invested capital.

     - Management believes that the operating infrastructure we have in place today is capable of integrating a significant number of new stores with little additional increase in general and administrative expenses. Virtually all of our senior management executives have held similar positions at specialty retail chains of substantially greater size. We believe that our buying teams have sufficient levels of experience to support our expected new store growth. Finally, we believe that our information and logistics systems are scaleable to support significant growth.


     - We opened a total of 41 stores in key locations in fiscal year 2002, including the 33 former Sam & Libby stores we acquired. In fiscal year 2003, we opened three new stores.


  EXPANDING PRESENCE OF NEW FORMAT STORES.


     - We are in the process of remodeling existing Bakers stores into our new format design which will provide a consistent look with our newly opened stores. Through November 1, 2003, 30 existing Bakers stores have been remodeled into the new store format. As a result of the remodeling, sales at the stores where the location has not changed have generated comparable store sales increases of 15.1% for the 12 months ended October 1, 2003. In total, for the 12 months ended October 1, 2003, our 41 new format stores averaged approximately $880,000 compared to older stores that averaged $590,000 per year. We believe the new format stores average higher annual sales because they feature a distinctive upscale contemporary format that is attractive to our customers.


     - Construction costs to remodel stores into the new format average $200,000 and the remodeling requires the store be closed for four to five weeks. We plan to remodel existing stores into the new format in locations where we believe the additional investment will produce a higher return on investment than maintaining the current format. We plan to remodel 20 existing stores into the new format during fiscal year 2004 and have identified an additional 80 stores to be upgraded. Typically, our stores are remodeled in connection with a lease renewal. Construction management for the remodeling is provided by third party contractors for fixed fees.


     - In addition to transforming stores into the new concept, we are performing minor remodeling at selected stores. Typically, the minor remodeling is undertaken in conjunction with the signing of a new lease. Construction costs for the minor remodels average $40,000. These stores often generate lower sales volume but a similar return on investment. During fiscal year 2004, we plan to undertake minor remodeling projects at five of our stores.


  CONTINUOUSLY INTRODUCING NEW MERCHANDISE TO MAINTAIN INVENTORY FRESHNESS.

     - We keep our product mix fresh and on target by constantly testing new fashions and actively monitoring sell-through rates in our stores. Our team of footwear retailers, in-house designers and merchants use their vast industry experience, relationships with agents and branded footwear producers, and their participation in industry trade shows to analyze, interpret and translate fashion trends affecting today's young women into the footwear and accessory styles they desire.

     - We employ a test and react strategy that constantly updates our product mix while minimizing inventory risk. This strategy is supported by our strong relationships with manufacturers which allow our merchandising and buying teams to negotiate short lead-times, enabling us to test new styles and react quickly to fashion trends and keep fast-moving inventory in stock.

     - To complement the introduction of new merchandise, we view the majority of our styles as "core" fashion styles that carry over for multiple seasons. Our merchants make subtle changes to these styles each season to keep them fresh, while minimizing our fashion risk exposure.

  INCREASING THE SALE OF BRANDED MERCHANDISE.


     - Approximately 17.8% of our net shoe sales for the 43 weeks ended November 1, 2003 consisted of branded footwear, up from 9.3% in fiscal year 2000. Bakers stores began to sell national branded footwear in fiscal year 2000 because we believe that branded merchandise is important to our customers, adds credibility to our stores and drives customer traffic, increasing our overall sales volume and profitability, while reducing our overall exposure to fashion risk.

     - We believe the further penetration of national branded merchandise as a percentage of our product mix will be a key driver of same store sales growth, as it serves to increases customer traffic and customer loyalty in our stores which we believe will also increase the sales of our private label merchandise.

DEMOGRAPHIC TRENDS

     We focus our product offerings to fashion-conscious young women between the ages of 12 and 29. According to the U.S. Census Bureau's 2000 Census, the 12 to 29 year old female population totaled approximately 34.3 million. This second largest segment of the female population grew at a 2.1% rate in 2000, compared with an average overall population growth rate of 0.9% during this period. Additionally, according to the U.S. Census Bureau's 2000 Census, median income levels for women reached $27,355, increasing 6.9% from 1993 to 2000, outpacing the 4.4% male median income growth during the same period. Our management believes that these demographic trends will continue to offer us strong market opportunities.

INDUSTRY BACKGROUND

     According to The NPD Group, Inc., the total U.S. retail footwear market generated sales of approximately $40.5 billion in 2002. Women's footwear is the largest category of the footwear market, comprising 47.4% of total sales or $19.2 billion. In 2002, sales of men's footwear were $16.5 billion, accounting for 40.7% of the total footwear market. Children's sales were $4.8 billion in 2002, representing 11.9% of total footwear sales.

     Dress is the largest segment of the footwear market and accounted for nearly 66.0% of women's purchases and 25.0% of men's purchases for the 12 months ended July 2002, according to SGMA International. Athletic footwear is the second largest segment and according to NPD, 2002 athletic footwear sales were $15.7 billion. The athletic segment of the footwear industry is dominated by brands including market-share leaders Nike and Reebok in particular, who together comprised 46.8% of total 2002 domestic athletic footwear sales according to Euromonitor. We target the "fashion athletic" product category within the athletic footwear market and do not compete directly with the major athletic retailers. Casual footwear comprises the balance of the footwear market.

PRODUCT DEVELOPMENT AND MERCHANDISING

     Our merchants analyze, interpret and translate current and emerging lifestyle trends into footwear and accessories for our target customers. Our merchants and senior management use various methods to monitor changes in culture and fashion.

     For example, we constantly monitor current music, television, movie and magazine themes as they relate to clothing and footwear styles. Our buyers travel to major domestic and international markets, such as New York, London and Milan, to gain an understanding of fashion trends. We attend major footwear trade shows and analyze various information services which provide broad themes on the direction of fashion and color for upcoming seasons.

     A crucial element of our product development is our test and react strategy, which lowers our inventory risk. We typically buy small quantities of new footwear and deliver merchandise to a cross-section of stores. We closely monitor sell-through rates on test merchandise and, if the tests are successful, quickly re-order product to be distributed to a larger base of stores. Frequently, in as little as a week, we can make initial determinations as to the results of a product test.

     In addition to our test and react strategy, we can also reduce our fashion risk exposure by increasing the national branded component of our merchandise mix. The national brands carried by our stores tend to focus on fashion basic merchandise supported by national advertising by the producer of the brand, which helps generate demand from our target customer. We believe we gain substantial brand affinity by carrying these lines. We believe that a customer who enters our store with the intent of shopping for national branded footwear will consider the purchase of our lower price, higher gross margin private label merchandise.

PRODUCT MIX

     We sell both casual and dress footwear. Casual footwear include sport shoes, sandals, athletic shoes, outdoor footwear, casual daywear, weekend casual, casual booties and tall-shafted boots. Dress footwear include career footwear, tailored shoes, dress shoes, special occasion shoes and dress booties.

  PRIVATE LABEL.


     Our private label merchandise, which comprised 82.2% of our net shoe sales in our stores for fiscal year 2003 through November 1, 2003, is generally sold under the Bakers label and, in some instances, is supplied to us on an exclusive basis. Once our management team has arrived at a consensus on fashion themes for the upcoming season, our buyers translate these themes into our merchandise. We currently have two dress footwear buyers, three casual footwear buyers and two accessory buyers.


     To produce our private label footwear, we generally begin with a shoe that our buying teams have discovered during their travels to markets throughout the world, or that is brought to us by one of our commissioned buying agents. Working with our agents, we develop a prototype shoe, which we refer to as a sample. We control the process by focusing on key color, fabric and pattern selections, and collaborate with our buying agents to establish production deadlines. Once our buyers have approved the sample, our buying agents arrange for the purchase of necessary materials and contract with factories throughout the world to manufacture the footwear to our specifications.

     We establish manufacturing deadlines in order to ensure a consistent flow of inventory into the stores. Our disciplined product development process has led to a reduction in lead times. Depending upon where the shoes are produced and where the materials are sourced, we can have shoes delivered to our stores in four to eight weeks. For more information, please see "-- Sourcing and Distribution."

     Our success depends upon our customers' perception of new and fresh merchandise. Our test and react strategy reduces our risk on new styles of footwear. We also reduce our markdown risk by re-interpreting our core product. Approximately one-half of our private label mix is core product, which we define as styles that carry over for multiple seasons. Our buyers make changes to core product which include colors, fabrications and modified styling to create renewed interest among our customers. We also have relationships with some producers of national brands who, from time to time, produce comparable versions of their branded footwear under our private label brands.

     Our information systems are designed to identify trends by item, style, color and/or size. In response, our merchandise team generates a key-item report to more carefully monitor and support sales, including reordering additional units of certain items, if available. Merchandising teams and buyers work together continuously to develop new styles to be presented at monthly product review and selection meetings. These new styles incorporate variations on existing styles in an effort to capitalize further on the more popular silhouettes and heel heights or entirely new styles and fabrications that respond to emerging trends or customer preferences.

  NATIONAL BRANDS.


     In 2000, our Bakers stores began to carry nationally recognized branded merchandise which we believe increases the attractiveness of our product offering to our target customers. Our branded shoe sales comprised approximately 9.3% of net shoe sales in fiscal year 2000, 13.6% in fiscal year 2001, 19.1% in fiscal year 2002, and 17.8% for fiscal year 2003 through November 1, 2003. We believe that branded merchandise is important to our customers, adds credibility to our stores and drives customer traffic resulting in increased customer loyalty and sales. Important national brands in our stores include

Skechers(R), Guess Sport(R), Steve Madden(R), Deisel(R), Bebe(R)and Chinese Laundry(R). We believe offering nationally recognized brands is a key element to attracting appearance conscious young women. We believe it is strategically important to increase the branded component of our merchandise mix, which should drive comparable store sales. Branded merchandise sells at a higher price point than our private label merchandise. As a result, despite a lower gross margin percentage, branded merchandise generates greater gross profits per pair and leverages our relatively fixed operating costs.

  ACCESSORIES.

     Our accessories include handbags, jewelry, sunglasses, ear clips and earrings, hosiery, scarves and other items. Our accessory products allow us to offer the convenience of one-stop shopping to our customers, enabling them to complement their seasonal ready-to-wear clothing with color coordinated footwear and accessories. Accessories add to our overall sales and typically generate higher gross margins than our footwear. Our average selling price for handbags is $19, and for all accessories, excluding handbags, the average selling price is $7.

  MERCHANDISE MIX.

     The following table illustrates net sales by merchandise category as a percentage of our total net sales for fiscal years 2000, 2001 and 2002 and the 43 weeks ended November 1, 2003:


                                                     FISCAL YEAR
                                          ----------------------------------
CATEGORY                                   2000     2001     2002    2003YTD
--------                                  ------   ------   ------   -------
Private Label Footwear..................   84.5%    79.6%    73.0%    74.4%
Branded Footwear........................    8.7%    12.5%    17.2%    16.1%
Accessories.............................    6.8%     7.9%     9.8%     9.5%
                                          ------   ------   ------   ------
  Total.................................  100.0%   100.0%   100.0%   100.0%
                                          ======   ======   ======   ======


  PLANNING AND ALLOCATION.

     We have developed a micro-merchandising strategy for each of our Bakers stores through market research and sales experience. We maintain the level and type of styles demanded by subsets of our target customers. We have categorized each of our Bakers stores as being predominantly a mainstream, fashion or urban location, and if appropriate we identify subcategories for certain stores. We have implemented a similar micro-merchandising strategy for our Wild Pair stores.

     Our micro-merchandising strategy of classifying multiple stores and merchandising them similarly based upon customer demographics enables our merchants to provide an appropriate merchandise mix in order to meet that particular store's customers' casual, weekend/club, career and special occasion needs. In determining the appropriate merchandise mix and inventory levels for a particular store, among other factors, for a particular store's profile, we consider:

     - selling history;

     - importance of branded footwear;

     - importance of accessories;

     - importance of aggressive fashion;

     - the stock capacity of the store; and

     - sizing trends and color preferences.

     Our merchandising plan includes sales, inventory and profitability targets for each product classification. This plan is reconciled with our store sales plan, a compilation of individual store sales projections that is developed biannually, but reforecasted monthly. We also update the merchandising plan on a monthly basis to reflect current sales and inventory trends. The plan is then distributed throughout the merchandising department, which analyzes trends on a weekly, and sometimes daily, basis. We use the reforecasted merchandising plan to adjust production orders as needed to meet inventory and sales targets. This process keeps tight control over our inventory levels and reduces markdowns.

     Our buyers typically merchandise 60 to 90 days in advance of anticipated delivery. Frequently, we order merchandise 30 to 60 days in advance of delivery. This strategy allows us to react to both the positive and negative trends and customer preferences identified through our information systems and other tracking procedures. Through this purchasing strategy, we can take advantage of positive trends by quickly replenishing our inventory of popular products. This strategy also reduces our exposure to risk because we are less likely to be overstocked with less desirable items. During the recent challenging retail environment, we reacted quickly to declining sales trends by reducing purchases and keeping inventories in line to avoid excessive markdowns.

  CLEARANCE.

     We utilize rigorous clearance and markdown procedures to reduce our inventory of slower moving styles. Our management carefully monitors pricing and markdowns to facilitate the introduction of new merchandise and to maintain the freshness of our fashion image.

     We have five clearance sales each year, which coincide with the end of a particular selling season. For more information regarding our selling seasons, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Fluctuations." During a clearance sale, we instruct our stores systematically to lower the price of the items, and if not sold, to ship them to 10 to 12 of our stores which have special clearance sections. We believe that our test and react strategy and our careful monitoring of inventories and consumer buying trends help us to minimize sales at clearance prices.

STORES

  STORE LOCATIONS AND ENVIRONMENT.

     Our stores are designed to attract customers who are intrigued by a young and contemporary lifestyle and to create an inviting, exciting atmosphere in which it is fun for them to shop in locations where they want to shop. Our stores average approximately 2,500 square feet and are primarily located in regional shopping malls. Ten of our stores, which are located in dense urban markets such as New York City and Chicago, have freestanding street locations.

     Our stores are designed to create a clean, upscale boutique environment, featuring contemporary finishings and sophisticated details. Glass exteriors allow passersby to see easily into the store from the high visibility, high traffic locations in the malls where we have located most of our stores. The open floor design allows customers to readily view the majority of the merchandise on display while store fixtures allow for the efficient display of accessories.

     Every three weeks, we provide the stores with specific merchandise display directions from the corporate office. Our in-store product presentation utilizes a variety of different fixtures to highlight the breadth of our product line. Various fashion themes are displayed throughout the store utilizing combinations of styles and colors.


     Following is a list of our stores by state as of January 3, 2004:



STATE                                                         NO. STORES
-----                                                         ----------
Alabama.....................................................       1
Arizona.....................................................       2
Arkansas....................................................       1
California..................................................      30

STATE                                                         NO. STORES
-----                                                         ----------
Colorado....................................................       4
Connecticut.................................................       2
Delaware....................................................       1
Florida.....................................................      18
Georgia.....................................................      15
Idaho.......................................................       1
Illinois....................................................      17
Indiana.....................................................       5
Kansas......................................................       2
Louisiana...................................................       5
Maryland....................................................       5
Massachusetts...............................................       4
Michigan....................................................       8
Minnesota...................................................       2
Mississippi.................................................       1
Missouri....................................................       7
Nebraska....................................................       2
Nevada......................................................       4
New Jersey..................................................       9
New Mexico..................................................       1
New York....................................................      17
North Carolina..............................................       2
Ohio........................................................       6
Oklahoma....................................................       2
Pennsylvania................................................       8
Rhode Island................................................       1
South Carolina..............................................       1
Texas.......................................................      17
Utah........................................................       4
Virginia....................................................       4
Washington..................................................       3
Wisconsin...................................................       3
                                                                 ---
Total Stores................................................     215*
Total States................................................      36


---------------

* Excludes our Internet site which is merchandised as a Bakers store.

  STORE CONCEPTS.


     We operate our stores under two different concepts, Bakers and Wild Pair. As of January 3, 2004, 185 of our stores were Bakers stores and 30 of our stores were Wild Pair stores.


  Bakers

     Our Bakers stores focus on widely-accepted, mainstream fashion and provide a fun, high-energy shopping environment geared towards young women between the ages of 12 and 29. Bakers stores are generally mall-based and in fiscal year 2002 averaged approximately 2,500 square feet and approximately $670,000 in net sales.

  Wild Pair

     Our Wild Pair stores feature fashion-forward merchandise for hip young women and men between the ages of 17 and 24 and are becoming recognized for reflecting the attitude and lifestyle of this growing demographic niche. The Wild Pair customer demands edgier, faster fashion that exists further towards the "leading edge" than does the typical Bakers customer, which allows us to better monitor the direction of the fashion-forward look that our Bakers customer will be seeking. To match the attitude of our Wild Pair merchandise, we have created a "club" atmosphere and a fast, fun environment within our Wild Pair stores.

     Wild Pair stores carry a higher proportion of branded merchandise, which generally sells at higher price points than our Bakers footwear. Wild Pair stores are mall-based and in fiscal year 2002 averaged approximately 2,000 square feet and approximately $637,000 in net sales, resulting in higher sales dollars per square foot than our Bakers stores.

     The following table compares our Bakers and Wild Pair formats:


                                            BAKERS                        WILD PAIR
                                            ------                        ---------
Target customer:                     Women -- ages 12-29          Men & women -- ages 17-24
% Private-label footwear net                88.9%                           38.9%
  shoe sales (fiscal year
  2002):
% Branded footwear net shoe                 11.1%                           61.1%
  sales (fiscal year 2002):
Key brands:                      Skechers(R), Guess Sport(R),   Steve Madden(R), Steve Madden
                                  Steve Madden(R), Bebe(R),       Men's(R), Guess Sport(R),
                                    Diesel(R) and Chinese          Skechers(R), Candies(R),
                                          Laundry(R)              Chinese Laundry(R), Diesel
                                                                 Women's(R), Diesel Men's(R),
                                                                 Luichiny(R), Rocket Dog(R),
                                                                   Volatile(R), Perry Ellis
                                                                     Men's(R) and Puma(R)
Fashion content:                       Widely-accepted              Edgy, lifestyle-based
Number of stores:                            185                              30
Average size:                         2,500 square feet               2,000 square feet
Approximate average net sales              $670,000                        $637,000
  (fiscal year 2002):


  NEW STORES.


     Our new store strategy is two pronged: opening newly designed stores and converting existing shoe stores. During fiscal year 2002, we opened eight newly designed stores, which entailed all new construction. The average newly designed store size was approximately 2,000 square feet, and new store construction costs (before tenant allowances) averaged approximately $200,000. In the same time period, we opened 33 converted shoe stores, which allowed us to capitalize on existing store infrastructures. Our converted stores typically require $40,000 to $200,000 in capital investment. Construction management for both new design and remodeled stores is provided by a third party who works for a fixed fee. For either type of store, the average gross inventory investment was approximately $70,000 during fiscal years 2002 and 2003, while pre-opening costs, which are expensed as incurred, were approximately $6,000 per store. Our stores typically have achieved profitability at the store operating level within the first quarter of operation. We expect our newly designed stores to produce higher sales than our current stores. Our converted stores are expected to generate less sales, but to produce a similar or higher return on investment because of the lower capital requirement.

     In addition to new store openings, we generally are required by our lease agreements to remodel each store upon lease renewal. Remodeling the average existing store typically costs $40,000 to $200,000.

  STORE ECONOMICS.


     Our new stores generate attractive returns. For the 12 months ended October 1, 2003, new stores generated over $750,000 in annual sales and contributed approximately $100,000 in store contribution cash flow, for a cash return on investment of over 50%. We calculate cash return on investment as annual store level cash flow divided by net store investment, excluding inventory. We typically invest approximately $200,000 in new store construction costs.


     Our stores have proven able to operate profitably in a wide range of mall classifications. We principally open our new stores in malls that are considered "A" and "B" locations. However, some of our stores are located in malls that are less attractive and do not warrant the $200,000 investment required to fully remodel a store at its lease renewal. However, we will continue to operate these stores as long as they meet profitability requirements. In addition, these stores are valuable in maintaining strong relationships with our national landlords. Many of these stores are larger in size than our newly designed stores, but have significantly lower per square foot occupancy costs.


     During our transition from Weiss and Neuman to Bakers, we closed a significant number of stores that were either underperforming or did not meet our strategy. We closed 35 stores in fiscal year 1999, 40 in fiscal year 2000, 21 in fiscal year 2001, and 11 in fiscal year 2002. We closed 20 stores in fiscal year 2003, primarily due to a lack of profitability.


  STORE OPERATIONS.

     Our store operations are organized into two divisions, east and west, which are subdivided into 15 regions. Each region is managed by a regional manager, who is typically responsible for 12 to 16 stores. Each store is typically staffed with a manager and an assistant manager, in addition to approximately five sales associates. In the aggregate, stores average 167 employee hours per week. In some markets where stores are more closely located, one of the store managers may also act as an area manager for the stores in that area, assisting the regional manager for those stores.

     Our regional managers are primarily responsible for the operation and results of the stores in their region, including the hiring or promotion of store managers. We develop new store managers by promoting from within and selectively hiring from other retail organizations. Our store managers are primarily responsible for sales results, customer service training, hiring of store level staff, payroll control and shortage control. Merchandise selections, inventory management and visual merchandising strategies for each store are largely determined at the corporate level and are communicated by email to the stores generally on a weekly basis.

     Our commitment to customer satisfaction and service is an integral part of building customer loyalty. We seek to instill enthusiasm and dedication in our store management personnel and sales associates through incentive programs and regular communication with the stores. Sales associates receive commissions on sales with a guaranteed minimum hourly compensation. From time to time, we run sales contests to encourage our sales associates to maximize sales volume. Store managers receive base compensation plus incentive compensation based on sales and inventory control. Regional and area managers receive base compensation plus incentive compensation based on meeting profitability benchmarks. Each of our managers carefully controls the payroll hours used each week in conjunction with a budget provided by the regional manager.

     We have well-established store operating policies and procedures and use an in-store training regimen for all new store employees. On a regular basis, our merchandising staff provides the stores with merchandise presentation instructions, which include diagrams and photographs of fixture presentations. In addition, our internal newsletter provides product descriptions, sales histories and other milestone information to sales associates to enable them to gain familiarity with our product offerings and our business. We offer our sales associates a discount on our merchandise to encourage them to wear our merchandise and to reflect our lifestyle image both on and off the selling floor.


     On a quarterly basis, our regional managers are responsible for completing a loss prevention program in each of our stores. Our loss prevention efforts include monitoring returns, voided transactions, employee sales and deposits, as well as educating our store personnel on loss prevention. We monitor inventory through electronic receipt acknowledgment to better monitor loss prevention factors, which allows us to identify variances and further to reduce our losses due to damage, theft or other reasons. Since these systems were implemented, our shrinkage has dropped by 64.0% as of May 31, 2003. In addition to these internal control measures, we commission an independent loss prevention audit twice per year.


SOURCING AND DISTRIBUTION


     We source each of our private label product lines separately based on the individual design, styling and quality specifications of those products. We do not own or operate any manufacturing facilities and rely primarily on third party foreign manufacturers in China, Brazil, Italy, Spain, and other countries, for the production of our private label merchandise. In fiscal year 2002, approximately 76.8% of our footwear was manufactured in China. For fiscal year 2002, the top five commissioned buying agents of our products accounted for approximately 38% of total purchases, with one buying agent accounting for approximately 18% of total purchases.


     We believe that this sourcing of footwear products and our short lead times minimize our working capital investment and inventory risk, and enable efficient and timely introduction of new product designs. Although we have not entered into any long-term manufacturing or supply contracts, we believe that a sufficient number of alternative sources exist for the manufacture of our products. The principal materials used in the manufacture of our footwear and accessory merchandise are available from any number of domestic or international sources.

     Management, or its agents, performs an array of quality control inspection procedures at stages in the production process, including examination and testing of:

     - prototypes of key products prior to manufacture;

     - samples and materials prior to production; and

     - final products prior to shipment.

     All of the merchandise for our stores is initially received, inspected, processed and distributed through one of our two distribution centers, each of which is part of a third-party warehousing system. Merchandise that is manufactured in Asia is delivered to our west coast distribution center in Los Angeles, California, and merchandise that is manufactured elsewhere in the world is delivered to our east coast distribution center located near Philadelphia, Pennsylvania. In accordance with our micro-merchandising strategy, our allocation teams determine how the product should be distributed among the stores based on current inventory levels, sales trends, specific product characteristics and the buyers' input. Merchandise typically is shipped to the stores as soon as possible after receipt in our distribution center using third party carriers, and any goods not shipped to stores are stored in warehouse space in Sikeston, Missouri, for replenishment purposes.

INFORMATION SYSTEMS AND TECHNOLOGY

     Our information systems integrate our individual stores, merchandising, distribution and financial systems. Daily sales and cash deposit information is electronically collected from the stores' point of sale terminals nightly. This allows management to make timely decisions in response to market conditions. These include decisions about pricing, markdowns, reorders and inventory management.

     Currently, our focus is the further integration of our planning, purchasing and point of sale systems. We have recently completed the transition to a new point of sale system and implemented Arthur Allocation and MarketMax assortment planning. These new systems allow us to better execute our micro-merchandising strategy through more efficient management and allocation of our store inventories to reduce further our response times in reaction to fashion trends. In addition, these systems also allow us to identify and reduce our losses due to damage, theft or other reasons, and to improve monitoring of employee productivity.

MARKETING THROUGH IN-STORE ADVERTISING

     Our marketing consists primarily of an in-store, high-impact, visual advertising campaign. Marketing materials are particularly positioned to exploit our high visibility, high traffic mall locations. Banners in our windows and signage on our walls and tables may highlight a particular fashion story, a seasonal theme or a featured piece of merchandise. We utilize promotional giveaways or promotional event marketing.

     To cultivate brand loyalty, we successfully introduced our Bakers Frequent Buying Card program nationwide in late 2001. For fiscal year 2003 through October 31, 2003, we sold 63,070 of our Bakers Frequent Buyer Cards compared to 46,328 for fiscal year 2002, an increase of 36.1%. This program allows our customers to purchase a plastic, bar-coded card bearing our logo in order to obtain a discount on all future purchases in our stores until the expiration of the card. We believe that this program has improved customer loyalty.

COMPETITION

     We believe that our Bakers stores have no direct national competitors who specialize in full-service, moderate-priced fashion footwear for young women. Yet, the footwear and accessories retail industry is highly competitive and characterized by low barriers to entry.

     Competitive factors in our industry include:

     - brand name recognition;

     - product styling;

     - product quality;

     - product presentation;

     - product pricing;

     - store ambiance;

     - customer service; and

     - convenience.

     We believe that we match or surpass our competitors on the competitive factors that matter most to our target customer. We offer the convenience of being located in high-traffic, high visibility locations within the shopping malls in which our customer prefers to shop. We have a focused strategy on our target customer that offers her the fun store atmosphere, full service and style that she desires.

     Several types of competitors vie for our target customer:

     - department stores (such as Bloomingdale's, Dillard's, Macy's and May Department Stores);

     - national branded wholesalers (such as Candie's, Nine West, Steve Madden and Vans);

     - national branded off-price retailers (such as DSW, Rack Room and Shoe Carnival);

     - national specialty retailers (such as Finish Line, Journey's, Naturalizer, Aldo's and Parade of Shoes);

     - regional chains (such as Cathy Jean and Sheik);

     - discount stores (such as K-Mart, Target and Wal-Mart); and, to a lesser extent,

     - apparel retailers (such as bebe, Charlotte Russe, Express, Rampage and Wet Seal).

     Department stores generally are not located within the interior of the mall where our target customer prefers to shop with her friends. National branded wholesalers generally have a narrower line of footwear with higher average price points and target a more narrowly focused customer. Specialty retailers also cater to a different demographic than our target customer. Regional chains generally do not offer the depth of private label merchandise that we offer. National branded off-price retailers and discount stores do not provide the same level of fashion or customer service. Apparel retailers, if they sell shoes or accessories, generally offer a narrow line of styles, which can encourage a customer to come to our store to purchase shoes or accessories to complement her new outfit. Our competitors sell a broad assortment of footwear and accessories that are similar and sometimes identical to those we sell, and at times may be able to provide comparable merchandise at lower prices. While each of these different distribution channels may be able to compete with us on fashion, value or service, we believe that none of them can successfully match or surpass us on all three of these elements.

     Our Wild Pair stores compete on most of the same factors as Bakers. However, due to Wild Pair's market position, it is subject to more intense competition from national specialty retailers and national branded wholesalers.

HISTORY OF BAKERS SHOE STORES

     Under Edison Brothers, the first Bakers shoe store opened in Atlanta, Georgia, in 1924. Bakers grew to be one of the nation's largest women's moderately priced specialty fashion footwear retailer. At its peak in 1988, Bakers had grown to approximately 680 stores. At that time, it was one of several footwear, apparel and entertainment retail specialty chains that were owned and operated by Edison Brothers, which in 1995 had over 2,700 stores in all 50 states, Puerto Rico, the Virgin Islands, Mexico and Canada. Edison Brothers filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code on November 3, 1995. After an unsuccessful reorganization, Edison Brothers refiled for bankruptcy on March 9, 1999, and immediately commenced a liquidation of all its assets. In June 1999, we purchased selected assets of the Bakers and Wild Pair chains, approximately 200 store locations, from Edison Brothers Stores, Inc., the debtor-in-possession.

EMPLOYEES

     As of November 8, 2003, we employed approximately 580 full-time and 1,646 part-time employees. We employ approximately 85 of our employees in general administrative functions at our corporate offices and warehouse, and 2,141 at our store locations. The number of part-time employees fluctuates depending on our seasonal needs. None of our employees are represented by a labor union, and we believe our relationship with our employees is good.

PROPERTIES

     We lease all of our store locations. Most of our leases have an initial term of at least ten years. A number of our leases provide a lease termination option in specified years of the lease if we do not meet certain sales levels. In addition, leases for locations typically require us to pay property taxes, utilities, repairs, maintenance, common area maintenance and, in some instances, merchant association fees. Some of our leases also require contingent rent based on sales.

     We lease approximately 38,000 square feet for our headquarters, located at 2815 Scott Avenue, St. Louis, Missouri 63103. The lease has three years remaining, which we can extend for an additional five years. We also operate an accessory and supply warehouse at 1209 Washington Avenue in St. Louis that occupies approximately 60,000 square feet and operates under the terms of a lease with four years remaining.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     We acquired the right and title to several trademarks in connection with the Bakers acquisition, including our trademarks Bakers(TM) and Wild Pair(R). In addition, we currently have several applications pending with the United States Patent and Trademark Office for additional registrations. For more information on our trademarks, please see "Risk Factors -- Our ability to expand into some territorial and foreign jurisdictions under the trademarks 'Bakers' and 'Wild Pair' is restricted" and "Risk Factors -- Our failure to register, renew or otherwise protect our trademarks could have a negative impact on the value of our brand names."

LEGAL PROCEEDINGS


     From time to time we are involved in ordinary routine litigation common to companies engaged in our line of business. Currently, we are not involved in any material pending legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Certain information concerning the executive officers and directors of Bakers is set forth below:


NAME                                        AGE                  POSITIONS HELD
----                                        ---                  --------------
Peter A. Edison...........................  48    Chairman of the Board and Chief Executive
                                                  Officer
Michele A. Bergerac.......................  47    President and Director Nominee
Mark D. Ianni.............................  43    Executive Vice President -- General
                                                  Merchandise Manager
Lawrence L. Spanley, Jr. .................  57    Chief Financial Officer, Treasurer and
                                                  Secretary
Stanley K. Tusman.........................  56    Executive Vice President -- Inventory and
                                                  Information Management
Joseph R. Vander Pluym....................  52    Executive Vice President -- Stores
Andrew N. Baur............................  59    Director Nominee
Timothy F. Finley.........................  60    Director Nominee
Harry E. Rich.............................  63    Director Nominee
Scott C. Schnuck..........................  53    Director Nominee


     Peter A. Edison has over 26 years of experience in the fashion and apparel industry. Between 1986 and 1997, Mr. Edison served as director and as an officer in various divisions of Edison Brothers Stores, Inc., including serving as the Director of Corporate Development for Edison Brothers, President of Edison Big & Tall, and as President of Chandlers/Sacha of London. He also served as Director of Marketing and Merchandise Controller, and in other capacities, for Edison Shoe Division. Mr. Edison received his M.B.A. in 1981 from Harvard Business School, and currently serves chairman of the board of directors of Dave & Busters, Inc. He has served as our Chairman of the Board and Chief Executive Officer since October 1997.

     Michele A. Bergerac has over 26 years of experience in the junior and contemporary women's shoe business including a 20-year career in various divisions of the May Company and five years with Bakers. Ms. Bergerac started at Abraham & Strauss as an Assistant Buyer. Her buying and merchandising career with the May Company included positions at G. Fox, May Corporate, May Company California and Foley's, where she was the Vice President of Footwear, prior to being hired by Edison Brothers as President of Edison Footwear Group in 1998. Ms. Bergerac has served as our President since June 1999.

     Mark D. Ianni has over 23 combined years with Edison Brothers and Bakers as an experienced first-cost buyer, having held various positions, including Merchandiser, Associate Buyer, Senior Dress Shoe Buyer, Tailored Shoe Buyer and General Merchandise Manager of Dress Shoes prior to his current position of General Merchandise Manager. Mr. Ianni has served as our Executive Vice President -- General Merchandise Manager since June 1999.


     Lawrence L. Spanley, Jr. has over 30 years of retail accounting and finance experience. Mr. Spanley spent much of his career at Senack Shoes, a division of Interco. Since 1994, Mr. Spanley has served as either our Chief Financial Officer or our Vice President -- Finance.


     Stanley K. Tusman has over 30 years of financial analysis and business experience. Mr. Tusman served as the Vice President of Planning & Allocation for the 500-store Edison Footwear Group, the Vice President of Retail Systems Integration for the 500-store Genesco Retail, Director of Merchandising, Planning and Logistics for the 300-store Journey's and the Executive Director of Financial Planning for the 400-store Claire's Boutiques chains. Mr. Tusman has served as our Executive Vice President -- Inventory and Information Management since June 1999.

     Joseph R. Vander Pluym is a 29-year veteran of store operations with a track record of building and motivating high energy, high service field organizations. Mr. Vander Pluym spent 20 years at the 700-store Merry Go Round chain, and served as Vice President of Stores for Edison Footwear Group for two years and as Vice President of Stores for Lucky Brand Apparel Stores for approximately six months prior to joining Bakers. Mr. Vander Pluym has served as either our Vice President -- Stores or our Executive Vice President -- Stores since June 1999.

     Edison Brothers Stores, Inc. filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code on November 3, 1995. After an unsuccessful reorganization, Edison Brothers refiled for bankruptcy on March 9, 1999 and immediately commenced a liquidation of all its assets.

     The following individuals, along with Ms. Bergerac discussed above, have been nominated to serve on our board of directors. All of the following director nominees have been determined to be independent under the Nasdaq National Market rules by our current board of directors. The independent directors will hold regularly scheduled meetings at which only the independent directors will be present.


     Andrew N. Baur has served as a member of the board of directors of Marshall & Ilsley Corporation since October 2002 and as Chairman of the Board of Southwest Bank of St. Louis, a wholly-owned subsidiary of Marshall & Ilsley Corporation, and formerly of Mississippi Valley Bancshares, Inc. since 1984. Mr. Baur previously served as Chairman of the Board and Chief Executive Officer of Mississippi Valley Bancshares, Inc., a bank holding company, which Marshall & Ilsley acquired in 2002.


     Timothy F. Finley was Chairman of the Board and Chief Executive Officer of Jos. A. Bank Clothiers, Inc., a clothing retailer, from 1990 until his retirement in 1999. Mr. Finley is also a director of Cole National Corporation. Cole National Corporation is a provider of vision care products, services and programs and personalized gifts through over 2,900 retail locations which include Pearle Vision, Sears Optical and Things Remembered.


     Harry E. Rich has been Chief Financial Officer of the St. Louis Public School Board since November 2003. Mr. Rich served as Executive Vice President and Managing Director of Crown Capital Corporation, a boutique financial advisory firm, from 2001 until October 2003. Mr. Rich was Executive Vice President, Chief Financial Officer and a director of Brown Shoe Co., a $1.8 billion global footwear company, from 1983 until January 2000. He currently serves on the Board of Directors of Midwest Bank Centre, Inc.



     Scott C. Schnuck is one of eight owners of Schnuck Markets, Inc., his family's business. Mr. Schnuck joined his family's business in September 1975 and became President and Chief Operating Officer in June 1991. Prior to his current positions, Mr. Schnuck served as Senior Vice President of Supermarkets and as Vice President of Marketing. In addition to his positions with Schnuck Markets, Inc., Mr. Schnuck has served as Vice President of various real estate partnerships, First Vice President of the Missouri Botanical Garden, and past Chairman of Junior Achievement of Mississippi Valley. Mr. Schnuck has also served as Treasurer of St. Louis Children's Hospital.


     We will appoint these new directors to fill the vacancies created by the amendment to our articles of incorporation and bylaws to take effect upon the completion of this offering. The appointed directors will serve until their election or until their successors are elected at the next annual meeting of shareholders, which is scheduled for June 2004. For more information, please see "Recent Corporate Action."

COMMITTEES OF THE BOARD OF DIRECTORS

     Upon completion of this offering, our board of directors will establish an audit committee, compensation committee and a nominating and corporate governance committee. We believe that the planned composition of these committees meets the criteria for independence under, and the functioning of these committees will comply with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq National Market and Securities and Exchange Commission rules and regulations. We intend to comply with future requirements for these committees as they become applicable to us.

  AUDIT COMMITTEE.

     Upon completion of this offering, our audit committee will consist of Andrew N. Baur, Harry E. Rich and Timothy F. Finley, all of whom will qualify as "independent directors" and as audit committee members under the Nasdaq National Market rules. Mr. Rich will serve as chairman of the audit committee and has been determined to be an audit committee financial expert as defined in Item 401 of Regulation S-K. We believe that each of our audit committee members is financially sophisticated and able to read and understand our financial statements. The audit committee will be governed by a written charter which must be reviewed, and amended if necessary, on an annual basis. Under the proposed charter, our audit committee will be solely responsible for appointing and reviewing fee arrangements with our independent accountants, and approving any non-audit services by our independent accountants. Our audit committee will review and monitor our internal accounting procedures and review the scope and results of the annual audit and other services provided by our independent accountants. Our audit committee will have the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties. The audit committee will also be responsible for overseeing our compliance with legal and regulatory requirements, including our disclosure controls and procedures, and for reviewing potential conflict of interest situations, including transactions with related parties. In addition, our audit committee will be responsible for establishing procedures for handling any complaints we receive regarding accounting, internal accounting controls, or auditing matters, as well as any confidential, anonymous submissions by any of our employees regarding concerns about questionable accounting or auditing matters. We will provide appropriate funding, as determined by our audit committee, for payment of compensation to our independent accountants, any advisors it employs and other expenses of the committee.

  COMPENSATION COMMITTEE.

     Upon completion of this offering, our compensation committee will consist of Andrew N. Baur, Timothy F. Finley and Scott C. Schnuck each of whom will qualify as "independent directors" under the Nasdaq National Market rules and as "outside directors" under the Internal Revenue Code of 1986. Mr. Baur will serve as chairman of the compensation committee. The compensation committee will be responsible for making decisions, or making recommendations to the entire board of directors, regarding compensation arrangements for our executive officers, including annual bonus compensation, and evaluating the performance and compensation of our executive officers in light of our corporate goals and objectives. Our compensation committee will consult with our management regarding compensation policies and practices and will be responsible for administering any employee benefit plans and/or equity compensation plans that we may adopt. The compensation committee will also make recommendations to our board of directors concerning the adoption of any compensation plans in which management is eligible to participate, including the granting of stock options or other benefits under those plans.

  NOMINATING AND CORPORATE GOVERNANCE COMMITTEE.

     Upon completion of this offering, our nominating and corporate governance committee will consist of Scott C. Schnuck, Andrew N. Baur and Harry E. Rich. Mr. Schnuck will serve as chairman of the nominating and corporate governance committee. Our board of directors will adopt a nominating and corporate governance committee charter which will address the nominations process and other related matters as may be required by Federal law. In accordance with that charter, the committee will be responsible for making recommendations to our board of directors concerning nominations to the board, including nominations to fill a vacancy (including a vacancy created by an increase in the board of directors). The nominating and corporate governance committee will also consider nominees for directors nominated by shareholders upon submission in writing to our corporate secretary of the names of such nominees in accordance with our bylaws. This committee will also be charged with shaping corporate governance policies and codes of ethical and legal conduct, and monitoring compliance with such policies.

     We have granted to Ryan Beck, for a period of five years after the effective date of the registration statement of which this prospectus is part, the right to designate for election to our board of directors, and to solicit proxies in support of, one person. If Ryan Beck were to elect not to exercise this right or if its designee were not elected or was unable to serve, it would have the option to designate an observer to attend meetings of our board. We have agreed to reimburse Ryan Beck for its designee's associated expenses. To date, Ryan Beck has not exercised its right to designate and we are not aware of any intention to do so.

DIRECTORS' AND OFFICERS' TERMS AND DIRECTORS' FEES

     Upon completion of this offering, our board of directors will consist of six members. During the last three fiscal years, no directors' fees were paid. Following this offering, our directors will be elected annually, and non-management directors, including the non-management directors appointed prior to the completion of this offering, will receive an annual retainer of $12,000, plus $1,000 per meeting attended, including committee meetings and meetings of the independent directors, and an initial grant of options to purchase 5,000 shares of our common stock at an exercise price equal to the offering price. Chairs of each of the audit, compensation and nominating and corporate governance committees also will receive an additional $3,000 annually. Each of the executive officers serves at the pleasure of our board of directors.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     Under the terms of our articles of incorporation, we must indemnify our directors against any and all

     - expenses (including attorneys' fees),

     - judgments,

     - fines, and

     - amounts paid in settlement,

which are reasonably incurred in any legal proceeding because of their service to us. Under our bylaws, we are permitted to provide similar indemnification to our officers, employees and agents.

     In addition, our articles of incorporation and our bylaws provide that the liability of our directors to us or any of our shareholders for monetary damages for breach of fiduciary duties as a director shall be limited to the fullest extent permitted by Missouri law. Any change to our articles of incorporation or our bylaws affecting this limitation on liability shall not apply to actions taken or omissions made before the change.

     We must also indemnify persons serving at our request as directors, officers and employees of any of our subsidiaries or of other corporations. However, we are not required to indemnify for conduct that is determined by a court to have been knowingly fraudulent, deliberately dishonest or willful misconduct or, in the case of an action by or in the right of Bakers, if the conduct is determined by a court to be negligent or misconduct in the performance of a duty, unless the court also determines that the director is entitled to indemnification.

     We will also enter into indemnification agreements with our directors. Under those agreements, we will be required to indemnify them to the same extent authorized by our articles and, furthermore, to the fullest extent authorized or permitted by Missouri law. At this time, the indemnification permitted by Missouri law is not more extensive than that required by our articles. No indemnification will be paid under the indemnification agreements, however, under various customary exclusions, including the following:

     - if it is finally determined by a court that the indemnification would be unlawful,

     - on account of any lawsuit to recover short-swing profits made by any director in violation of Section 16(b) of the Securities Exchange Act, or

     - if the conduct of the director is determined by a court to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

     We expect the agreements to provide that Bakers will advance the director his or her expenses in defending against any lawsuit, and that the director must reimburse us for those expenses if a court ultimately decides that he or she was not entitled to indemnification.


     We will also have directors' and officers' insurance which will protect each officer and director from liability for actions taken in his or her capacity as an officer or director. This insurance may provide broader coverage than the protections afforded to the officers and directors by our articles of incorporation and indemnification agreements. An officer or director will not be entitled to indemnification from us unless this insurance coverage does not cover all of his or her expenses and liabilities.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Bakers pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION TABLE

     The following table sets forth certain information with respect to the compensation paid or awarded by us to our chief executive officer, Mr. Peter Edison, and the four other executive officers, the "named executive officers," whose cash compensation exceeded $100,000 in all capacities for our last three fiscal years:


                                                 ANNUAL COMPENSATION               LONG-TERM COMPENSATION
                                           --------------------------------   ---------------------------------
                                                                                      AWARDS            PAYOUTS
                                                                              -----------------------   -------
                                                                              RESTRICTED   SECURITIES
                                                               OTHER ANNUAL     STOCK      UNDERLYING    LTIP      ALL OTHER
                                  FISCAL   SALARY     BONUS    COMPENSATION     AWARDS      OPTIONS     PAYOUTS   COMPENSATION
NAME AND PRINCIPAL POSITION        YEAR      ($)     ($)(1)       ($)(2)         ($)          (#)         ($)        ($)(3)
---------------------------       ------   -------   -------   ------------   ----------   ----------   -------   ------------
Peter A. Edison.................   2003    290,000                   --            --           --          --          --
  Chairman of the Board and        2002    282,610        --         --            --           --          --          --
  Chief Executive Officer          2001    259,285   187,425         --            --           --          --         914
Michele A. Bergerac.............   2003    290,000                   --            --           --          --          --
  President and Director           2002    282,596        --         --            --           --          --          --
  Nominee                          2001    259,285   187,425         --            --           --          --       1,574
Stanley K. Tusman...............   2003    215,000                   --            --           --          --       4,830
  Executive Vice President --      2002    215,000        --         --            --           --          --       4,830
  Inventory and Information        2001    187,500   125,063         --            --           --          --       6,405
  Management
Mark D. Ianni...................   2003    205,000                   --            --           --          --          --
  Executive Vice President --      2002    202,629        --         --            --           --          --          --
  General Merchandise Manager      2001    180,769   126,730         --            --           --          --       1,520
Joseph R. Vander Pluym..........   2003    190,000                   --            --           --          --          --
  Executive Vice President --      2002    185,962        --         --            --           --          --          --
  Stores                           2001    175,000    58,275         --            --           --          --       1,395


---------------


(1) Reflects bonuses earned in fiscal year 2001. No bonuses were earned for fiscal year 2002. Bonuses for fiscal year 2003 have not yet been determined. We expect bonuses, if any, to be determined in mid-February. Bonuses for each of Mr. Edison, Ms. Bergerac and Messrs. Tusman, Ianni and Vander Pluym are derived from a formula based on "pre-tax profit." For this purpose pre-tax profit means net income plus depreciation expense, state income tax expense and bonuses, as adjusted in the discretion of the board of directors. For any bonuses to be paid, pre-tax profit (as defined above) must be at least $4 million. The potential bonus for fiscal year 2003 ranges between 5% of salary and 114.3% of salary depending on the level of pre-tax profit. Letters setting forth the bonus criteria for these individuals have been filed as exhibits to the registration statement of which this prospectus is a part.


(2) Applicable regulations set reporting thresholds for certain non-cash compensation if the aggregate amount is in excess of the lesser of $50,000 or 10% of the total annual salary and bonus reported for the named executive officers. The dollar value of this non-cash consideration for each named executive officer was less than the established reporting thresholds.


(3) Consists of employer contributions to our 401(k) plan, except that in the case of Mr. Tusman the amounts also include $4,830 in premiums paid on a life insurance policy solely for the benefit of Mr. Tusman.


OPTION/SAR GRANTS IN LAST FISCAL YEAR

     There were no individual grants of stock options to the named executive officers during fiscal year 2003.

OPTION EXERCISES

     The following table sets forth information regarding aggregate option exercises during fiscal year 2003 and the number and value of exercisable and unexercisable options to purchase our common stock held by the named executive officers as of January 3, 2004. None of the named executive officers exercised any of our stock options during fiscal year 2003.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES


                              SHARES                    NUMBER OF SECURITIES
                            ACQUIRED ON    VALUE       UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                             EXERCISE     REALIZED           OPTIONS AT              IN-THE-MONEY OPTIONS AT
NAME                            (#)         ($)          JANUARY 3, 2004(1)            JANUARY 3, 2004(2)
----                        -----------   --------   ---------------------------   ---------------------------
                                                     EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                     -----------   -------------   -----------   -------------
Peter A. Edison...........       --           --             --          --         $     --         $  --
Michele A. Bergerac.......       --           --      116,321.0          --          871,244            --
Stanley K. Tusman.........       --           --       58,150.5          --          435,622            --
Mark D. Ianni.............       --           --       58,150.5          --          435,622            --
Joseph R. Vander Pluym....       --           --        5,816.0          --           43,561            --


---------------

(1) Includes options amended to be covered by our 2003 Stock Option Plan. For more information about our stock option plan, please see "Incentive
    Plans -- 2003 Stock Option Plan."


(2) There was no public trading market for our common stock as of January 3, 2004. Accordingly, these values have been calculated on the basis of the assumed initial public offering price of $7.50 per share, less the exercise price per share, multiplied by the total number of shares underlying the options.


INCENTIVE PLANS

  BAKERS FOOTWEAR GROUP, INC. CASH BONUS PLAN

     For fiscal year 2001, when we last paid bonuses, approximately 11.8% of our earnings before interest, taxes, depreciation, amortization and incentive bonuses have been paid as incentive bonuses to our executive officers and key employees. Upon completion of this offering, we plan to implement the Bakers Footwear Group, Inc. Cash Bonus Plan, which we refer to as the "Cash Bonus Plan." The material terms of the Cash Bonus Plan are outlined below.

     General Terms. The Cash Bonus Plan's purpose is to further align the interests of management with our shareholders by providing management employees with cash incentives in addition to current compensation to attain certain performance goals and to attract and retain the services of competent management employees. The Cash Bonus Plan is also intended to provide qualified performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code. Our Cash Bonus Plan was approved by our shareholders prior to the completion of this offering. No additional amounts may be paid under the plan for any fiscal year beginning after December 31, 2006, unless the plan is again approved by our shareholders.

     Administration. The Cash Bonus Plan is administered by our compensation committee which must consist of at least three "outside" members of our board of directors (as defined in the plan). Our compensation committee has complete authority to interpret the Cash Bonus Plan, to prescribe, amend and rescind rules and regulations pertaining to it, and to make all other determinations necessary or advisable for the administration of the plan. Our board of directors may at any time amend the Cash Bonus Plan in any fashion or terminate the plan. However, our board cannot make any amendment which would cause bonuses payable under the plan to fail to constitute qualified performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code.

     Eligibility. All of our employees that we have classified as management employees are eligible to participate in the plan.

     Performance Goals. For each fiscal year beginning with fiscal year 2004, our compensation committee will, no later than the 90th day of the year, establish performance goals for that year, the results of which are substantially uncertain within the meaning of Section 162(m) of the Internal Revenue Code and regulations thereunder. These performance goals will be based on one or more of the following business criteria:

     - sales growth;

     - operating income;

     - return on assets;

     - stock price;

     - earnings per share;

     - cash flow;

     - market share;

     - costs;

     - debt to equity ratio; or

     - earnings before interest, taxes, depreciation and amortization.

     Payment of Bonuses. At the time that the performance goals for the fiscal year are established, our compensation committee will also establish an objective formula for determining bonuses based on a specified percentage of annual base salary. This formula will be based on the attainment, in whole or in part, of the performance goals for that year. The maximum bonus payable to any participant for any fiscal year shall not exceed $1 million. The formula established for any fiscal year must preclude any discretion by the committee to increase the amount of the bonus under the Cash Bonus Plan. After the end of each fiscal year, our compensation committee must certify in writing whether the performance goals for that fiscal year have been attained, in whole or in part, and the bonus payable to each participant for that fiscal year, if any, will be determined in accordance with that certification. In the event a participant terminates employment with us during any fiscal year for any reason, that participant will not be entitled to receive any bonus under the plan for that year.

  2003 STOCK OPTION PLAN

     General Terms. The Bakers Footwear Group, Inc. 2003 Stock Option Plan, which we refer to as the "2003 Plan," provides for the grant of options intended to qualify as "incentive stock options" or "ISOs" under Section 422 of the Internal Revenue Code and options that are not intended to so qualify, which we refer to as "Nonstatutory Stock Options." The 2003 Plan was approved by our shareholders during the fourth quarter of fiscal year 2003.

     Authorized Shares. The total number of shares of common stock reserved for issuance under the 2003 Plan is 600,000 (subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change). The maximum number of shares underlying ISOs is 600,000. Generally, shares covered by an award which is forfeited, canceled, or expires, shares withheld for tax purposes and shares repurchased are again available under the 2003 Plan.

     Administration. The 2003 Plan will be administered by the compensation committee of our board of directors, which selects the eligible persons to whom options will be granted. The compensation committee also determines the number of shares of common stock subject to each option, the exercise price therefor and the periods during which options are exercisable. Further, the compensation committee interprets the provisions of the 2003 Plan and, subject to certain limitations, may amend the 2003 Plan. The compensation committee must consist of two or more non-employee directors (as defined in the 2003 Plan) and will have authority to appoint a subcommittee whose members qualify as "outside" directors under Section 162(m) of the Internal Revenue Code. This committee may delegate to our chief executive officer the authority to determine the individuals, except for executive officers, to whom, and the time at which and the terms upon which, options shall be granted. Each option granted under the 2003 Plan will be evidenced by a written agreement between us and the optionee.

     Eligibility. Options may be granted under the 2003 Plan to all employees (including officers) and directors of, and certain consultants and advisors to, us or any of our subsidiaries. The maximum number of shares underlying options which may be awarded to a participant under the plan is 100,000 per year, except that any new chief executive officer may be awarded twice this amount upon being named to that position.

     Terms of options. The exercise price for ISOs granted under the 2003 Plan may not be less than the fair market value of the shares of common stock on the date the option is granted, except for ISOs granted to shareholders holding 10% or more or our voting power must have an exercise price of not less than 110% of the fair market value of the shares of common stock on the date the option is granted. The exercise price and term for Nonstatutory Stock Options is determined by our board of directors. ISOs granted under the 2003 Plan have a maximum term of ten years, except for grants to any 10% shareholders which are subject to a maximum term of five years. The exercise price of options granted under the 2003 Plan may be paid by check, our common stock or any combination of the foregoing at the option of the holder. Options granted under the 2003 Plan are not transferable, except by will and the laws of descent and distribution. The total amount of ISOs that may be exercised by any individual person in any fiscal year is limited; however, there is no such limit with respect to Nonstatutory Stock Options. Our compensation committee will have reserved the right to condition the exercise of each option on our maintaining an effective registration statement relating to the common stock underlying the options.

     Termination of employment. Upon termination of employment for any reason, all vesting of options under the 2003 Plan stops. Thereafter, the time period in which the optionee may exercise vested options depends on the circumstances of termination. If the optionee retires, dies or is disabled (as defined in the 2003 Plan), this time period is one year. If the optionee voluntarily terminates employment, or employment terminates for any other reason, all unexercised options lapse. However, if the employment terminates with our consent and approval, then our compensation committee may, in its absolute discretion, permit the optionee to exercise vested options for the next three months. In any case, all options must be exercised within ten years of the date of grant.

     Change of control. The 2003 Plan generally provides that upon a change of control, all outstanding options immediately vest. The 2003 Plan generally defines a change of control as:

     - the acquisition of beneficial ownership of more than 50% or more of our common stock or combined voting power by any person, entity or group (as defined in Section 13(d) or 14(d) of the Securities Exchange Act of
       1934), except for Peter Edison and Bakers;

     - specific changes to our incumbent board of directors; or

     - approval of a reorganization, merger or consolidation in which our then current shareholders would not thereafter own more than 50% of our voting stock.

     The 2003 Plan also provides that the compensation committee may make such determinations as it considers appropriate to adjust the number, exercise price and class of shares subject to each outstanding option and to the class of shares and number of options available under the plan by reason of stock dividends, recapitalizations, mergers, consolidations, spin-offs, split-offs, split-ups, combinations or exchanges of shares and the like.

     Prior option grants. Except as described in this paragraph, prior to the completion of this offering no options have been granted under the 2003 Plan. Prior to this offering, we had a predecessor stock option plan in effect which allowed us to grant Nonstatutory Stock Options. There will be no further grants under this predecessor plan. All of the option holders under this predecessor plan have agreed to amend their option award agreements to cover shares of our one class of common stock, under generally the same terms and conditions, and to be generally governed by the 2003 Plan, upon completion of this offering. Immediately after this offering, these options will cover 268,992 shares of our common stock at an exercise price of $0.01 per share. Of this amount, options to purchase 266,085 shares will be exercisable immediately after this offering. Generally, these options vest ratably in installments of one-fourth per year starting on the first anniversary of the date of grant.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL
ARRANGEMENTS

     We have entered into employment agreements with Peter Edison, our Chairman of the Board and Chief Executive Officer, Michele Bergerac, our President, Stanley Tusman, our Executive Vice President -- Inventory and Information Management, Mark D. Ianni, our Executive Vice President -- General Merchandise Manager and Joseph R. Vander Pluym our Executive Vice President -- Stores.


     Mr. Edison's agreement has an initial term of three years, commencing upon the consummation of this offering. Mr. Edison's agreement is renewable automatically for additional one year terms. The agreement may be immediately terminated by us for cause (as defined in the agreement). The agreement may also be terminated by us or Mr. Edison, without cause, upon 90 days notice by either party. As compensation for his services, Mr. Edison will receive an annual base salary at an initial rate of $290,000 per annum and thereafter as determined by our compensation committee. Mr. Edison will be entitled to participate in bonus plans and other benefits that we establish from time to time, including our cash bonus plan. The agreement also provides that for the term of the agreement and for twelve months thereafter, Mr. Edison may not become employed by or interested directly or indirectly in or associated with any entity that competes with us in the sale at retail of women's or men's shoes.



     Mr. Edison's employment agreement also provides that he is entitled to a payment upon the occurrence of a trigger event. For Mr. Edison, a trigger event is defined as: (i) his termination without cause, or (ii) following a change in control of the Company any of the following occurs: (a) a reduction in his base salary, (b) Mr. Edison is not allowed to participate in bonus plans or (c) a material reduction in the nature or status of his duties or responsibilities.



     Upon the occurrence of a trigger event, Mr. Edison is entitled to a one time payment equal to three times his current base salary (as defined in the agreement).



     Ms. Bergerac's agreement was entered into as of April 1, 2002 and has a term of three years, renewable automatically for additional three-year terms. The agreement may be immediately terminated by us for cause (as defined in the agreement). The agreement may also be terminated by us or by Ms. Bergerac without cause upon 90 days notice by either party. As compensation for her services, Ms. Bergerac will receive an annual base salary at an initial rate of $290,000 per annum. Prior to completion of this offering, this salary will be determined, by our chief executive officer. After the completion of this offering, Ms. Bergerac's annual salary will be determined, or recommended to our board of directors for determination, by our compensation committee. Ms. Bergerac's salary may not be less than her salary as of the effective date of her agreement, and will be entitled to participate in bonus plans and other benefits that we establish from time to time, including our Cash Bonus Plan. The agreement also provides that for the term of the agreement and for twelve months thereafter, Ms. Bergerac may not become employed by or interested directly or indirectly in or associated with certain of our competitors. If Ms. Bergerac is terminated for disability or without cause, she is entitled to severance pay equal to her monthly base salary at the time of termination multiplied by the lesser of the number of months remaining in the employment term or 18 months.

     Ms. Bergerac's employment agreement also provides that she is entitled to a payment upon the occurrence of a trigger event. For Ms. Bergerac, a trigger event is defined as:

     - her not being selected chairman and chief executive officer after Peter Edison ceases to occupy those positions; or

     - within three years of her becoming our chairman and chief executive officer there is a material reduction in the nature or status of her duties and responsibilities, she is terminated without cause or there is a reduction in her base salary.

     Upon the occurrence of a trigger event, Ms. Bergerac is entitled to a one time payment equal to three times the sum of:

     - her current base salary (as defined in the agreement); and

     - the average bonus payments made by us to Ms. Bergerac in the two calendar years immediately preceding the trigger event.


     Mr. Tusman's agreement was entered into in September 2002 and has a term of two years, renewable automatically for additional two-year terms. The agreement may be immediately terminated by us for cause (as defined in the agreement). The agreement may also be terminated by us or Mr. Tusman, without cause, upon 90 days notice by either party. As compensation for his services, Mr. Tusman will receive an annual base salary at an initial rate of $215,000 per annum. Prior to completion of this offering, this salary will be determined by our chief executive officer. After completion of this offering, Mr. Tusman's annual salary will be determined, or recommended to our board of directors for determination, by our compensation committee. Mr. Tusman's salary may not be less than his salary as of the effective date of his agreement, and will be entitled to participate in bonus plans and other benefits that we establish from time to time, including our Cash Bonus Plan. The agreement also provides that for the term of the agreement and for twelve months thereafter, Mr. Tusman may not become employed by or interested directly or indirectly in or associated with certain of our competitors. If Mr. Tusman is terminated for disability or without cause, he is entitled to severance pay equal to his monthly base salary at the time of termination multiplied by the lesser of the number of months remaining in the employment term or 18 months.


     Mr. Tusman's employment agreement also provides that he is entitled to a payment upon the occurrence of a trigger event. For Mr. Tusman, a trigger event is defined as:


     - Peter Edison ceasing to be our Chairman and Chief Executive Officer of the Company and within two years


      - there is a material diminution in the nature or status of Mr. Tusman's duties and responsibilities,

      - Mr. Tusman's employment is terminated without cause, or

      - there is a reduction in his overall compensation;


     - Mr. Tusman is terminated without cause and subsequently within six months Peter Edison is no longer our Chairman and Chief Executive Officer of the Company; or


     - The Company's home office is transferred out of the St. Louis metropolitan area.

     Upon the occurrence of a trigger event, Mr. Tusman is entitled to prepayment of his life insurance premiums for a period of two years and a one time payment equal to:

     - two times the sum of his current base salary (as defined in the agreement); and

     - the average bonus payments made by us to Mr. Tusman in the two calendar years immediately preceding the trigger event.


     Mr. Ianni's agreement was entered into in April 2003 and has a term of one year, renewable automatically for additional one-year terms. The agreement may be immediately terminated by us for cause (as defined in the agreement). In the event of a change in control (as defined in the agreement), the agreement may also be terminated by us or Mr. Ianni, without cause upon 30 days notice by either party. As compensation for his services, Mr. Ianni will receive an annual base salary at an initial rate of $205,000 per annum. Prior to completion of this offering, this salary will be determined by our chief executive officer. After completion of this offering, Mr. Ianni's annual salary will be determined, or recommended to our board of directors for determination, by our compensation committee. Mr. Ianni also will be entitled to participate in bonus plans and other benefits that we establish from time to time, including our Cash Bonus Plan. The agreement also provides that for the term of the agreement and for twelve months thereafter, Mr. Ianni may not become employed by or interested directly or indirectly in or associated with certain of our competitors. If Mr. Ianni is terminated without cause due to a change in control, or such change in control results in a material diminution of the nature and status of his duties and responsibilities, he is entitled to severance pay equal to his monthly base salary at the time of termination multiplied by six months. If Mr. Ianni is terminated as a result of the elimination of his position, he is entitled to severance pay equal to his monthly base salary at the time of termination multiplied by three months.



     Mr. Vander Pluym's agreement was entered into in November 2003 and has a term of one year, renewable automatically for additional one-year terms. The agreement may be immediately terminated by us for cause (as defined in the agreement). In the event of a change of control (as defined in the agreement), the agreement may also be terminated by us or Mr. Vander Pluym, without cause, upon 30 days notice by either party. As compensation for his services, Mr. Vander Pluym will receive an annual base salary at an initial rate of $190,000 per annum. Prior to completion of this offering, this salary will be determined by our chief executive officer. After the completion of this offering, Mr. Vander Pluym's annual salary will be determined, or recommended to our board of directors for determination, by our compensation committee. Mr. Vander Pluym also will be entitled to participate in bonus plans and other benefits that we establish from time to time, including our Cash Bonus Plan. The agreement also provides that for the term of the agreement and for twelve months thereafter, Mr. Vander Pluym may not become employed by or interested directly or indirectly in or associated with certain of our competitors. If Mr. Vander Pluym is terminated without cause due to a change in control, or such change in control results in a material diminution of the nature and status of his duties and responsibilities, he is entitled to severance pay equal to his monthly base salary at the time of termination multiplied by six months. If Mr. Vander Pluym is terminated as a result of the elimination of his position, he is entitled to severance pay equal to his monthly base salary at the time of termination multiplied by three months.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal year 2003, we did not have a compensation committee or other committee performing similar functions. Decisions concerning the compensation of executive officers were made by our director.

                           RELATED PARTY TRANSACTIONS

     Andrew N. Baur, one of our director nominees, is a director of Marshall & Ilsley Corporation and Chairman and Chief Executive Officer of Southwest Bank of St. Louis, a subsidiary of Marshall & Ilsley. Marshall & Ilsley acquired Mississippi Valley Bancshares, Inc. in October 2002. Prior to that transaction, Mr. Baur had been the Chairman and Chief Executive Officer of Mississippi Valley Bancshares. In June

1999, we borrowed $500,000 from Mississippi Valley Capital Company, which at that time was a subsidiary of Mississippi Valley Bancshares. The note was originally payable on January 31, 2003. In connection with this loan, Mississippi Valley Capital Company also acquired a warrant to purchase 76,907 shares of our common stock at an aggregate exercise price of $76.91. In connection with Marshall & Ilsley's acquisition of Mississippi Valley Bancshares, the note and warrant held by Mississippi Valley Capital Company were transferred to Mississippi Valley Capital, LLC, a manager-managed limited liability company. On January 31, 2003, the note and the warrant were extended when we amended and restated the note payable and warrant. The amended and restated note bears interest at the rate of 10% per annum and is due on March 1, 2004. Under the note, among other things, we are obligated to retain Peter Edison as our chief executive officer. The warrant will be exercisable upon completion of this offering. The amended and restated warrant is redeemable, if not exercised, on March 1, 2004, for $850,000. Mr. Baur is one of the two managers of Mississippi Valley Capital, LLC, and his children are three of the four members. In addition, also in June 1999, we entered into another subordinated note agreement with Southwest Bank in the principal amount of $95,000, which has been paid in full.



     In October 1997, we entered into a subordinated note agreement under which as of October 4, 2003 we owed approximately $424,000 payable to our present Class B shareholders. The note bears interest at 8% per annum. Payments of principal and interest are due quarterly. The note is secured by a security agreement, a $425,000 standby letter of credit and the personal guaranty of Peter Edison, our chairman of the board and chief executive officer.


     We have a $25.0 million secured revolving credit facility with Fleet Retail Finance, Inc. Mr. Peter Edison currently provides a limited guaranty of collection under that facility up to $500,000.

     Joseph Russell, who owns in excess of five percent of our shares outstanding at the time of this offering, is a part owner and executive officer of Elan-Polo Inc., one of our suppliers. During fiscal year 2002, we purchased approximately $480,000 in merchandise from Elan-Polo. For more information, please see Note 16 to the Notes to the Financial Statements.


     In the first quarter of fiscal year 2002, we sold portions of our subordinated convertible debentures due 2007 as part of our offering of $4.9 million of our subordinated convertible debentures in a private offering to several investors, including each of Julian Edison ($500,000), one of our shareholders and a cousin of Peter Edison, an entity affiliated with Mississippi Valley Capital Company ($500,000) and entities affiliated with Crown Capital Corporation ($900,000), of which Harry Rich, one of our director nominees, was serving at the time as Executive Vice President and Managing Director. In January 2003, the debentures held by the affiliate of Mississippi Valley Capital Company were transferred to a wholly owned subsidiary of Marshall & Ilsley, of which Andrew Baur, one of our director nominees, is a director. The subordinated convertible debentures initially were convertible into an aggregate of 448,302 shares of our common stock at a conversion price of $10.93. Pursuant to an exchange agreement entered into on January 2, 2004, we exchanged our subordinated convertible debentures for newly issued subordinated convertible debentures with our then current subordinated convertible debenture holders, including Julian Edison and the entities affiliated with Messrs. Baur and Rich. These new subordinated convertible debentures will convert into an aggregate of 653,331 shares of common stock at a conversion price of $7.50. The new subordinated convertible debentures generally have the same maturity and interest provisions as the extinguished subordinated convertible debentures. We also agreed to register, concurrently with this offering in a separate registration statement, for sale the common stock underlying the new subordinated convertible debentures. The holders of these new subordinated convertible debentures have agreed not to sell these shares until the later of 90 days after the effective date of this prospectus or June 30, 2004 without the prior written consent of Ryan Beck. For more information, please see "Dilution," "Capitalization," "Management's Discussion of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Investing Activities," "Principal Shareholders" and "Shares Eligible for Future Sale."

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth certain information, as of January 3, 2004, concerning the beneficial ownership of our common stock, before and as adjusted to reflect the sale of shares offered by this prospectus, assuming the underwriters do not exercise the overallotment option, for:


     - each of our named executive officers;

     - each of our directors or nominees;

     - all of our directors, nominees and executive officers as a group; and

     - each person who is known by us to be the beneficial owner of more than 5% of our common stock.

     Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by him, her or it.


                                    NUMBER OF      NUMBER OF SHARES
                                    SHARES OF       OF COMMON STOCK                         APPROXIMATE
                                   COMMON STOCK       UNDERLYING         NUMBER OF         PERCENTAGE OF
                                   BENEFICIALLY        WARRANTS,         SHARES OF       OUTSTANDING SHARES
                                   OWNED BEFORE       CONVERTIBLE       COMMON STOCK      OF COMMON STOCK
                                   THE OFFERING     DEBENTURES AND      BENEFICIALLY   ----------------------
                                    EXCLUDING     OPTIONS EXERCISABLE   OWNED AFTER    BEFORE THE   AFTER THE
NAME AND ADDRESS(1)(3)              OPTIONS(2)      WITHIN 60 DAYS      THE OFFERING    OFFERING    OFFERING
----------------------             ------------   -------------------   ------------   ----------   ---------
DIRECTORS, NOMINEES AND EXECUTIVE
  OFFICERS
Peter A. Edison(4)...............    880,221                 --            880,221       44.79        20.15
Michele A. Bergerac(5)...........     65,503            116,321            181,824        8.74         4.05
Stanley K. Tusman(6).............     11,100             58,160             69,260        3.42         1.56
Mark D. Ianni(7).................      4,943             58,160             63,103        3.12         1.43
Andrew N. Baur(8)................     37,077            143,573            180,650        8.57         4.14
Joseph R. Vander Pluym(9)........      2,500              5,816              8,316           *            *
Timothy F. Finley................         --                 --                 --          --           --
Harry E. Rich(10)................         --                 --              1,000          --            *
Scott C. Schnuck(10).............         --                 --             13,333          --            *
All executive officers and
  directors as a group (10
  persons)(10)(11)...............    917,689            387,847          1,305,536       55.48        28.30
5% OWNERS (NOT INCLUDED ABOVE)
Beatrice C. Edison Irrevocable
  Trust(12)......................    254,955                 --            254,955       12.97         5.83
Bernard A. Edison(13)............    459,767                 --            459,767       23.40        10.52
Julian I. Edison(14).............    111,860             66,666            178,526        8.79         4.09
Joseph Russell(15)...............    123,590                 --            123,590        6.29         2.83
Sanford Weiss(16)................    271,910                 --            186,100       13.84         4.26
Special Situations Funds III,
  L.P. and affiliates(17)........         --            400,000            400,000       16.91         8.39
The Crown Advisors LLC and
  affiliates(18).................         --            119,999            119,999        5.75         2.67


---------------

  *  Represents beneficial ownership of less than 1%.

 (1) Unless otherwise specified below, the business address of each of the above persons is: c/o Bakers Footwear Group, Inc., 2815 Scott Avenue, St. Louis, Missouri 63103.

 (2) Reflects our planned reclassification, the completion of which will occur upon the completion of this offering. Prior to this offering, our capital structure consisted solely of three classes of common stock:

     Class A common stock (voting), Class B common stock (non-voting) and Class C common stock. We issued the Class B common stock to members of the Weiss Family. All of these classes will be converted into shares of our only class of common stock upon the completion of this offering. The following notes indicate the pre-offering voting equity for each shareholder who originally held more than 5% of the voting stock.

 (3) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or that are exercisable within 60 days of this prospectus are deemed to be outstanding. Such shares, however, are not deemed outstanding for the purposes of counting the percentage ownership of each other person.

 (4) Represents 786,176 shares of our common stock owned by Peter A. Edison. Includes 7,890 shares owned by Mr. Edison's wife and 86,155 shares owned by the Bernard A. Edison Revocable Trust, of which Mr. P. Edison is a co-trustee. Mr. P. Edison has shared voting and investment power with respect to the shares owned by the Bernard A. Edison Revocable Trust and by Mr. P. Edison's wife. Prior to the completion of this offering, Mr. Edison beneficially owned 51.98% of the voting power.

 (5) Represents 65,503 shares of our common stock held by the Michele Bergerac Revocable Trust. Ms. Bergerac is our President. Includes 116,321 shares of common stock subject to currently exercisable options. Prior to the completion of this offering, Ms. Bergerac beneficially owned 10.05% of the voting power.

 (6) Represents 11,100 shares of our common stock held by the Stanley K. Tusman and Gail F. Tusman Declaration of Trust dated December 1, 1999. Mr. Tusman is our Executive Vice President -- Inventory and Information Management. Includes 58,160.50 shares of common stock subject to currently exercisable options.

 (7) Represents 4,943 shares of our common stock held in the name of Mark Ianni, our Executive Vice President -- General Merchandise Manager and Kathy M. Ianni, over which they share voting and investment power. Includes 58,160.50 shares of common stock subject to currently exercisable options.


 (8) Represents 37,077 shares of our common stock held in trust for Mr. Baur, one of our director nominees, and includes 76,907 shares of our common stock that are held by Mississippi Valley Capital, LLC, a member-managed limited liability company of which Mr. Baur is one of two managers, which shares are subject to a warrant to purchase shares of our common stock. Also includes 66,666 shares of common stock underlying our subordinated convertible debentures due 2007 held by a wholly owned subsidiary of Marshall & Ilsley Corporation, of which Mr. Baur is a director. Prior to the completion of this offering, Mr. Baur beneficially owned 9.84% of the voting power.


 (9) Represents 2,500 shares of our common stock held in the name of Joseph Vander Pluym, our Executive Vice President -- Stores and Janice K. Vander Pluym, over which they share voting and investment power. Includes 5,816 shares of common stock subject to currently exercisable options.


(10) Assumes the purchase by Messrs. Rich and Schnuck of up to 1,000 and 13,333 shares of common stock, respectively, in this offering at the offering price.


(11) This group is comprised of Peter Edison, Michele Bergerac, Harry Rich, Andrew Baur, Mark Ianni, Lawrence Spanley, Stanley Tusman, Joseph Vander Pluym, Timothy Finley and Scott C. Schnuck. Includes 917,689 shares of common stock and 387,847 shares underlying warrants, convertible debentures and options exercisable within 60 days. Prior to the completion of this offering, this group beneficially owned 62.73% of the voting power.

(12) Prior to the offering, the trust held 15.06% of the voting power.

(13) Represents 86,155 shares of our common stock owned by the Bernard A. Edison Revocable Trust. Mr. B. Edison is the father of Peter Edison. Includes 254,955 shares owned by the Beatrice C. Edison Trust, of which Mr. B. Edison is a co-trustee. Includes 54,380 shares held by the David A.

     Edison Revocable Trust, of which Mr. B. Edison is a co-trustee. Also includes 64,277 shares held by Marilyn Sue Edison, Mr. B. Edison's wife. Mr. B. Edison disclaims beneficial ownership of all shares held by the David A. Edison Revocable Trust and by his wife, Marilyn Sue Edison. Mr. B. Edison has shared voting and investment power with respect to the shares owned by the Beatrice C. Edison Revocable Trust, the David A. Edison Revocable Trust, the Bernard A. Edison Revocable Trust and Marilyn Sue Edison. Prior to the completion of this offering, Mr. B. Edison beneficially owned 27.15% of the voting power.

(14) Includes 111,860 shares of our common stock that Mr. J. Edison owns. Also includes 66,666 shares of our common stock underlying our subordinated convertible debentures due 2007 held by Mr. J. Edison that will convert into common stock upon the completion of this offering. Prior to the completion of this offering, Mr. J. Edison owned 10.14% of the voting power.

(15) Prior to the offering, Mr. Russell owned 7.3% of the voting power.


(16) Represents shares held by the Weiss family and by various trusts for the benefit of members of the Weiss family for which Mr. Weiss, who controlled Bakers prior to the acquisition of a controlling interest in the company by Peter Edison and some members of his family in 1997, serves as a trustee, which are subject to a voting trust for which Mr. Weiss serves as voting trustee. Prior to the completion of this offering, the members of the Weiss family were the sole holders of our Class B common stock, which was non-voting. Upon the completion of this offering, the voting trust will be terminated. Thereafter, Mr. Weiss will beneficially own 173,530 shares of common stock consisting of 85,980 shares held by the Sanford Weiss Trust, 83,620 shares held by the R. Weiss Marital Trust, 12,570 shares held by the Charles Weiss Trust and 3,930 shares held by Ellen Weiss. Upon completion of this offering, Mr. Weiss will have shared voting and investment power with respect to the shares held by Ellen Weiss. Pursuant to a written employment agreement in effect from October 1997 to 2002, Mr. Weiss previously served as our chairman of the board and provided various management services from time to time.


(17) Consists of shares of our common stock underlying our subordinated convertible debentures due 2007 held by Special Situations Fund III, L.P., and its affiliates. The business address for each of these entities is 153
     E. 53rd Street, 55th Floor, New York, NY 10022. Prior to the completion of this offering, these entities beneficially owned 19.1% of the voting power.


(18) Consists of 119,999 shares of common stock underlying our subordinated convertible debentures due 2007 held by Crown Investment Partners, LP and its general partner, The Crown Advisors LLC, entities affiliated with Crown Capital Corporation, a boutique financial advisory firm, of which Mr. Rich, one of our director nominees, was previously Executive Vice President and Managing Director. Prior to the completion of this offering, The Crown Advisors LLC beneficially owned 6.62% of the voting power. The business address for The Crown Advisors LLC is 540 Maryville Center Drive, Suite 120, St. Louis, Missouri 63141

                          DESCRIPTION OF CAPITAL STOCK

     This description of our capital stock refers to and incorporates various terms of our amended and restated articles of incorporation, as our shareholders have adopted them, and of our amended bylaws as they will be in effect following the completion of this offering. Copies of forms of these documents have been filed as exhibits to the registration statement of which this prospectus is a part. Since the terms of our amended and restated articles of incorporation and bylaws may differ from the general information we are providing, you should only rely on the actual provisions of those documents, instead of a summary description of the material terms. If you would like to read our articles of incorporation and/or our bylaws, forms of these documents are on file with the SEC or you may request a copy of either document (or of both documents) from us. Unless otherwise expressly provided, any reference to our articles of incorporation or bylaws assumes the adoption of the forms of these amended and restated articles of incorporation and the amended and restated bylaws.

AUTHORIZED CAPITAL STOCK

     Under our articles of incorporation, as in effect following the completion of this offering, we will have the authority to issue 45,000,000 shares of stock, of which 5,000,000 will be shares of $0.0001 par value preferred stock, and 40,000,000 will be shares of $0.0001 par value common stock. Prior to the completion of this offering, we have three classes of common stock authorized, of which two classes are outstanding. These classes of common stock differ only as to voting rights. Our articles of incorporation provide for the reclassification and conversion of our three authorized classes of common stock into shares of a single class of common stock on a 1.0 for 1.0 basis upon completion of this offering. Our shareholders have also authorized us to issue preferred stock as discussed below.

BAKERS COMMON STOCK

     The holders of our common stock will be entitled to one vote for each share held of record on the applicable record date on all matters voted on by our shareholders, including elections of directors and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of those shares will exclusively possess all voting power. Our articles do not provide for cumulative voting in the election of directors or any preemptive rights to purchase or subscribe for any stock or other securities, and there are no redemption or sinking fund provisions with respect to our stock. Following the completion of this offering, there will be no conversion rights with respect to our stock. Subject to any preferential rights of any outstanding series of preferred stock created by our board from time to time, the holders of our common stock on the applicable record date will be entitled to dividends as may be declared from time to time by our board of directors from funds available therefor, and upon liquidation will be entitled to receive pro rata all of our assets available for distribution to these holders.

     Our articles of incorporation and our bylaws contain certain provisions which may have the effect of discouraging certain types of transactions that involve an actual or threatened change of control of Bakers. For more information on these provisions, please see "Anti-Takeover Effects of Some Provisions."

BAKERS PREFERRED STOCK

     Our board of directors has the authority to establish and issue shares of preferred stock in one or more series and to determine by resolution, with respect to any series of preferred stock, the voting powers (which may be full, limited or eliminated), designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including liquidation preferences, dividend rates, conversion rights and redemption provisions, without any further vote or action by our shareholders. Any shares of preferred stock so authorized and issued could have priority over our common stock with respect to dividend and/or liquidation rights.

SHARES RESERVED FOR OPTIONS, WARRANTS AND SUBORDINATED CONVERTIBLE DEBENTURES

     Options to purchase 268,992 shares of our common stock will be outstanding upon completion of this offering. This amount excludes approximately 300,000 shares of common stock underlying options that we expect to grant to officers and key employees upon completion of this offering. Options previously granted were granted pursuant to an option plan established in June 1999 which provides for the granting of shares of Class C common stock pursuant to non-qualified options. For more information, please see Note 13 to the Notes to the Financial Statements. In connection with this offering, we have amended the current option agreements so that they relate to our new class of common stock, under generally the same terms and conditions.

     In June 1999, we issued a subordinated note to Mississippi Valley Capital Company in the aggregate principal amount of $500,000, bearing interest at 6.0% per annum and due January 31, 2003. In connection with this note, we issued a warrant exercisable for 76,907 shares of Class A Common Stock at an aggregate exercise price of $76.91 to Mississippi Valley Capital Company. On January 31, 2003, the note and the warrant were extended when we amended and restated the note payable and warrant. The amended and restated note bears interest at the rate of 10% per annum and is due on March 1, 2004. Under the note, among other things, we are obligated to retain Peter Edison as our chief executive officer. The warrant will be exercisable upon completion of this offering. The amended and restated warrant is redeemable, if not exercised, on March 1, 2004, for $850,000. In January 2003, the note and the warrant held by Mississippi Valley Capital Company were transferred to Mississippi Valley Capital, LLC.


     In the first quarter of fiscal year 2002, we issued $4.9 million of subordinated convertible debentures due 2007. Pursuant to an exchange agreement entered into on January 2, 2004, we exchanged those subordinated convertible debentures for newly issued subordinated convertible debentures with the same principal amount and maturity. The new subordinated convertible debentures will automatically convert into an aggregate of 653,331 shares of our common stock at a conversion price of $7.50 upon the completion of this offering. We agreed to register in a separate registration statement, concurrently with this offering, for sale the common stock underlying the new subordinated convertible debentures. The holders of these new subordinated convertible debentures have agreed not to sell these shares underlying the subordinated convertible debentures until the later of 90 days after the effective date of this prospectus or June 30, 2004 without the prior written consent of Ryan Beck. For more information, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Financing Activities," "Dilution" and "Shares Eligible for Future Sale."


     In connection with this offering, we have agreed to sell to the representatives and their designees warrants to purchase up to 175,000 shares of our common stock, subject to antidilution adjustments, at an exercise price
equal to $     per share, or 120% of the offering price. The warrants are restricted from sale, transfer, assignment, pledge or hypothecation for one year from the date of this prospectus, except to the officers and members of the representatives. The warrant holders may exercise the warrants at any time during the four-year period commencing one year after the date of this prospectus.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Co., (212) 509-4000, extension 206.

                    ANTI-TAKEOVER EFFECTS OF SOME PROVISIONS

     Our articles of incorporation, our bylaws and Missouri law contain provisions that could have the effect of delaying, deferring or preventing a change in control of us by various means such as a tender offer or merger not approved by our board of directors. These provisions are designed to enable our board of directors, particularly in the initial years of our existence as an independent, publicly-owned company, to develop our business in a manner that will foster its long-term growth without the potential disruption that might be entailed by the threat of a takeover not deemed by our board of directors to be in our best interests and the best interests of our shareholders.

     The description set forth below is intended as a summary of these provisions only, and we refer you to the actual provisions of our articles of incorporation and bylaws, forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

LIMITATIONS ON CHANGES IN BOARD COMPOSITION AND OTHER ACTIONS BY SHAREHOLDERS

     Our articles of incorporation and our bylaws provide that the number of directors will be fixed from time to time exclusively by our board but shall consist of not less than three directors. Initially, upon completion of this offering our board will be comprised of six directors.

     Missouri law provides that, unless a corporation's articles of incorporation or bylaws provide otherwise, the holders of a majority of the corporation's voting stock may remove any director from office. Our articles of incorporation provide that (1) any director, or the entire board of directors may be removed from office only for cause and by the affirmative vote of the holders of record of outstanding shares representing not less than two-thirds of all of the then outstanding shares of our capital stock and (2) any director may be removed from office by the affirmative vote of a majority of the entire board of directors, as provided by law. Our articles of incorporation and our bylaws also provide that any director may be removed from office by the affirmative vote of a majority of the entire board of directors in the event that the director fails to meet any qualifications for election as a director stated in the bylaws or in the event that the director is in breach of any agreement between the director and us relating to the director's service as a director or our employee. Missouri law also provides that, unless a corporation's articles of incorporation or bylaws provide otherwise, all vacancies on a corporation's board of directors, including any vacancies resulting from an increase in the number of directors, may be filled by a majority of the directors then in office, although less than a quorum, until the next election of directors by the shareholders. Our articles of incorporation provide that, subject to any rights of holders of our preferred stock, vacancies may be filled only by a majority of the remaining directors.

     Under our bylaws, only persons who are nominated by or at the direction of our board, or by a shareholder who has given notice in accordance with our bylaws, which generally requires notice not less than 90 days nor more than 120 days prior to a meeting at which directors are to be elected, will be eligible for election as directors at that meeting. If, however, we give less than 100 days' notice of the meeting to the shareholders, then we must receive notice from a shareholder not later than the tenth day following the day on which we mailed or provided notice of the meeting. Our bylaws also establish advance notice procedures with regard to other matters which any shareholder may desire to be brought before any meeting of shareholders.

     Missouri law provides that special meetings of shareholders may be called by the board of directors or by such other person or persons as may be authorized by a corporation's articles of incorporation or bylaws. Our bylaws provide that special meetings of our shareholders may be called by the Chairman of the Board, our Chief Executive Officer, shareholders holding at least two-thirds of our voting power or the affirmative vote of a majority of the entire board of directors. Our bylaws also provide that the proposed purposes of any special meeting of our shareholders shall be specified in the notice of meeting.

     Missouri law and our bylaws provide that any action by written consent of shareholders in lieu of a meeting must be unanimous.

     The provisions of our articles of incorporation and bylaws with respect to the advance notice requirements for director nominations or other proposals of shareholders, the requirement of unanimity for shareholder action by written consent, and the limitations on the ability of shareholders to increase the size of the board, remove directors and fill vacancies, will have the effect of making it more difficult for shareholders to change the composition of our board or otherwise to bring a matter before shareholders without our board's consent and thus will reduce our vulnerability to an unsolicited takeover proposal.

PREFERRED AND COMMON STOCK

     Our articles of incorporation authorize our board to establish and issue shares of preferred stock in one or more series, and to determine by resolution, with respect to any series of preferred stock, the voting powers (full, limited, or eliminated), and those designations, preferences and relative, participating, optional or other special rights and those qualifications, limitations or restrictions thereof, including liquidation preferences, dividend rights, conversion rights and redemption provisions. Moreover, the number of authorized but unissued shares will provide us with the ability to meet future capital needs and to provide shares for possible acquisitions and stock dividends or stock splits.

     We believe that the preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special shareholders' meeting. The authorized and unissued shares of preferred stock, as well as the authorized and unissued shares of our common stock, will be available for issuance without further action by shareholders, unless such action is otherwise required by applicable law, by Nasdaq or by any stock exchange or listing service relating to our stock. Although our board has no intention at the present time of doing so, it could issue a series of preferred stock that could, subject to certain limitations imposed by law, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue preferred shares based on its judgment as to our best interests and our then-existing shareholders at the time of the issuance. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock.

AMENDMENT OF CERTAIN PROVISIONS OF BAKERS' ARTICLES AND BYLAWS

     Our articles of incorporation provide that our bylaws may only be amended or repealed by a majority of our board of directors. Except as otherwise provided, any amendment of our articles of incorporation requires a vote of a majority of the outstanding shares of our capital stock entitled to vote. Amendment of the provisions of our articles of incorporation relating to the following areas requires the vote of two-thirds of the outstanding shares of our capital stock entitled to vote:

     - business combinations;

     - the directors of the corporation;

     - the bylaws of the corporation;

     - the limitation of directors' liability for monetary damages for breach of fiduciary duties, subject to Missouri law; and

     - amendment of the articles of incorporation.

STATUTORY PROVISIONS

     We are subject to the business combination provisions under Missouri law, which allow our board of directors to retain discretion over the approval of certain business combinations, except that, in our articles of incorporation, we have excluded from the limitations in the statute any business combination with those of our shareholders who are considered "interested shareholders" under Missouri law as of April 1, 2002. Missouri law also permits our board of directors to consider the interests of non-shareholder constituencies in connection with acquisition proposals. These provisions may make it more difficult for there to be a change in control of us or for us to enter into certain business combinations than if we were not subject to those sections. In our bylaws, we have elected to not be subject to the control shares acquisition provision under Missouri law, which would deny an acquiror voting rights with respect to any shares of voting stock which increase its equity ownership to more than specified thresholds.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have outstanding 4,637,473 shares of common stock on a fully diluted basis, including shares underlying outstanding options and subordinated convertible debentures, but excluding 76,907 shares issuable pursuant to the exercise of a warrant held by a venture capital institution, 175,000 shares issuable pursuant to warrants to be held by representatives of the underwriters after the completion of this offering and approximately 300,000 shares of common stock underlying options which we expect to grant to officers and key employees upon completion of this offering. Of these 4,637,473 shares, the 1,750,000 shares sold in the offering (2,012,500 shares if the underwriters' over-allotment option is exercised) will be freely tradeable without restriction under the Securities Act, unless held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Shares of common stock issued and outstanding that are not offered in this offering are "restricted securities" under Rule 144 and will be subject to the restrictions of Rule 144.

     In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed since the later of the date the "restricted securities" (as that phrase is defined in Rule 144) were acquired outside of this offering from us and the date they were acquired from an affiliate, then the holder of those restricted securities (including an affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding common stock or the average weekly reported volume of trading of the common stock in the Nasdaq National Market during the four calendar weeks preceding that sale. The holder may only sell those shares through unsolicited brokers' transactions or directly to market makers. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of those sales, notices of those sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.

     Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us and the date they were acquired from an affiliate, as applicable, a holder of such restricted securities who is not an affiliate of us at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

     Rule 701 under the Securities Act permits our employees, officers, directors or consultants who purchase shares of our common stock pursuant to a written compensatory benefit plan or contract to resell such shares in reliance on Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell Rule 701 shares under Rule 144 without the holding period requirements and that nonaffiliates may sell such shares in reliance on Rule 144 without complying with the holding period, public information, volume limitations or notice provisions of Rule 144.


     All of our officers, directors, option holders, including the holders of our newly issued subordinated convertible debenture but excluding our warrant holders, and all of our shareholders, who will collectively own 2,887,473 shares of common stock (or rights to purchase common stock) upon completion of this offering, have agreed that they will not sell any securities issued by us, whether or not beneficially owned by them, for a period of one year after the effective date of this prospectus, or, in the case of holders of our newly issued subordinated convertible debentures due 2007, those holders have agreed that they will not sell the common stock underlying the subordinated convertible debentures until the later of 90 days after the effective date of this prospectus or June 30, 2004, without the prior written consent of Ryan Beck. Ryan Beck may, in its sole discretion, and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. In determining whether to consent to a request to release shares from the lock-up, Ryan Beck would consider the circumstances relating to the proposed sale. These circumstances are likely to include the number of shares requested to be sold, the strength and breadth of the market at the time of the proposed sale and the financial needs of the shareholder making the request. Ryan Beck does not have any current intention to release any portion of the securities subject to these lock-up agreements. After this "lock-up" period, 1,903,355 shares of the common stock subject to the sale restrictions will be eligible for sale in the public market under Rule 144, subject to the volume limitations and other restrictions contained in Rule 144. After the lock-up period, 61,795 shares held by a former employee will be freely tradable under Rule 144(k). Upon completion of this offering, options to purchase 268,992 shares previously granted, of which 266,085 are currently exercisable, will also be outstanding. After the lock-up period any shares purchased pursuant to these options will be tradable under the provisions of Rule 701. The representatives will also hold warrants relating to 175,000 shares of common stock after completion of this offering. In addition, we expect to grant stock options relating to approximately 300,000 shares of common stock to officers and key employees upon completion of this offering.



     We have agreed to register for sale 653,331 shares of common stock underlying the subordinated convertible debentures, concurrently with this offering in a separate registration statement. Upon the expiration of the lock-up agreements, as described above, once these debentures are converted and the initial sale of the shares underlying the debentures is registered, these shares will be freely tradeable.


     We have also granted registration rights to the representatives of the underwriters covering the 175,000 shares of common stock underlying the representatives' warrants. We have registered these shares under the registration statement of which this prospectus is a part and have a continuing obligation to keep these shares registered. Once these warrants are exercised and the shares underlying the warrants remain registered, they will be freely tradeable if the underwriters are not affiliates of us. For more information concerning the debentures, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Financing Activities." For more information concerning the representatives' warrants, please see "Underwriting."

     At the present time, there is no public market for our common stock and we can make no predictions as to the effect, if any, that sales of common stock will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of significant numbers of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of our equity securities.

                                  UNDERWRITING

     The underwriters named below, for whom Ryan Beck & Co., Inc. and BB&T Capital Markets, a Division of Scott & Stringfellow, Inc., are acting as the representatives, have separately agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us, and we have agreed to sell to them, on a firm commitment basis, the respective number of shares of common stock set forth opposite their names below:

                                                              NUMBER OF
UNDERWRITER                                                     SHARES
-----------                                                   ----------
Ryan Beck & Co., Inc. ......................................
BB&T Capital Markets, a Division of Scott & Stringfellow,
  Inc. .....................................................
  Total.....................................................

     The underwriters are committed to purchase all 1,750,000 shares of common stock offered by us, if they purchase any of the shares. The underwriting agreement provides that the obligations of the underwriters are subject to the conditions precedent specified in that agreement.

     We have been advised by the representatives that the underwriters initially propose to offer the shares of common stock (a) to the public at the offering price set forth on the cover page of this prospectus and (b) to certain dealers
at that price less concessions of not in excess of $     per share. Such dealers
may re-allow a concession not in excess of $     per share to other dealers.
After the commencement of the offering, the public offering price, concession and reallowance may be reduced by the representatives.

     We have granted the underwriters an option, exercisable within 45 days of the date of this prospectus, to purchase up to an additional 262,500 shares of common stock from us at the offering price, less underwriting discounts and commissions. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will have a firm commitment, subject to certain conditions, to purchase a number of additional shares that is proportionate to its initial purchase commitment.

     The following table provides information regarding the amount of the discount and other items of underwriting compensation, as determined in accordance with the Conduct Rules of the National Association of Securities Dealers, Inc., to be paid to the underwriters by us:

                                              TOTAL DISCOUNT AND OTHER   TOTAL DISCOUNT AND OTHER
                                                COMPENSATION WITHOUT      COMPENSATION WITH FULL
                                  DISCOUNT       EXERCISE OF OVER-          EXERCISE OF OVER-
                                  PER SHARE     ALLOTMENT OPTION(1)        ALLOTMENT OPTION(1)
                                  ---------   ------------------------   ------------------------
Bakers..........................
  Total.........................
  Proceeds to Bakers............

---------------

(1) Includes underwriting discounts or commissions applicable to such shares and non-accountable expense allowance equal to 3.0% of the gross offering proceeds.

     We estimate that the total expenses of the offering, excluding the underwriting discount and approximately $1.7 million in expenses which we wrote off in fiscal year 2002, will be approximately $1.0 million.


     Two of our director nominees have advised the representatives and us of their interest in purchasing up to an aggregate of 14,333 shares of our common stock in this offering. While we have not formally reserved the shares for these directors, the representatives have indicated their willingness to allow them to purchase such shares.


     We have agreed to sell to the representatives and their designees warrants to purchase up to an aggregate of 175,000 shares of common stock at an exercise
price equal to $     per share, or 120% of the offering price, subject to
antidilution adjustments. The representatives will pay a purchase price of

$0.0001 per warrant for the warrants. The warrants are restricted from sale, transfer, assignment, pledge or hypothecation by any person for one year from the date of this prospectus, except to some officers and members of the representatives. The warrant holders may exercise the warrants as to all or any lesser number of the underlying shares of common stock at any time during the four-year period commencing one year after the date of this prospectus.

     We are required for a period of five years following the date of this prospectus, (i) at the request of a majority of the warrant holders, to file one registration statement, at our expense, covering the sale of the shares of common stock underlying the warrants and (ii) at the request of any holders of warrants, to file a second registration statement covering the shares of common stock underlying the warrants at the expense of those holders. In addition, we are required to include the shares of common stock underlying the warrants in any appropriate registration statement we file during the six years following the date of this prospectus.

     We have granted to Ryan Beck, for a period of five years after the effective date of the registration statement of which this prospectus is part, the right to designate for election to our board of directors, and to solicit proxies in support of, one person. The designee may be a director, officer, employee or affiliate of Ryan Beck. If Ryan Beck were to elect not to exercise this right or if its designee were not elected or was unable to serve, it would have the option to designate an observer to attend meetings of our board. We have agreed to reimburse Ryan Beck for its designee's associated expenses.

     We have also agreed not to offer, sell or grant any options, warrants or other securities convertible or exchangeable for common stock to any of our directors, officers or employees at an exercise price that is less than the offering price for a period of three years after the date of this prospectus without the prior written consent of the representatives. In determining whether to consent to a request by us to issue securities at a price less than the offering price, the representatives would consider the circumstances relating to the proposed issuance. These circumstances are likely to include the number of securities requested to be issued, the strength and breadth of the market at the time of the proposed issuance and our needs at the time of the request.

     We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in connection with this offering.


     All of our officers, directors, option holders, warrant holders and almost all of our shareholders have agreed not to sell, transfer, or otherwise encumber or dispose of any beneficial interest in any of our securities owned by them, other than gifts and intrafamily transfers including transfers to trusts for the benefit of such persons or their families, so long as the holders remain subject to the restriction, for a period of one year after the effective date of this prospectus, without the prior written consent of Ryan Beck. In addition, the holders of our newly issued subordinated convertible debentures have agreed not to sell, transfer or otherwise encumber or dispose of any beneficial interest in any of our securities owned by them on the date of this prospectus or acquired by them upon conversion of the subordinated convertible debentures, subject to similar exceptions, until the later of 90 days after the effective date of this prospectus or June 30, 2004, without the prior written consent of Ryan Beck. For more information about these shares, please see "Shares Eligible for Future Sale."


     At the present time, there is no market for our common stock. Consequently, the offering price for the common stock will be determined by negotiations between us and the representatives and is not necessarily related to our asset value, net worth or other established criteria of value. The offering price may not be indicative of the prices that will prevail in the public market. The factors to be considered in the negotiations will include:

     - the history of and prospects for the industry in which we compete;

     - an assessment of our management;

     - our prospects;

     - our capital structure; and

     - prevailing market conditions.


     All of our officers, directors and almost all of our shareholders, other than the holders of our Class B common stock and one former employee, have agreed that, for a period of 365 days from the date of this prospectus, if that person desires to sell any of our securities in accordance with Rule 144 under the Securities Act, those securities shall be sold under Rule 144 through Ryan Beck, which has been granted a right of first refusal with respect to such sales. The holders of our Class B common stock have agreed to these restrictions for one year following the date of this prospectus.


     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. An over-allotment involves syndicate sales of shares of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     Stabilizing transactions consist of some bids or purchases of common stock made for the purpose of preventing or slowing a decline in the market price of the common stock while the offering is in progress.

     In addition, the underwriters may impose penalty bids. A penalty bid is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by that underwriter or syndicate member.

     Similar to other purchase transactions, these activities may have the effect of raising or maintaining the market price of the common stock or preventing or slowing a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. In addition, a penalty bid may discourage the immediate resale of shares sold in this offering.

     Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.


     Ryan Beck has received placement agent and financial advisory fees of $635,000 for services previously provided and to be provided to us in the future. Ryan Beck is being reimbursed for out-of-pocket expenses and legal expenses, of which $75,000 has been advanced.


                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby and certain legal matters in connection with the offering will be passed upon for us by Bryan Cave LLP. Greenberg Traurig, P.A. has acted as counsel for the underwriters in connection with the offering.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at January 4, 2003 and January 5, 2002, and for each of the three fiscal years in the period ended January 4, 2003, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     During October 2001, we engaged Ernst & Young LLP as our independent auditors to replace Stone Carlie & Company, L.L.C., who declined to stand for reappointment as our auditors as of September 4, 2001.

     In connection with the audit of the fiscal year ended December 31, 1999 and through September 4, 2001, there were no disagreements with Stone Carlie & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedure which, if not resolved to the satisfaction of Stone Carlie & Company, would have caused them to make reference to the matter in their reports. The report of Stone Carlie & Company on our financial statements for the fiscal year ended December 31, 1999 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants was approved by Peter Edison, the sole director at the time.

                             AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement, of which this prospectus is a part and which term shall encompass any amendments thereto, on Form S-1 pursuant to the Securities Act with respect to the common stock being offered. This prospectus does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some portions of the registration statement, and the related exhibits and schedules, are omitted as permitted by the Securities and Exchange Commission. Statements made in this prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to any such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit itself for a more complete description of the matter involved.

     This registration statement and all other information filed by us with the Securities and Exchange Commission may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of its public reference room.

     Copies of all or any part thereof may be obtained upon payment of fees prescribed by the Securities and Exchange Commission from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. set forth above. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that Act, will file periodic reports, proxy and information statements and other information with the Securities and Exchange Commission. Such periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the Securities and Exchange Commission referred to above. In addition, our Internet website, http://www.bakersshoes.com will contain all of our periodic reports, proxy and information statements and other information that we file with the Securities and Exchange Commission. Our website will also contain our committee charters, our codes of ethical and legal conduct and other information relating to our corporate governance.

     We intend to furnish our shareholders with annual reports containing audited financial statements and an opinion on the audited financial statements expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

                         INDEX TO FINANCIAL STATEMENTS

Reports of Independent Auditors.............................   F-2
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statements of Shareholders' Equity (Deficit)................   F-5
Statements of Cash Flows....................................   F-6
Notes to Financial Statements...............................   F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Bakers Footwear Group, Inc.

     We have audited the accompanying balance sheets of Bakers Footwear Group, Inc. (the Company) as of January 5, 2002 and January 4, 2003 and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended January 4, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bakers Footwear Group, Inc. at January 5, 2002 and January 4, 2003 and the results of its operations and its cash flows for each of the three years in the period ended January 4, 2003, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 1 to the financial statements, in 2002 the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

                                          /s/ Ernst & Young LLP


St. Louis, Missouri


February 25, 2003, except for the
  second paragraph of Note 8, the
  sixteenth paragraph of Note 13, the
  first paragraph of Note 18, as to
  which the date is April 8, 2003, the
  second paragraph of Note 18, as to
  which the date is November 26, 2003,
  the fourth paragraph of Note 18, as
  to which the date is December 1,
  2003, and the third paragraph of
  Note 9 and the third paragraph of
  Note 18, as to which the date is
  January 2, 2004.

                          BAKERS FOOTWEAR GROUP, INC.

                                 BALANCE SHEETS

                                                        JANUARY 5,    JANUARY 4,    OCTOBER 4,
                                                           2002          2003          2003
                                                        -----------   -----------   -----------
                                                                                    (UNAUDITED)
                                            ASSETS
Current assets:
  Cash and cash equivalents...........................  $   495,302   $        --   $   444,150
  Accounts receivable.................................      489,972       573,898       846,022
  Other receivables...................................      737,459       420,358       137,270
  Inventories.........................................   11,290,246    14,279,602    16,880,701
  Prepaid expenses and other current assets...........      582,154       630,784       891,579
                                                        -----------   -----------   -----------
Total current assets..................................   13,595,133    15,904,642    19,199,722
Property and equipment, net...........................    7,672,500    12,249,993    13,041,656
Other assets..........................................      938,917       937,482       569,670
                                                        -----------   -----------   -----------
Total assets..........................................  $22,206,550   $29,092,117   $32,811,048
                                                        ===========   ===========   ===========

                        LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable....................................  $ 3,008,204   $ 2,966,940   $ 3,622,594
  Accrued expenses....................................    5,525,876     4,791,786     4,559,912
  Sales tax payable...................................      919,647     1,035,316       730,930
  Revolving credit agreement..........................    2,651,276     7,043,218    13,336,097
  Class A stock purchase warrants.....................           --            --       800,000
  Class A stock redemption obligation.................           --            --       142,616
  Current maturities of capital lease obligations.....      523,834       709,574       965,765
  Current maturities of long-term subordinated debt...       90,071       219,901       671,725
                                                        -----------   -----------   -----------
Total current liabilities.............................   12,718,908    16,766,735    24,829,639
Long-term subordinated debt, less current
  maturities..........................................    1,118,454       847,463       251,872
Obligations under capital leases, less current
  maturities..........................................    1,465,528     1,407,592     1,555,314
Other liabilities.....................................      695,449       889,156     1,168,156
Class A stock purchase warrants.......................      546,766       686,860            --
Class A stock redemption obligation...................    1,207,582     1,262,696     1,163,060
Class B stock redemption obligation...................      193,900       283,500            --
Subordinated convertible debentures...................           --     4,900,000     4,900,000
Excess of acquired net assets over cost...............    2,774,899            --            --
Shareholders' equity (deficit):
  Class A stock, $0.001 par value; 3,000,000 shares
     authorized.......................................        1,426         1,426         1,426
  Class B stock, $0.001 par value; 500,000 shares
     authorized.......................................           --            --            --
  Class C stock, $0.001 par value; 1,500,000 shares
     authorized.......................................           --            --            --
  Deferred stock compensation.........................     (371,286)     (127,621)       (2,890)
  Additional paid-in capital..........................    3,608,740     3,608,740     3,704,500
  Accumulated deficit.................................   (1,753,816)   (1,434,430)   (4,760,029)
                                                        -----------   -----------   -----------
Total shareholders' equity (deficit)..................    1,485,064     2,048,115    (1,056,993)
                                                        -----------   -----------   -----------
Total liabilities and shareholders' equity
  (deficit)...........................................  $22,206,550   $29,092,117   $32,811,048
                                                        ===========   ===========   ===========

                            See accompanying notes.

                          BAKERS FOOTWEAR GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                                                                           NINE MONTHS    NINE MONTHS
                                               YEAR ENDED     YEAR ENDED     YEAR ENDED       ENDED          ENDED
                                              DECEMBER 30,    JANUARY 5,     JANUARY 4,     OCTOBER 5,     OCTOBER 4,
                                                  2000           2002           2003           2002           2003
                                              ------------   ------------   ------------   ------------   ------------
                                                                                           (UNAUDITED)    (UNAUDITED)
Net sales...................................  $140,709,517   $140,809,270   $150,550,692   $107,349,658   $103,696,125
Cost of merchandise sold, occupancy, and
  buying expenses...........................   102,033,075     98,214,421    105,414,635     76,878,694     75,111,427
                                              ------------   ------------   ------------   ------------   ------------
Gross profit................................    38,676,442     42,594,849     45,136,057     30,470,964     28,584,698
Operating expenses:
  Selling...................................    27,069,090     27,097,515     30,774,478     22,453,992     21,576,232
  General and administrative................     9,768,367     10,145,847     11,358,384      8,825,570      9,051,448
  Loss on disposal of property and
    equipment...............................        52,074         24,997         95,785         95,821        158,399
  Impairment of long-lived assets...........        36,715          4,540        120,114             --             --
  Write-off of deferred initial public
    offering costs..........................            --             --      1,708,466             --             --
  Amortization of excess of acquired net
    assets over cost........................    (1,112,574)    (1,112,574)            --             --             --
                                              ------------   ------------   ------------   ------------   ------------
Operating income (loss).....................     2,862,770      6,434,524      1,078,830       (904,419)    (2,201,381)
Other income (expense):
  Interest expense..........................    (1,225,467)    (1,086,729)    (1,626,306)    (1,130,943)    (1,212,665)
  State income tax (expense) benefit........      (165,706)      (315,667)       163,645       (106,938)       (52,154)
  Gain on lease termination.................     1,050,000             --             --             --             --
  Loss on early extinguishment of debt......    (1,245,000)            --             --             --             --
  Other income..............................       374,667         61,015          2,833          4,459         92,615
  Other expense.............................       (34,949)      (133,490)      (109,629)       (63,170)      (191,585)
                                              ------------   ------------   ------------   ------------   ------------
Income (loss) before cumulative effect of
  change in accounting......................     1,616,315      4,959,653       (490,627)    (2,201,011)    (3,565,170)
Cumulative effect of change in accounting...            --             --      2,774,899      2,774,899             --
                                              ------------   ------------   ------------   ------------   ------------
Net income (loss)...........................  $  1,616,315   $  4,959,653   $  2,284,272   $    573,888   $ (3,565,170)
                                              ============   ============   ============   ============   ============
Basic earnings (loss) per share.............  $       1.11   $       3.31   $       1.50   $       0.46   $      (2.33)
                                              ============   ============   ============   ============   ============
Diluted earnings (loss) per share...........  $       0.70   $       2.17   $       1.06   $       0.30   $      (2.33)
                                              ============   ============   ============   ============   ============
Pro forma amounts assuming SFAS No. 142 had
  been adopted as of January 1, 2000 (see
  Note 1):
  Income (loss) before cumulative effect of
    change in accounting....................  $    503,741   $  3,847,079   $   (490,627)  $ (2,201,011)  $ (3,565,170)
  Cumulative effect of change in
    accounting..............................     5,000,047             --             --             --             --
                                              ------------   ------------   ------------   ------------   ------------
  Net income (loss).........................  $  5,503,788   $  3,847,079   $   (490,627)  $ (2,201,011)  $ (3,565,170)
                                              ============   ============   ============   ============   ============
Unaudited pro forma income tax information
  (see Note 12):
  Income (loss) before cumulative effect of
    change in accounting and income taxes...  $  1,377,635   $  4,870,934   $   (654,272)  $ (2,094,072)  $ (3,513,016)
  Provision for (benefit from) income
    taxes...................................       273,748      1,605,055       (217,178)      (804,123)    (1,317,846)
                                              ------------   ------------   ------------   ------------   ------------
  Income (loss) before cumulative effect of
    change in accounting....................     1,103,887      3,265,879       (437,094)    (1,289,949)    (2,195,170)
  Cumulative effect of change in accounting,
    net of taxes............................            --             --      1,763,934      1,763,934             --
                                              ------------   ------------   ------------   ------------   ------------
  Net income (loss).........................  $  1,103,887   $  3,265,879   $  1,326,840   $    473,985   $ (2,195,170)
                                              ============   ============   ============   ============   ============
  Net income (loss) per common share:
    Basic...................................  $       0.75   $       2.12   $       0.83   $       0.39   $      (1.37)
                                              ============   ============   ============   ============   ============
    Diluted.................................  $       0.47   $       1.44   $       0.64   $       0.25   $      (1.37)
                                              ============   ============   ============   ============   ============

                            See accompanying notes.

                          BAKERS FOOTWEAR GROUP, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                        CLASS A VOTING
                                         COMMON STOCK
                                     --------------------
                                       SHARES               ADDITIONAL     DEFERRED
                                     ISSUED AND              PAID-IN        STOCK       ACCUMULATED
                                     OUTSTANDING   AMOUNT    CAPITAL     COMPENSATION     DEFICIT
                                     -----------   ------   ----------   ------------   -----------
Balance at December 31, 1999.......   1,408,988    $1,409   $3,538,851    $(800,601)    $(4,530,030)
  Distribution to shareholders.....          --        --           --           --      (1,337,125)
  Compensation cost from stock
     option grants.................          --        --           --      359,692              --
  Accretion of Class A redeemable
     stock.........................          --        --           --           --         (53,670)
  Net income.......................          --        --           --           --       1,616,315
                                      ---------    ------   ----------    ---------     -----------
Balance at December 30, 2000.......   1,408,988     1,409    3,538,851     (440,909)     (4,304,510)
  Distribution to shareholders.....          --        --           --           --      (2,167,191)
  Impact of the termination of put
     options associated with Class
     A redeemable stock............      17,200        17       69,889           --         (47,868)
  Compensation cost from stock
     option grants.................          --        --           --       69,623              --
  Accretion of Class B redeemable
     stock.........................          --        --           --           --        (193,900)
  Net income.......................          --        --           --           --       4,959,653
                                      ---------    ------   ----------    ---------     -----------
Balance at January 5, 2002.........   1,426,188     1,426    3,608,740     (371,286)     (1,753,816)
  Distribution to shareholders.....          --        --           --           --      (1,820,172)
  Compensation cost from stock
     option grants.................          --        --           --      243,665              --
  Accretion of Class A redeemable
     stock.........................          --        --           --           --         (55,114)
  Accretion of Class B redeemable
     stock.........................          --        --           --           --         (89,600)
  Net income.......................          --        --           --           --       2,284,272
                                      ---------    ------   ----------    ---------     -----------
Balance at January 4, 2003.........   1,426,188     1,426    3,608,740     (127,621)     (1,434,430)
  Distributions to shareholders
     (unaudited)...................          --        --           --           --            (949)
  Compensation cost from stock
     option grants (unaudited).....          --        --       95,760      124,731              --
  Accretion of Class A redeemable
     stock (unaudited).............          --        --           --           --         (42,980)
  Accretion of Class B redeemable
     stock (unaudited).............          --        --           --           --         283,500
  Net loss (unaudited).............          --        --           --           --      (3,565,170)
                                      ---------    ------   ----------    ---------     -----------
Balance at October 4, 2003
  (unaudited)......................   1,426,188    $1,426   $3,704,500    $  (2,890)    $(4,760,029)
                                      =========    ======   ==========    =========     ===========

                            See accompanying notes.

                          BAKERS FOOTWEAR GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                             NINE MONTHS   NINE MONTHS
                                                   YEAR ENDED    YEAR ENDED    YEAR ENDED       ENDED         ENDED
                                                  DECEMBER 30,   JANUARY 5,    JANUARY 4,    OCTOBER 5,    OCTOBER 4,
                                                      2000          2002          2003          2002          2003
                                                  ------------   -----------   -----------   -----------   -----------
                                                                                             (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)...............................  $ 1,616,315    $ 4,959,653   $ 2,284,272   $  573,888    $(3,565,170)
Adjustments to reconcile net income (loss) to
  net cash provided by (used in) operating
  activities:
  Cumulative effect of change in accounting.....           --             --    (2,774,899)  (2,774,899)            --
  Depreciation..................................      876,051      1,395,148     2,533,782    1,887,310      2,087,280
  Amortization of goodwill......................        7,920          7,920            --           --             --
  Amortization of deferred debt issuance
    costs.......................................       26,400         26,400        92,286       96,278         30,762
  Stock-based compensation expense..............      359,692         69,623       243,665      182,749        220,491
  Amortization of excess of acquired net assets
    over cost...................................   (1,112,574)    (1,112,574)           --           --             --
  Amortization of debt discount.................       60,150         86,424       124,160       88,785         12,447
  Accretion of stock warrants...................       88,775        111,520       140,094      102,020        113,140
  Impairment of long-lived assets...............       36,715          4,540       120,114           --             --
  Loss on disposal of property and equipment....       52,074         24,997        95,785       98,821        158,399
  Changes in operating assets and liabilities:
    Accounts receivable.........................      159,369       (401,419)      233,175        9,264         10,964
    Inventories.................................       14,746      1,262,026    (2,989,356)  (7,213,128)    (2,601,099)
    Prepaid expenses and other current assets...       78,555       (209,941)      (48,630)     (92,606)      (260,795)
    Other assets................................     (154,832)      (419,118)      (90,853)  (1,789,794)       337,050
    Accounts payable............................    1,178,468       (914,222)      (41,264)     780,027        655,654
    Accrued expenses............................   (2,485,824)     1,327,539      (618,421)  (1,035,501)      (536,260)
    Other liabilities...........................      254,267        226,938       193,707      145,500        279,000
                                                  -----------    -----------   -----------   -----------   -----------
Net cash provided by (used in) operating
  activities....................................    1,056,267      6,445,454      (502,383)  (8,941,286)    (3,058,137)
INVESTING ACTIVITIES
Purchase of property and equipment..............   (2,362,657)    (3,335,831)   (6,610,161)  (6,091,872)    (2,018,016)
Proceeds from sale of property and equipment....          458          1,825         1,793        1,755          2,174
                                                  -----------    -----------   -----------   -----------   -----------
Net cash used in investing activities...........   (2,362,199)    (3,334,006)   (6,608,368)  (6,090,117)    (2,015,842)
FINANCING ACTIVITIES
Net advances (repayments) under revolving notes
  payable.......................................    1,057,204       (777,452)    4,391,942   12,133,774      6,292,879
Proceeds from issuance of subordinated
  convertible debentures........................           --             --     4,900,000    4,900,000             --
Principal payments under capital lease
  obligations...................................           --       (326,553)     (591,000)    (468,076)      (617,587)
Principal payments of subordinated debt.........     (130,732)      (573,696)     (265,321)     (66,250)      (156,214)
Distributions to shareholders...................   (1,337,125)    (2,167,191)   (1,820,172)  (1,820,009)          (949)
                                                  -----------    -----------   -----------   -----------   -----------
Net cash provided by (used in) financing
  activities....................................     (410,653)    (3,844,892)    6,615,449   14,679,439      5,518,129
                                                  -----------    -----------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents...................................   (1,716,585)      (733,444)     (495,302)    (351,964)       444,150
Cash and cash equivalents at beginning of
  period........................................    2,945,331      1,228,746       495,302      495,302             --
                                                  -----------    -----------   -----------   -----------   -----------
Cash and cash equivalents at end of period......  $ 1,228,746    $   495,302   $        --   $  143,338    $   444,150
                                                  ===========    ===========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash paid for state income taxes................  $   133,739    $   243,095   $   106,685   $  106,391    $    52,155
                                                  ===========    ===========   ===========   ===========   ===========
Cash paid for interest..........................  $ 1,077,279    $   874,024   $ 1,019,404   $  908,866    $ 1,140,143
                                                  ===========    ===========   ===========   ===========   ===========
NONCASH INVESTING AND FINANCING TRANSACTIONS
Capital lease obligations.......................  $        --    $ 2,315,915   $   718,804   $  756,319    $ 1,021,500
                                                  ===========    ===========   ===========   ===========   ===========

                            See accompanying notes.

                          BAKERS FOOTWEAR GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
          (ALL INFORMATION SUBSEQUENT TO JANUARY 4, 2003 IS UNAUDITED)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  OPERATIONS

     Bakers Footwear Group, Inc., formerly Weiss and Neuman Shoe Co., (the Company) was incorporated in 1926 and is engaged in the sale of shoes and accessories through over 200 retail stores throughout the United States under the Bakers and Wild Pair names. The Company is a national full-service retailer specializing in moderately priced fashion footwear. The Company's products include private-label and national brand dress, casual, and sport shoes, boots, and sandals.

  ACCOUNTING PERIOD

     Effective December 30, 2000, the Company changed its fiscal year from the calendar year ending on December 31 to a 52/53-week period. The fiscal year ended January 5, 2002 was a 53-week period. The fiscal year ended January 4, 2003 was a 52-week period. The Company's accounting period is based upon a retail calendar, ending on the Saturday nearest January 31. The Company's fiscal year ends four weeks prior to a retail calendar, as a result of its Subchapter S tax status.

  USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying Notes. Actual results could differ from those estimates.

  RECLASSIFICATIONS

     Certain reclassifications of prior year presentations have been made to conform to the current year presentation.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid financial instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Substantially all cash is held in depository accounts where disbursements are restricted to payments on the revolving credit agreement. The Company's disbursing accounts are funded through draws on the revolving credit agreement.

  INVENTORIES

     Merchandise inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out retail inventory method. Consideration received from vendors relating to inventory purchases is recorded as a reduction of cost of merchandise sold, occupancy, and buying expenses. Permanent markdowns are recorded to reflect expected adjustments to retail prices in accordance with the retail inventory method. In determining permanent markdowns, management considers current and recently recorded sales prices, the length of time product is held in inventory, and quantities of various product styles contained in inventory, among other factors. The ultimate amount realized from the sale of certain products could differ materially from management's estimates.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Costs related to software developed for internal use, including internal payroll costs, are capitalized in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-1, Accounting for the Costs of Computer Software Developed

                          BAKERS FOOTWEAR GROUP, INC.

for or Obtained for Internal Use. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives ranging from three years to ten years. Leasehold improvements are amortized over the lesser of the related lease term or the useful life of the assets. Costs of repair and maintenance are charged to expense as incurred.

  IMPAIRMENT OF LONG-LIVED ASSETS

     Periodically, management determines whether any property or equipment or any other assets have been impaired based on the criteria established in Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Based on these criteria, long-lived assets to be "held and used" are reviewed for impairment when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

  REVENUE RECOGNITION


     Retail sales are recognized at the point of sale and are recorded net of returns and exclude sales tax. Non-store sales through the Company's Web site are recognized as revenue at this point when title passes. Title passes to the customer at the time the product is shipped to the customer on a FOB shipping point basis. The Company does not record an allowance for sales returns due to immateriality.


  COST OF MERCHANDISE SOLD

     Cost of merchandise sold includes the cost of merchandise, buying costs, and occupancy costs.

  OPERATING LEASES

     The Company leases its store premises and its headquarters facilities under operating leases. Many leases entered into by the Company include options under which the Company may extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inception. Some leases also include early termination options which can be exercised under specific conditions.

     For leases that have predetermined fixed escalations of the minimum rentals, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as accrued rent, which is reflected as a component of other liabilities on the accompanying balance sheets.

     Many of the leases covering retail stores require contingent rentals in addition to the minimum monthly rental charge, based on retail sales volume. The Company records expense for contingent rentals during the period in which the retail sales volume exceeded the respective targets.

  STOCK-BASED COMPENSATION

     The Financial Accounting Standards Board's SFAS No. 123, Accounting for Stock-Based Compensation, establishes the use of the fair value-based method of accounting for all stock-based compensation arrangements. SFAS No. 123 permits companies to use the intrinsic value accounting method specified in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for stock-based employee compensation arrangements. The Company uses the intrinsic value-based method to account for stock-based employee compensation arrangements and complies with the disclosure provisions of SFAS No. 123.

                          BAKERS FOOTWEAR GROUP, INC.

  MARKETING EXPENSE

     The Company expenses costs of marketing and advertising, including the cost of newspaper and magazine advertising, promotional materials, in-store displays, and point-of-sale marketing as advertising expense, when incurred. Consideration received from vendors in connection with the promotion of their products is netted against advertising expense. Marketing and advertising expense totaled $557,902, $791,521, and $927,044 for the years ended December 30, 2000, January 5, 2002, and January 4, 2003, respectively.

  OFFERING COSTS

     On April 15, 2002, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission relating to an initial public offering (IPO) of 1,800,000 shares of the Company's unissued common stock. The Company determined it would delay the IPO for a period in excess of 90 days and, as a result, wrote off $1,708,466 of costs initially deferred in connection with the registration process.

  EARNINGS PER SHARE

     Basic earnings per common share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed using the weighted average number of common shares and potential dilutive securities that were outstanding during the period. Potential dilutive securities consist of outstanding stock options, warrants, convertible debentures, and the effect of treating the redeemable Class A and Class B stock as permanent capital (see Note 13).

  INCOME TAXES

     The Company has elected, by the consent of its shareholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code (the Code). Under the Subchapter S provisions of the Code, the shareholders include the Company's operating results in their personal income tax returns. Accordingly, the Company is not subject to federal and certain state corporate income tax. However, the Company is subject to income taxes in certain states in which it conducts business. State income tax expense was $165,706 and $315,667 for the years ended December 30, 2000 and January 5, 2002, respectively. The Company recognized a state tax benefit of $163,643 for the year ended January 4, 2003 due to its operating losses incurred for state income tax purposes.

     The unaudited pro forma information on the accompanying statements of operations pertaining to income (loss) before extraordinary item and income taxes has been adjusted to reflect a reduction in other income (expense) for these state income tax expenses. The unaudited pro forma information also includes adjustments resulting from applying purchase accounting as a C corporation, which results in a decrease to the excess of acquired net assets over cost of $2,021,930 as of the acquisition date. The unaudited pro forma income tax information included in the statements of operations and Note 12 is presented in accordance with SFAS No. 109, Accounting for Income Taxes, as if the Company was a C corporation and thus subject to federal and certain state income taxes.

  DISTRIBUTIONS TO SHAREHOLDERS

     The Company's policy is to make periodic distributions to shareholders in amounts approximating the estimated federal and state income tax liabilities resulting from their allocable shares of the Company's taxable income.

                          BAKERS FOOTWEAR GROUP, INC.

  GAIN ON LEASE TERMINATION

     In fiscal 2000, the Company executed a termination and property surrender agreement with one of its lessors. Under the terms of the agreement, the Company received approximately $1,050,000 to vacate the leased premises, in October 2000. This gain has been reflected as a component of other income in the accompanying statement of operations for the year ended December 30, 2000.

  STORE LEASE ACQUISITIONS

     During the year ended January 5, 2002, the Company completed the acquisition of eight store leases through two separate transactions totaling $260,000. The assets purchased consisted of all of the seller's leasehold interests relating to the eight stores, as well as all furniture, fixtures, and equipment located in the respective stores. Approximately $36,000 of the total consideration paid was allocated to the furniture, fixtures, and equipment acquired, with the remaining $224,000 being allocated to the individual leases acquired. The consideration allocated to these leases is being amortized over the remaining lives of the individual underlying leases acquired.

     In March 2002, the Company acquired 33 store leases from SLJ Retail LLC
(SLJ) for a purchase price of $1,800,000 (see Note 2).

  DEFERRED INCOME

     The Company has a frequent buying program where customers purchase a frequent buying card entitling them to a 10% discount on all purchases for a 12-month period. The Company defers the revenue from the sale of the card over the 12-month period and records the related discount at the point of sale. The Company recognized income of $0, $32,659, $597,118 and for the years ended December 30, 2000, January 5, 2002, and January 4, 2003, respectively, related to the amortization of deferred income for the frequent buying card program, as an offset to cost of merchandise sold, occupancy, and buying expenses. Deferred income related to the frequent buying card program was $0, $145,481, and $463,253 at December 30, 2000, January 5, 2002, and January 4, 2003,
respectively. Total discounts given to customers under the frequent buying program were $0, $107,060 and $791,114 for the years ended December 30, 2000, January 5, 2002 and January 4, 2003, respectively.

  SHIPPING AND HANDLING COSTS

     The Company incurs shipping and handling costs to ship merchandise to its customers primarily related to sales orders received from the Company's Internet Web site. Shipping and handling costs are recorded as a component of cost of merchandise sold, occupancy, and buying expenses. Amounts paid to the Company by customers are recorded in net sales. Amounts paid to the Company for shipping and handling costs were $0, $7,751, and $70,151 for the years ended December 30, 2000, January 5, 2002, and January 4, 2003, respectively.

  BUSINESS SEGMENTS

     The Company has one business segment that offers the same principal product and service in various locations throughout the United States.

  IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board approved the issuance of SFAS No. 142, Goodwill and Other Intangible Assets, which is effective for fiscal years beginning after December 15, 2001. Upon adoption, the Company recorded as income its unamortized deferred credit related to the excess fair value over cost of $2,774,899 related to the Company's acquisition of 198 Bakers locations as a

                          BAKERS FOOTWEAR GROUP, INC.

cumulative effect of a change in accounting principle in 2002. Income (loss) before cumulative effect of change in accounting, adjusted to exclude the amortization of excess of acquired net assets over cost and goodwill amortization, are as follows:

                                                       YEAR ENDED            YEAR ENDED
                                                    DECEMBER 30, 2000     JANUARY 5, 2002
                                                   -------------------   ------------------
Reported net income (loss).......................      $ 1,616,315          $ 4,959,653
Amortization of goodwill.........................            7,920                7,920
Amortization of excess of acquired net assets
  over cost......................................       (1,112,574)          (1,112,574)
                                                       -----------          -----------
Adjusted net income (loss).......................      $   511,661          $ 3,854,999
                                                       ===========          ===========
Basic earnings (loss) per share -- as reported...      $      1.11          $      3.31
Diluted earnings (loss) per share -- as
  reported.......................................      $      0.70          $      2.17
Basic earnings (loss) per share -- as adjusted...      $      0.33          $      2.53
Diluted earnings (loss) per share -- as
  adjusted.......................................      $      0.22          $      1.70


     In August 2001, the Financial Accounting Standards Board approved the issuance of SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. Based on these criteria, long-lived assets to be "held and used" are reviewed for impairment when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable. The Company determines the fair value of those assets using the present value of the estimated future cash flows over the remaining store lease period. During the years ended December 30, 2000, January 5, 2002, and January 4, 2003, the Company recorded $36,715, $4,540, and $120,114, respectively, in noncash charges to earnings related to the impairment of furniture, fixtures, and equipment, leasehold improvements, and goodwill.



     In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 requires, in most cases, gains and losses on extinguishments of debt to be classified as income or loss from continuing operations, rather than as extraordinary items. The statement is effective for fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145, the Company reclassified previously recognized extraordinary gains and losses from the early extinguishment of debt.



     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 will be applied prospectively to any exit or disposal activities initiated after December 31, 2002. We do not anticipate that the adoption of SFAS No. 146 will have a material impact on the financial statements.



     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which clarifies and expands on existing disclosure requirements for guarantees and requires us to recognize a liability for the fair value of our obligations under that guarantee. The initial measurement and recognition provisions are prospective for guarantees issued after December 31, 2002. However, the disclosure requirements became effective for financial statements ending after December 15, 2002. We do not anticipate that the adoption of FIN 46 will have a material impact on the financial statements.

                          BAKERS FOOTWEAR GROUP, INC.

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", relating to consolidation of variable interest entities. The provisions of FIN 46 became effective immediately for variable interest entities created after January 31, 2003. The provisions of FIN 46 for variable interest entities created on or before January 31, 2003 were delayed until December 31, 2003 by FASB Staff Position No. FIN 46-6, Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities, issued in October 2003. The Company is assessing the impact of FIN 46, and currently believes that it will not be required to consolidate any variable interest entities.


  INTERIM RESULTS -- UNAUDITED

     The accompanying interim financial statements as of October 5, 2002 and October 4, 2003 and for the nine months ended October 5, 2002 and October 4, 2003 are unaudited. In the opinion of management, the unaudited interim financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring accruals, considered necessary for a fair presentation of the Company's financial position as of October 5, 2002 and October 4, 2003 and the results of the Company's operations and its cash flows for the nine months ended October 5, 2002 and October 4, 2003. The financial data and other information disclosed in these Notes to the financial statements related to these periods are unaudited. The results for the nine months ended October 4, 2003 are not necessarily indicative of the results to be expected for the full fiscal year.

2.  ACQUISITIONS

     On June 22, 1999, the Company acquired the assets, primarily inventory and furniture, fixtures, and equipment, of 198 Bakers locations (including Leeds and Wild Pair stores) located throughout the United States from Edison Brothers Stores, Inc. for $8,977,098 in cash and the assumption of $353,000 in liabilities. The acquisition was accounted for using the purchase method. Accordingly, the assets acquired were adjusted to their fair values as of the acquisition date. Because the fair values of the assets acquired exceeded the consideration paid, including $118,000 in acquisition-related expenses, the value of all noncurrent assets was reduced to zero, and the Company recorded a deferred credit of $5,562,568 representing the excess of fair value of assets acquired over the cost of the acquisition.


     The following summarizes the allocation of the purchase price:



Inventory...................................................  $14,892,666
Accrued vacation liability..................................     (353,000)
Excess of assets acquired over purchase price...............   (5,562,568)
                                                              -----------
Total purchase price........................................  $ 8,977,098
                                                              ===========


     The excess of acquired net assets over cost was amortized using the straight-line method over a period of five years until the adoption of SFAS No. 142 in 2002. The Company recorded as income its unamortized deferred credit of $2,774,899 in 2002 as a cumulative effect of a change in accounting principle.

     If the Company had been a C corporation at the acquisition date, the Company would have recorded a deferred tax liability and a reduction to the excess of acquired net assets over cost of $2,156,070. As a result, the unaudited pro forma information on the accompanying statements of operations pertaining to income (loss) before cumulative effect of change in accounting and income taxes has been adjusted to reflect a reduction in the amount of amortization of $404,386 for each of the years ended December 30, 2000 and January 5, 2002.

                          BAKERS FOOTWEAR GROUP, INC.

     In March 2002, the Company completed the acquisition of 33 store leases from SLJ for a purchase price of $1,800,000. The assets purchased consisted of all of the seller's leasehold interests relating to the 33 stores, as well as all furniture, fixtures, and equipment located in the respective stores. The total consideration paid was allocated to leasehold improvements and fixtures.


3.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                    ESTIMATED      JANUARY 5,   JANUARY 4,    OCTOBER 4,
                                   USEFUL LIVES       2002         2003          2003
                                  --------------   ----------   -----------   -----------
                                                                              (UNAUDITED)
Furniture, fixtures, and               3-6 years   $5,161,188   $ 8,357,273   $ 5,607,245
  equipment.....................
Leasehold improvements..........  up to 10 years    3,539,815     7,068,662     7,785,491
Computer equipment and                   3 years    1,902,525     2,203,768     6,830,068
  software......................
                                                   ----------   -----------   -----------
                                                   10,603,528    17,629,703    20,222,804
Less accumulated depreciation...                    2,931,028     5,379,710     7,181,148
                                                   ----------   -----------   -----------
                                                   $7,672,500   $12,249,993   $13,041,656
                                                   ==========   ===========   ===========

     Depreciation and amortization of property and equipment was $876,051, $1,395,148, and $2,533,782 for the years ended December 30, 2000, January 5, 2002, and January 4, 2003, respectively.

4.  ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                   JANUARY 5,   JANUARY 4,   OCTOBER 4,
                                                      2002         2003         2003
                                                   ----------   ----------   -----------
                                                                             (UNAUDITED)
Employee compensation and benefits...............  $2,807,836   $2,197,046   $1,424,376
Accrued rent.....................................     598,169      591,633      467,603
Other............................................   2,119,871    2,003,107    2,667,933
                                                   ----------   ----------   ----------
                                                   $5,525,876   $4,791,786   $4,559,912
                                                   ==========   ==========   ==========

5.  CAPITAL LEASE OBLIGATIONS

     Assets under capital leases totaling $2,315,915 at January 5, 2002, and $3,060,015 at January 4, 2003 relate primarily to equipment obtained to support the Company's integrated "point of sale" system. Accumulated amortization on assets capitalized under capital leases totals $145,085 and $703,427 for the years ended January 5, 2002, and January 4, 2003, respectively.

     Obligations under capital leases are $1,989,362 at January 5, 2002 and $2,117,166 at January 4, 2003.

                          BAKERS FOOTWEAR GROUP, INC.

     Future minimum lease payments at January 4, 2003 under capital leases are as follows:

Fiscal year:
  2003......................................................  $1,002,204
  2004......................................................     938,117
  2005......................................................     479,758
  2006......................................................     215,587
  2007......................................................      53,144
                                                              ----------
Total minimum lease payments................................   2,688,810
Less amount representing interest...........................     571,644
                                                              ----------
Present value of minimum lease payments (including current
  portion of $709,574)......................................  $2,117,166
                                                              ==========

6.  OPERATING LEASES

     The Company leases property and equipment under noncancelable operating leases expiring at various dates through 2018. Certain leases have scheduled future rent increases, escalation clauses, or renewal options. Future minimum lease payments, excluding executory costs, at January 4, 2003 are as follows:

Fiscal year:
  2003......................................................   $16,436,148
  2004......................................................    14,374,226
  2005......................................................    12,879,220
  2006......................................................    10,597,856
  2007......................................................     8,801,852
  Thereafter................................................    31,677,677
                                                               -----------
                                                               $94,766,979
                                                               ===========

     Rent expense, including occupancy costs, was $18,527,134, $18,893,180, and $24,797,828 for the years ended December 30, 2000, January 5, 2002, and January 4, 2003, respectively. Certain leases provide for contingent rent based on sales. Contingent rent was $875,929, $525,590, and $343,716 for the years ended December 30, 2000, January 5, 2002, and January 4, 2003, respectively.

7.  REVOLVING CREDIT AGREEMENT

     The Company has a revolving credit agreement with a commercial bank. This agreement calls for a maximum line of credit of $25,000,000 subject to the calculated borrowing base as defined in the agreement. The revolving credit agreement matures on January 5, 2004 and is secured by substantially all assets of the Company and a $500,000 personal guarantee by the Company's principal shareholder. Interest is payable monthly at the bank's base rate plus 0.75% (5.00% per annum at January 4, 2003). The weighted average interest rate approximated 10.48% in 2000, 8.16% in 2001, and 5.42% in 2002. An unused line fee of 0.25% per annum is payable monthly based on the difference between $25,000,000 and the average loan balance.

     This $25,000,000 revolving line of credit replaced a $20,000,000 credit facility that had been entered into on June 22, 1999. In connection with the termination of the $20,000,000 credit facility, the Company recorded a loss on early extinguishment of debt of $1,245,000 for the year ended December 30, 2000.

                          BAKERS FOOTWEAR GROUP, INC.

     The revolving credit agreement also allows the Company to apply the LIBOR (London Interbank Offered Rate) plus 3.00% to a designated portion of the outstanding balance for a minimum of 30 days by entering into a basis swap. The Company periodically enters into such basis swaps to modify the interest payments under the revolving credit agreement from the bank's base rate plus 0.75% to LIBOR plus 3.00%. Such basis swaps do not meet the criteria for hedge accounting, and accordingly, changes in the fair value of the swaps are included in current results of operations. The basis swaps entered into during 2002 did not have a material effect on the financial statements.

     The Company received an overadvance of $2,500,000 on its revolving credit agreement during 2002 to provide interim funding for the Company's acquisition of 33 store leases from SLJ. The overadvance is payable in full at maturity in February 2003. At January 4, 2003, there were no outstanding borrowings on the overadvance.

     The agreement contains a restrictive financial covenant limiting capital expenditures and other nonfinancial covenants. At January 4, 2003, the Company has $4,108,064 of unused borrowing available under the revolving credit agreement, including availability under the Company's overadvance, based upon the Company's borrowing base calculation.

     The agreement allows up to $10,000,000 of letters of credit to be outstanding, subject to the overall line limits. At January 5, 2002 and January 4, 2003, the Company had no outstanding letters of credit.

     On February 20, 2003, the Company entered into an amendment to its revolving credit agreement to provide a Sublimit Facility up to an additional $2,000,000, subject to certain borrowing base restrictions as defined. The Sublimit Facility is payable in full at maturity on February 20, 2004. Amounts outstanding under the Sublimit Facility cannot exceed $1,500,000 at December 1, 2003, $1,000,000 at January 1, 2004, and $500,000 at February 1, 2004. The
Sublimit Facility also provides for a minimum EBITDA covenant, a minimum required availability covenant, and a limitation on capital expenditures for 2003.

8.  SUBORDINATED DEBT

     The following notes payable are subordinate to the revolving credit agreement and are secured by substantially all assets of the Company:

                                                           JANUARY 5, 2002   JANUARY 4, 2003
                                                           ---------------   ---------------
Subordinated note payable to Class B shareholders,
  principal and interest payable in quarterly
  installments of $30,000 up to $50,000 over the term of
  the loan, at 8% per annum through January 2008. Secured
  by a $500,000 standby letter of credit and personal
  guarantee of the principal shareholder.................    $  750,129        $  484,811
Subordinated note payable, principal and interest, at 9%
  per annum, due January 31, 2003........................        95,000            95,000
Subordinated note payable to a venture capital
  institution, due January 31, 2003, issued at a discount
  (see Note 13). Interest of $7,500 is payable quarterly
  Note accretes to the original face amount of $500,000
  at maturity............................................       363,396           487,553
                                                             ----------        ----------
                                                              1,208,525         1,067,364
Less current maturities..................................        90,071           219,901
                                                             ----------        ----------
                                                             $1,118,454        $  847,463
                                                             ==========        ==========

     The Company has excluded short-term obligations totaling $1,174,413 from current liabilities because it intends to refinance the obligations on a long-term basis. Short-term obligations excluded from current

                          BAKERS FOOTWEAR GROUP, INC.

liabilities include $487,553 and $686,860 at January 4, 2003 related to the subordinated note payable to a venture capital institution and the Class A stock purchase warrants, respectively. On April 8, 2003, the Company entered into an amended and restated subordinated note agreement and an amended and restated warrant agreement which extend the maturity date of the subordinated note payable and the Class A stock purchase warrants to March 1, 2004 (see Note 18).

     As of January 4, 2003, the scheduled maturities of subordinated debt are as follows:

Fiscal year:
  2003......................................................  $  219,901
  2004......................................................     633,054
  2005......................................................     167,799
  2006......................................................      46,610
                                                              ----------
                                                              $1,067,364
                                                              ==========

9.  SUBORDINATED CONVERTIBLE DEBENTURES

     On April 4, 2002, the Company issued $4,900,000 of subordinated convertible debentures. Interest accrues on the unpaid principal amount, beginning January 1, 2003, at 7%, increasing to 9% on January 1, 2004 and 11% on January 1, 2005, and is payable quarterly, in arrears. Principal is due and payable on April 4, 2007 (the maturity date). However, the debentures automatically convert on a qualified IPO, as defined, into an aggregate of 448,302 shares of common stock. Upon a qualified IPO, the Company would record noncash interest expense to reflect the value of the beneficial conversion feature related to these subordinated debentures. Upon consummation of a non-qualified IPO, as defined, the debentures are convertible into a variable number of shares of common stock at the option of the holder based on a formula. In the event that an IPO is not consummated prior to maturity, principal is due and payable on April 4, 2007. In addition, the debentures are mandatorily redeemable upon certain events, such as a merger, reorganization, stock sale, sale of substantially all assets of the Company, or similar transaction. The maturity or mandatory redemption amount shall be the greater of (i) the unpaid principal balance or (ii) the fair value of the shares to which the debenture holder would have been entitled on a converted basis.

     The Company's periodic interest cost is determined using the interest method assuming an April 4, 2007 maturity of the debentures.


     Pursuant to an agreement entered into on January 2, 2004, the Company exchanged its $4,900,000 principal subordinated convertible debentures for $4,900,000 of new subordinated convertible debentures (see Note 18).


10.  EMPLOYEE BENEFIT PLAN

     The Company established a 401(k) savings plan effective July 1, 2000, which allows full-time employees age 21 or over with at least one year of service to make tax-deferred contributions of 1% of compensation up to a maximum amount allowed under Internal Revenue Service guidelines. The plan provides for Company matching of employee contributions on a discretionary basis. The Company contributed $23,561, $64,991, and $0 for the years ended December 30, 2000, January 5, 2002, and January 4, 2003, respectively.

                          BAKERS FOOTWEAR GROUP, INC.

11.  COMMITMENTS AND CONTINGENCIES

     The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes the probable resolution of such contingencies will not materially affect the financial position or results of operations of the Company.

12.  PRO FORMA INCOME TAXES (UNAUDITED)

     Assuming completion of the proposed IPO (as more fully described in Note
18), the Company will revoke its S corporation status and therefore will be subject to corporate federal and state income taxes as a C corporation. Because the Company is an S corporation, deferred taxes have not been reflected in the financial statements, and the Company is not responsible for these income taxes until the revocation of the S corporation status. For informational purposes, the statements of operations include a pro forma adjustment for income taxes that would have been recorded if the Company was a C corporation, calculated in accordance with SFAS No. 109, Accounting for Income Taxes.

     The differences between pro forma income taxes at the statutory U.S. federal income tax rate of 34% and those reported in the statements of operations relate to the impact of state and local taxes and, in periods prior to the adoption of SFAS No. 142, the amortization of excess of acquired net assets over cost.

     The following table reconciles the Company's historical income (loss) before cumulative effect of change in accounting to pro forma income (loss) before cumulative effect of change in accounting and income taxes.

                                                    YEAR ENDED    YEAR ENDED   YEAR ENDED
                                                   DECEMBER 30,   JANUARY 5,   JANUARY 4,
                                                       2000          2002         2003
                                                   ------------   ----------   ----------
Historical income (loss) before cumulative effect
  of change in accounting........................   $1,616,315    $4,959,653   $(490,627)
State income tax expense (benefit)...............      165,706       315,667    (163,645)
Reduction of amortization of excess of acquired
  net assets over cost assuming C corporation....     (404,386)     (404,386)         --
                                                    ----------    ----------   ---------
Pro forma income (loss) before cumulative effect
  of change in accounting and income taxes.......   $1,377,635    $4,870,934   $(654,272)
                                                    ==========    ==========   =========

     Significant components of the pro forma provision for (benefit from) income taxes on income (loss) before cumulative effect of change in accounting are as follows:

                                                  DECEMBER 30,   JANUARY 5,   JANUARY 4,
                                                      2000          2002         2003
                                                  ------------   ----------   ----------
Current:
  Federal.......................................  $ 1,390,471    $1,420,414   $(352,771)
  State and local...............................      163,585       167,107     (41,503)
                                                  -----------    ----------   ---------
Total current...................................    1,554,056     1,587,521    (394,274)
Deferred:
  Federal.......................................   (1,145,539)       15,688     158,454
  State and local...............................     (134,769)        1,846      18,642
                                                  -----------    ----------   ---------
Total deferred (credit).........................   (1,280,308)       17,534     177,096
                                                  -----------    ----------   ---------
Total income tax (benefit) provision............  $   273,748    $1,605,055   $(217,178)
                                                  ===========    ==========   =========

                          BAKERS FOOTWEAR GROUP, INC.

     The differences between pro forma income taxes at the statutory U.S. federal income tax rate of 34% and those reported in the statements of operations are as follows:

                                                      DECEMBER 30,   JANUARY 5,   JANUARY 4,
                                                          2000          2002         2003
                                                      ------------   ----------   ----------
Statutory federal income tax rate...................      34.00%       34.00%        34.00%
State and local income taxes, net of federal income
  taxes.............................................       4.00%        4.00%         4.00%
Permanent differences...............................     (18.13)%      (5.05)%      (57.57)%
Valuation allowance.................................         --           --            --
                                                         ------        -----        ------
Effective tax rate..................................      19.87%       32.95%       (19.57)%
                                                         ======        =====        ======

     Deferred income taxes arise from temporary differences in the recognition of income and expense for income tax purposes. Pro forma deferred income taxes were computed using the liability method and reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes as if the Company was a C corporation. Components of the Company's pro forma deferred tax assets and liabilities are as follows:

                                                              JANUARY 5,   JANUARY 4,
                                                                 2002         2003
                                                              ----------   ----------
Deferred tax assets:
  Vacation accrual..........................................  $  215,813   $  256,367
  Inventory.................................................     368,283      717,833
  Stock-based and accrued bonus compensation................     229,277      255,732
  Accrued rent..............................................      63,194       34,010
  Other.....................................................     297,907      340,351
                                                              ----------   ----------
Total deferred tax assets...................................   1,174,474    1,604,293
Deferred tax liabilities:
  Fixed assets..............................................     160,350      808,017
  Other.....................................................      40,752            0
                                                              ----------   ----------
Total deferred tax liabilities..............................     201,102      808,017
                                                              ----------   ----------
Net deferred tax assets.....................................  $  973,372   $  796,276
                                                              ==========   ==========

13.  SHAREHOLDERS' EQUITY

     As of January 4, 2003, the Company has three classes of common stock: Class A, Class B, and Class C. All voting rights are vested with the Class A common stock. The Articles of Incorporation provide that all classes of common stock have equal rights with respect to distributions and liquidation preference.

  CLASS A STOCK

     All Class A shares are subject to a shareholder agreement which limits the shareholder's ability to sell stock and provides the Company the right to purchase stock from the shareholders at a price based on net book value in certain circumstances defined in the agreement or at a price based on the appraised value of the Company in the event of the death of a Class A shareholder. The shareholder agreement provides for certain registration rights and co-sale rights in connection with an IPO.

                          BAKERS FOOTWEAR GROUP, INC.

     During fiscal 1999, the Company sold 605,595 shares of Class A stock for $2,418,116, net of issuance costs. Of the total amount sold, 284,257 shares contained put options, and these shares are classified as a Class A stock redemption obligation in the accompanying balance sheets. These options give the option holders the right to cause the Company to redeem all, but not less than all, shares held by the individuals in June 2003 or thereafter. The purchase price for such redemption is to be equal to the greater of (a) the book value of the shares as defined in the agreement or (b) a variable minimum redemption amount based upon timeframes specified in the agreement. The difference between the minimum redemption amount and the original issue price of the shares holding put options is being accreted over the redemption period.



     In January 2001, 17,200 of the Class A shares with put options were sold from one shareholder to another shareholder at the original issue price. Under the purchase agreement, the put option attached to these shares did not transfer to the new shareholder and was therefore terminated. Accordingly, the original value of $69,906 associated with these shares was transferred from temporary capital into permanent paid-in capital at that time. In addition, this transaction decreased the minimum redemption amount, which is accounted for as a change in accounting estimate and thus impacts the periodic accretion charges on a prospective basis with no adjustment to prior periods. The Class A stock redemption obligation is $1,207,582 and $1,262,696 at January 5, 2002 and January 4, 2003, respectively. The Class A stock redemption obligation is payable in 36 equal monthly installments of principal plus interest at a rate of 8%.


  CLASS B STOCK

     Beginning after October 31, 2007 (ten years from the date of original issuance), the Company has the option to purchase all, but not less than all, of the 271,910 Class B shares held by the respective Class B shareholders, which represents all issued and outstanding shares. In the event the Company fails to exercise its purchase option, the principal Class A shareholder shall then have the option to purchase all, but not less than all, of the outstanding Class B shares. If the Company or the principal Class A shareholder exercises the respective right, the purchase price per share shall be an amount determined by an external appraiser selected by the parties in accordance with the agreement. Upon the death of a Class B shareholder, the Company and the principal Class A shareholder have generally the same repurchase rights and at the same price as those in place after October 31, 2007. The shareholder agreement provides for certain registration rights and co-sale rights in connection with an IPO (see
Note 18).

     The Class B shareholders also have the right to cause the Company to redeem all 271,910 Class B shares upon the Company's final principal payment related to the outstanding subordinated note payable with these shareholders in January 2008 (see Note 8). The Class B shareholders could cause such redemption to occur earlier upon the occurrence of certain events, as defined in the agreement. The purchase price upon the redemption of the Class B shares is based on net book value per share in accordance with the agreement. Periodic changes in the redemption value are recognized immediately by the Company as they occur. Thus, the carrying value of the Class B shares is adjusted to equal the redemption amount at the end of each reporting period through an offset to retained earnings. The value of the Class B stock redemption obligation is $283,500 as of January 4, 2003.

  STOCK OPTION PLAN

     The Company has a stock option plan (the Plan) under which non-qualified options to purchase up to 1,500,000 shares of nonvoting Class C stock are available to be granted to employees at an option price determined by the Board of Directors, which administers the Plan. At January 5, 2002, approximately 1,139,000 shares are available for issuance under the Plan. No option can be for a term of more than

                          BAKERS FOOTWEAR GROUP, INC.

14 years from the date of grant. In general, options vest at 25% per year on each annual anniversary date of the optionee's employment with the Company. At January 4, 2003, approximately 183,206 options are exercisable. No options have been exercised since the inception of the Plan.

     Stock option activity under the Plan during the years ended December 30, 2000, January 5, 2002, and January 4, 2003 is as follows:

                                                             NUMBER OF   WEIGHTED AVERAGE
                                                              OPTIONS     EXERCISE PRICE
                                                             ---------   ----------------
Outstanding at December 31, 1999...........................   348,963         $0.01
  Granted..................................................    11,632          0.01
  Exercised................................................        --            --
  Cancelled................................................        --            --
                                                             --------
Outstanding at December 30, 2000...........................   360,595          0.01
  Granted..................................................        --            --
  Exercised................................................        --            --
  Cancelled................................................  (116,321)         0.01
                                                             --------
Outstanding at January 5, 2002.............................   244,274          0.01
  Granted..................................................        --            --
  Exercised................................................        --            --
  Cancelled................................................        --            --
                                                             --------
Outstanding at January 4, 2003.............................   244,274         $0.01
                                                             ========         =====

     The Company has elected to follow APB No. 25 and related interpretations in accounting for its stock options and the disclosure-only provisions of SFAS No.
123. Under APB No. 25, compensation expense is recognized over the vesting period based on the amount by which the fair value of the underlying common stock exceeds the exercise price of stock options at the date of grant. Accordingly, the Company recorded compensation expense of $359,692, $69,623, and $243,665 for the years ended December 30, 2000, January 5, 2002, and January 4, 2003, respectively, which represents the difference between the estimated fair value of the stock on the date of grant compared to the $0.01 strike price per option.

     Pro forma information regarding results of operations is required by SFAS No. 123 as if the Company had accounted for its stock-based awards under the fair value method. The fair value of the Company's stock-based awards to employees has been estimated using the minimum value option pricing model, which does not consider stock price volatility. Because the Company does not have actively traded equity securities, volatility is not considered in determining the fair value of the stock-based awards.

     For the year ended January 4, 2003, the fair value of the Company's stock-based awards was estimated using the following weighted average assumptions:

Expected life of options in years...........................    4
Risk-free interest rate.....................................  5.0%
Expected dividend yield.....................................  0.0%

     The weighted average remaining contractual life of the stock options outstanding at January 4, 2003 is approximately 11 years. For pro forma purposes, had the compensation expense been determined in accordance with SFAS No. 123, net income for the years ended December 30, 2000, January 5, 2002, and January 4, 2003 would not have been materially different from the amounts reported.

                          BAKERS FOOTWEAR GROUP, INC.

     The effect of applying SFAS No. 123 on pro forma net income (loss) as stated above is not necessarily representative of the effects on reported net income (loss) for future periods due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years.

  STOCK PURCHASE WARRANTS

     The Company issued warrants that entitle the note holder to acquire 76,907 shares of Class A common stock at an exercise price of $0.001 per share. The note holder may also put the warrants to the Company on the maturity date of the related subordinated note, which is January 31, 2003. The minimum stated repurchase obligation for the warrants on that date is $700,000 and could be higher based on the Company's financial results. At the date of issuance in fiscal 1999, the Company determined the fair value of the subordinated note payable and allocated the proceeds received between the note and warrants based on their respective fair values at the time of issuance. The value allocated to the warrants, of $307,551, was recorded as a debt discount to be charged to interest expense over the life of the notes using the effective interest method. Interest expense recorded with respect to the amortization of the debt discount was $60,150, $86,424, and $124,160 for the years ended December 30, 2000,
January 5, 2002, and January 4, 2003, respectively.

     The warrants are being accreted, using the effective interest method, to the minimum repurchase amount of $700,000 over the term of the note as interest expense, which was $88,775, $111,520, and $140,094 for the years ended December 30, 2000, January 5, 2002, and January 4, 2003, respectively.

     On April 8, 2003, the Company entered into an amended and restated warrant agreement which extends the maturity date of the Class A stock purchase warrants to March 1, 2004 (see Note 18).

14.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

                                                                         NINE MONTHS   NINE MONTHS
                                 YEAR ENDED    YEAR ENDED   YEAR ENDED      ENDED         ENDED
                                DECEMBER 30,   JANUARY 5,   JANUARY 4,   OCTOBER 5,    OCTOBER 4,
                                    2000          2002         2003         2002          2003
                                ------------   ----------   ----------   -----------   -----------
                                                                         (UNAUDITED)   (UNAUDITED)
Numerator:
  Income (loss) before
     cumulative effect of
     change in accounting.....   $1,616,315    $4,959,653   $ (490,627)  $(2,201,011)  $(3,565,170)
  Cumulative effect of change
     in accounting............           --            --    2,774,899     2,774,899            --
                                 ----------    ----------   ----------   -----------   -----------
  Net income..................    1,616,315     4,959,653    2,284,272       573,888    (3,565,170)
  Accretion on redeemable
     stock....................      (53,670)     (241,768)    (144,714)       82,946       240,520
                                 ----------    ----------   ----------   -----------   -----------
Numerator for basic earnings
  per share...................    1,562,645     4,717,885    2,139,558       656,834    (3,324,650)
Add accretion on redeemable
  stock(3)....................       53,670       241,768      144,714       (82,946)           --
Interest expense related to
  warrants(1)(2)..............           --       111,520      140,094       102,020            --
                                 ----------    ----------   ----------   -----------   -----------
Numerator for diluted earnings
  per share...................   $1,616,315    $5,071,173   $2,424,366   $   675,908   $(3,324,650)
                                 ==========    ==========   ==========   ===========   ===========

                          BAKERS FOOTWEAR GROUP, INC.

                                                                         NINE MONTHS   NINE MONTHS
                                 YEAR ENDED    YEAR ENDED   YEAR ENDED      ENDED         ENDED
                                DECEMBER 30,   JANUARY 5,   JANUARY 4,   OCTOBER 5,    OCTOBER 4,
                                    2000          2002         2003         2002          2003
                                ------------   ----------   ----------   -----------   -----------
                                                                         (UNAUDITED)   (UNAUDITED)
Denominator:
  Denominator for basic
     earnings per
     share -- weighted average
     shares...................    1,408,988     1,426,188    1,426,188     1,426,188     1,426,188
  Effect of dilutive
     securities(2):
     Stock options............      359,662       295,797      243,663       243,663            --
     Stock purchase
       warrants(1)............           --        76,888       76,888        76,888            --
     Redeemable securities....      556,167       538,967      538,967       538,967            --
                                 ----------    ----------   ----------   -----------   -----------
Denominator for diluted
  earnings per
  share -- adjusted weighted
  average shares and assumed
  conversions.................    2,324,817     2,337,840    2,285,706     2,285,706     1,426,188
                                 ==========    ==========   ==========   ===========   ===========

---------------

(1) The diluted earnings per share calculation for the year ended December 30, 2000 excludes incremental shares of 76,888 and interest expense of $88,775 related to the outstanding stock purchase warrants because they are antidilutive.

(2) The diluted earnings per share calculation for the nine-month period ended October 4, 2003 excludes incremental shares of 331,671 related to stock options and stock purchase warrants, 538,967 shares related to redeemable securities, and interest expense of $113,140 related to the outstanding stock purchase warrants because they are antidilutive.

(3) The numerator for diluted earnings per share is the same as the numerator for basic earnings per share due to the net loss incurred for the nine-month period ended October 4, 2003. Therefore, accretion on redeemable stock has not been added back for purposes of computing the numerator for diluted earnings per share for the nine-month period ended October 4, 2003.

                          BAKERS FOOTWEAR GROUP, INC.

                                                                             NINE MONTHS   NINE MONTHS
                                     YEAR ENDED    YEAR ENDED   YEAR ENDED      ENDED         ENDED
                                    DECEMBER 30,   JANUARY 5,   JANUARY 4,   OCTOBER 5,    OCTOBER 4,
                                        2000          2002         2003         2002          2003
                                    ------------   ----------   ----------   -----------   -----------
                                                                             (UNAUDITED)   (UNAUDITED)
BASIC EARNINGS PER SHARE
Income (loss) before cumulative
  effect of change in
  accounting......................     $ 1.15        $ 3.48       $(0.34)      $(1.54)       $(2.50)
Cumulative effect of change in
  accounting......................         --            --         1.94         1.94            --
                                       ------        ------       ------       ------        ------
Net income........................       1.15          3.48         1.60         0.40         (2.50)
Accretion on Class A and Class B
  redeemable stock................      (0.04)        (0.17)       (0.10)        0.06          0.17
                                       ------        ------       ------       ------        ------
Net income allocable to common
  shareholders....................     $ 1.11        $ 3.31       $ 1.50       $ 0.46        $(2.33)
                                       ======        ======       ======       ======        ======
DILUTED EARNINGS PER SHARE
Income (loss) before cumulative
  effect of change in
  accounting......................     $ 0.70        $ 2.12       $(0.21)      $(0.96)       $(2.33)
Cumulative effect of change in
  accounting......................         --            --         1.21         1.21            --
                                       ------        ------       ------       ------        ------
Net income........................       0.70          2.12         1.00         0.25         (2.33)
Interest expense related to Class
  A stock purchase
  warrants(1)(2)..................         --          0.05         0.06         0.05            --
                                       ------        ------       ------       ------        ------
Net income allocable to common
  shareholders(3).................     $ 0.70        $ 2.17       $ 1.06       $ 0.30        $(2.33)
                                       ======        ======       ======       ======        ======

---------------

(1) The diluted earnings per share calculation for the year ended December 30, 2000 excludes incremental shares of 76,888 and interest expense of $88,775 related to the outstanding stock purchase warrants because they are antidilutive.

(2) The diluted earnings per share calculation for the nine-month period ended October 4, 2003 excludes incremental shares of 331,671 related to stock options and stock purchase warrants, 538,967 shares related to redeemable securities, and interest expense of $113,140 related to the outstanding stock purchase warrants because they are antidilutive.

(3) Diluted earnings per share are the same as basic earnings per share due to the net loss incurred for the nine-month period ended October 4, 2003.

                          BAKERS FOOTWEAR GROUP, INC.

     The following table sets forth the earnings per share for the unaudited pro forma information on the accompanying statements of operations (see Note 12):

                                                                                    NINE MONTHS   NINE MONTHS
                                          YEAR ENDED    YEAR ENDED    YEAR ENDED       ENDED         ENDED
                                         DECEMBER 30,   JANUARY 5,    JANUARY 4,    OCTOBER 5,    OCTOBER 4,
                                             2000          2002          2003          2002          2003
                                         ------------   -----------   -----------   -----------   -----------
                                         (UNAUDITED)    (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
BASIC EARNINGS (LOSS) PER SHARE
Income (loss) before cumulative effect
  of change in accounting..............     $0.78          $2.29        $(0.31)       $(0.90)       $(1.54)
Cumulative effect of change in
  accounting, net of taxes.............        --             --          1.23          1.23            --
                                            -----          -----        ------        ------        ------
Net income (loss)......................      0.78           2.29          0.92          0.33         (1.54)
Accretion on Class A and Class B
  redeemable stock.....................     (0.03)         (0.17)        (0.09)         0.06          0.17
                                            -----          -----        ------        ------        ------
Net income (loss) allocable to common
  shareholders.........................     $0.75          $2.12        $ 0.83        $ 0.39        $(1.37)
                                            =====          =====        ======        ======        ======
DILUTED EARNINGS (LOSS) PER SHARE
Income (loss) before cumulative effect
  of change in accounting..............     $0.47          $1.40        $(0.19)       $(0.56)       $(1.54)
Cumulative effect of change in
  accounting, net of taxes.............        --             --          0.77          0.77            --
                                            -----          -----        ------        ------        ------
Net income (loss)......................      0.47           1.40          0.58          0.21         (1.54)
Interest expense related to Class A
  stock purchase warrants(1)(2)........        --           0.04          0.06          0.04          0.17
                                            -----          -----        ------        ------        ------
Net income (loss) allocable to common
  shareholders(3)......................     $0.47          $1.44        $ 0.64        $ 0.25        $(1.37)
                                            =====          =====        ======        ======        ======

---------------

(1) The diluted earnings per share calculation for the year ended December 30, 2000 excludes incremental shares of 76,888 and interest expense of $88,775 related to the outstanding stock purchase warrants because they are antidilutive.

(2) The diluted earnings per share calculation for the nine-month period ended October 4, 2003 excludes incremental shares of 331,671 related to stock options and stock purchase warrants, 538,967 shares related to redeemable securities, and interest expense of 113,140 related to the outstanding stock purchase warrants because they are antidilutive.

(3) Diluted earnings per share are the same as basic earnings per share due to the net loss incurred for the nine-month period ended October 4, 2003.

                          BAKERS FOOTWEAR GROUP, INC.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values and fair values of the Company's financial instruments are as follows:

                                           JANUARY 5, 2002           JANUARY 4, 2003
                                       -----------------------   -----------------------
                                        CARRYING                  CARRYING
                                         AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                       ----------   ----------   ----------   ----------
Cash and cash equivalents............  $  495,302   $  495,302   $       --   $       --
Revolving notes payable and long-term
  subordinated debt, including
  current maturities.................   3,859,801    4,048,959    8,110,582    8,146,591
Subordinated convertible
  debentures.........................          --           --    4,900,000    5,742,448
Capital lease obligations, including
  current maturities.................   1,989,362    1,989,362    2,117,166    2,400,791
Stock purchase warrants..............     546,766      656,136      686,860      697,421

     The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. The fair values of long-term debt and capital lease obligations have been estimated based on current rates offered to the Company for debt of the same maturities. The fair value of stock purchase warrants is estimated based upon the minimum repurchase amount discounted based on current rates offered to the Company for debt of the same maturity.

16.  RELATED PARTY TRANSACTIONS

     The Company purchases merchandise inventory from a vendor affiliated with the Company through common ownership. Such purchases during the years ended December 30, 2000, January 5, 2002, and January 4, 2003 were not material to the Company's total cost of merchandise.

     Holders of $1,000,000 of the $4,900,000 outstanding subordinated convertible debentures are related parties, including a relative of the principal shareholder and an entity affiliated with the Company through a common director.

     In addition, the Company maintains certain of its cash and cash equivalents with a financial institution also affiliated with the Company through common ownership. A portion of the Company's long-term subordinated debt and Class A stock purchase warrants are payable to this affiliated financial institution. The transactions with this affiliate are executed in the normal course of business.

                          BAKERS FOOTWEAR GROUP, INC.

17.  QUARTERLY FINANCIAL DATA -- UNAUDITED

                                              FIRST        SECOND         THIRD        FOURTH
                                           -----------   -----------   -----------   -----------
Fiscal year 2001:
  Net sales..............................  $33,164,841   $37,528,409   $31,940,160   $38,175,860
  Cost of merchandise sold, occupancy,
     and buying expenses.................   24,141,372    25,487,380    23,219,566    25,366,103
  Net income (loss)......................       (7,110)    2,671,808      (404,358)    2,699,313
  Basic earnings (loss) per share........        (0.05)         1.83         (0.33)         1.85
  Diluted earnings (loss) per share......        (0.05)         1.13         (0.33)         1.19

Fiscal year 2002:
  Net sales..............................  $31,984,313   $39,281,255   $36,084,090   $43,201,034
  Cost of merchandise sold, occupancy,
     and buying expenses.................   21,908,860    27,388,715    27,581,119    28,535,941
  Net income (loss)......................    3,212,524       457,565    (3,096,201)    1,710,384
  Basic earnings (loss) per share........         1.99          0.35         (1.88)         1.04
  Diluted earnings (loss) per share......         1.42          0.22         (1.88)         0.76

Fiscal year 2003:
  Net sales..............................  $31,671,552   $38,044,690   $33,979,883
  Cost of merchandise sold, occupancy,
     and buying expenses.................   23,953,077    26,526,549    24,631,801
  Net income (loss)......................   (3,254,643)      722,408    (1,032,935)
  Basic earnings (loss) per share........        (2.09)         0.50         (0.73)
  Diluted earnings (loss) per share......        (2.09)         0.33         (0.73)

18.  SUBSEQUENT EVENTS

  REFINANCINGS

     On April 8, 2003, the Company entered into an amended and restated subordinated note agreement and an amended and restated warrant agreement to refinance its obligations under the subordinated note payable to a venture capital institution and the Class A stock purchase warrants, each with an original maturity of January 31, 2003. At January 4, 2003, the subordinated note payable and the Class A stock purchase warrants had a balance of $487,553 and $686,860, respectively. The maturity date of both instruments has been extended to March 1, 2004. The subordinated note payable, with a face amount of $500,000, will bear interest at 10% per annum, payable quarterly. The face amount of the note is payable at maturity. The amended and restated warrant agreement provides for an increase in the minimum repurchase amount of $150,000. The warrants will continue to be accreted as interest expense, using the effective interest method to the revised minimum repurchase amount of $850,000 over the remaining term of the note. The revised minimum purchase amount of $850,000 is payable at maturity. Both the subordinated note payable and the Class A stock purchase warrant have been excluded from current liabilities at January 4, 2003 because of the Company's intent and demonstrated ability to refinance these obligations on a long-term basis.

     On November 26, 2003, the Company amended its revolving credit agreement to extend the maturity date to January 5, 2005.

                          BAKERS FOOTWEAR GROUP, INC.

  EXCHANGE OF SUBORDINATED CONVERTIBLE DEBENTURES


     Pursuant to an agreement entered into on January 2, 2004, the Company exchanged its $4,900,000 principal subordinated convertible debentures ("existing convertible debentures") for $4,900,000 principal subordinated convertible debentures ("new convertible debentures"). The new convertible debentures will be recorded at fair value, or $4,500,000. The Company estimated the fair value of the debentures based upon the present value of expected cash flows of the debentures and the related conversion feature using comparable company multiples, considering the risks associated with these instruments. In connection with the extinguishment of the existing convertible debentures, the Company will write off the related unamortized debt issuance costs and anticipates recognizing a loss on extinguishment of $30,670. The new convertible debentures bear interest at 7%, increasing to 9% on January 1, 2004 and 11% on January 1, 2005. Interest is payable quarterly, in arrears. Principal is due and payable on April 4, 2007 (the maturity date). However, the debentures automatically convert on an IPO, into an aggregate of 653,331 shares of common stock. In the event that an IPO is not consummated prior to maturity, principal is due and payable at the maturity date. The new convertible debentures also provide for certain registration rights in the event of an IPO. In addition, the new convertible debentures are mandatorily redeemable upon certain events, such as a merger, reorganization, stock sale, sale of substantially all assets of the Company, or similar transaction. The maturity or mandatory redemption amount shall be the greater of (i) the unpaid principal balance or (ii) the fair value of the shares to which the debenture holder would have been entitled on a converted basis.


  INITIAL PUBLIC OFFERING


     On December 1, 2003, the Company's Board of Directors authorized the filing of an amendment to the registration statement with the Securities and Exchange Commission relating to an IPO of 1,750,000 shares of the Company's unissued common stock (262,500 additional shares if the underwriters' over-allotment option is exercised). Upon the consummation of the IPO, the Company intends to effect a reclassification to convert its three classes of stock into a single class of voting common stock on a 1.0 for 1.0 basis.

                                1,750,000 SHARES

                          [BAKERS FOOTWEAR GROUP LOGO]

                                  COMMON STOCK

                          ----------------------------

                                   PROSPECTUS
                          ----------------------------

     Until           , 2004 (25 days after the date of this prospectus), all
dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                             ---------------------

                              JOINT LEAD MANAGERS

RYAN BECK & CO.                                             BB&T CAPITAL MARKETS

                             ---------------------

                The date of this prospectus is           , 2004

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses (other than underwriting discounts and commissions) payable by the Company in connection with the sale and distribution of the shares registered hereby. Other than the SEC registration fee and the NASD fee, all the amounts listed are estimates.

SEC Registration Fee........................................  $    2,571
Accounting Fees and Expenses................................     800,000
NASD Fee....................................................       3,294
Nasdaq National Market Listing Fee..........................     100,000
Legal Fees and Expenses.....................................   1,250,000
Transfer Agent, Registration Fee and Taxes (Federal &
  State)....................................................      10,000
Printing Expenses...........................................     300,000
Miscellaneous Expenses......................................     225,000
                                                              ----------
          Total.............................................  $2,690,865
                                                              ==========

     In fiscal year 2002, we determined that we would delay our initial public offering for a period in excess of 90 days and, as a result, we wrote off $1,708,466 of costs initially deferred in connection with the registration process. The above table includes amounts written off.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri ("GBCL") provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Our bylaws provide that such indemnification shall be provided to our directors and may be provided to our officers, employees and agents. Section 351.355(3) provides that, except as otherwise provided in the corporation's articles of incorporation or the bylaws, to the extent a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred in connection with such action, suit or proceeding. Our bylaws provide that such indemnification shall be mandatory. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

     Our amended and restated articles of incorporation and our bylaws provide that the liability of our directors to Bakers or to any of our shareholders for monetary damages for breach of fiduciary duties as a director shall be limited to the fullest extent permitted by the GBCL. Any change to our articles of incorporation or bylaws affecting this limitation on liability shall not apply to actions taken or omissions made prior to such change.

     In addition, our directors will have indemnification contracts with Bakers that will become effective upon consummation of this offering. Pursuant to those agreements, we have agreed to indemnify the directors to the full extent authorized or permitted by the GBCL. The agreements also provide for indemnification to the extent not covered by the GBCL or insurance policies purchased and maintained by us (e.g., if the GBCL is amended to change the scope of indemnification). Such indemnification would be coextensive with the indemnification currently permitted by the GBCL, as described above, but no indemnity would be paid (i) in respect to remuneration paid to the director if it shall be finally judicially adjudged that such remuneration was in violation of law; (ii) if a final judgment is rendered against the director for an accounting of profits made from the purchase or sale by director, executive officer or employee of securities of the Company pursuant to the provisions of
Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any state or local statutory law; (iii) on account of the director's conduct which is finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct; or (iv) if a final decision by a court having jurisdiction in the matter (all appeals having been denied or none having been taken) shall determine that such indemnification is not lawful.

     The agreements also provide for the advancement of expenses of defending any civil or criminal action, claim, suit or proceeding against the director and for repayment of such expenses by the director of the Company if it is ultimately judicially determined that the director is not entitled to such indemnification.

     We will have directors' and officers' insurance which protects each director and officer from liability for actions taken in their capacity as directors or officers. This insurance may provide broader coverage for such individuals than may be required by the provisions of the our articles of incorporation.

     The foregoing represents a summary of the general effect of the indemnification provisions of the GBCL, our amended and restated articles of incorporation, our bylaws and such agreements and insurance. Additional information regarding indemnification of directors and officers can be found in
Section 351.355 of the GBCL, our amended and restated articles of incorporation and its pertinent agreements, copies forms of which have been filed as exhibits to the Registration Statement.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     We sold the following securities during the past three years that were not registered under the Securities Act of 1933, as amended. Unless expressly provided otherwise, amounts have not been adjusted to reflect the reclassification of our capital structure, which will be effective upon completion of this offering.

     In June 1999, we sold 605,594.92 shares of Class A Common Stock to a group of accredited investors in an offering not involving any public offering for approximately $2.4 million.

     In June 1999, we issued a subordinated note to Mississippi Valley Capital Company in the aggregate principal amount of $500,000, bearing interest at 6.0% per annum and due January 31, 2003. In connection with this note, we issued a warrant exercisable for 76,907 shares of Class A Common Stock at an aggregate exercise price of $76.91 to Mississippi Valley Capital Company. In January 2003, the note and warrant held by Mississippi Valley Capital Company were transferred to Mississippi Valley Capital, LLC, a manager-managed limited liability company. On January 31, 2003, the note and the warrant were extended when we amended and restated the note payable and warrant. The amended and restated note bears interest at the rate of 10% per annum and is due on March 1, 2004. Under the note, among other things, we are obligated to retain Peter Edison as our chief executive officer. The warrant will be exercisable upon completion of this offering. The amended and restated warrant is redeemable, if not exercised, on March 1, 2004, for at least $850,000. The note and the warrant have been issued, the underlying shares of common stock will be issued and the note and warrant were amended and restated in an offering not involving any public offering.

     Upon completion of this offering, we will issue to the underwriters' representatives five year warrants to purchase up to 175,000 shares of our common stock, subject to antidilution adjustments, at an exercise price of
$     , or 120% of the offering price. The warrant holders may exercise the warrants at any time during the four-year period commencing one year after the date of this prospectus.


     In April 2002, we issued $4.9 million of subordinated convertible debentures to a group of accredited investors in an offering not involving a public offering. Pursuant to an exchange agreement entered into on January 2, 2004, we exchanged those debentures for a new issuance of $4.9 million in subordinated convertible debentures. The new subordinated convertible debentures will convert into an aggregate of 653,331 shares of our common stock at a conversion price of $7.50 upon the completion of this offering. The issuance of the original debentures, the exchange of the original debentures for the new issuance of debentures and the issuance of the shares of common stock underlying the new debentures were part of an offering not involving any public offering pursuant to Section 4(2) under the Securities Act of 1933 and/or an exchange by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange pursuant to Section 3(a)(9) under the Securities Act of 1933.


     All the foregoing transactions were private transactions not involving any public offering and were exempt from the registration provisions of the Securities Act of 1933 pursuant to Section 4(2) and/or the rules and regulations thereunder for transactions by an issuer not involving any public offering. Sales of the securities were without the use of an underwriter, and the certificates evidencing the securities relating to the foregoing transactions bear restrictive legends permitting the transfer thereof only upon registration of such securities or an exemption under the Securities Act. The recipients of securities in these transactions represented their intention to acquire the securities for investment purposes only and not with a view to or for distribution in connection with these transactions. Each security bore a restrictive legend and/or the recipient was a party to an agreement restricting transfer and had adequate access to information about us through such recipient's relationship with us or through information provided to them.

     In June 1999, we granted options to purchase 348,963 shares of Class C Common Stock at a weighted average exercise price of $0.01 per share pursuant to written compensation agreements with our management team. In January 2000, we granted options to purchase 11,632 shares of Class C Common Stock at a weighted average exercise price of $0.01 per share pursuant to written compensation agreements to members of our management team. The options to acquire Class C Common Stock were issued pursuant to our Class C Equity Incentive Stock Option Plan. Under the Plan and the option agreement, the options vest ratably in installments of one-fourth per year starting on the first anniversary of the date of grant. In June, 2003, we granted immediately exercisable options to purchase 24,718 shares of Class C Common Stock at an exercise price of $0.01 pursuant to a written compensation agreement to a member of our management team.

     All of the option grants were exempt pursuant to Section 3(b) of the Securities Act of 1933 and Rule 701 promulgated thereunder as grants pursuant to written compensatory benefit plans. The aggregate exercise prices were less than 15% of our consolidated assets as of December 30, 2000.

     On the date of this registration statement, we had three classes of common stock authorized, Class A common stock, Class B common stock and Class C common stock. As of the date hereof, shares of Class A and Class B common stock were outstanding. Upon the completion of this offering, in accordance with our articles of incorporation, all shares of Class A and Class B common stock will automatically convert into one class of common stock on a 1.0 for 1.0 basis. As a result, we will have one class of voting common stock which we are selling in this offering. In addition, holders of Class C options have agreed to amend their option award agreements to purchase Class C common stock to cover shares of this new class of common stock. This reclassification is exempt from the registration provisions of the Securities Act of 1933 pursuant to Section 3(a)(9) and/or the rules and regulations thereunder for securities exchanged by an issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     See Exhibit Index and Financial Schedules.

ITEM 17.  UNDERTAKINGS.

     The undersigned hereby undertakes:

          (1) To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (2) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on January 7, 2004.


                                          BAKERS FOOTWEAR GROUP, INC.

                                          By:      /s/ PETER A. EDISON
                                            ------------------------------------
                                                      Peter A. Edison,
                                                 Chairman of the Board and
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----

               /s/ PETER A. EDISON                   Chairman of the Board of Directors   January 7, 2004
 ------------------------------------------------       and Chief Executive Officer
                (Peter A. Edison)                      (Principal Executive Officer)


           /s/ LAWRENCE L. SPANLEY, JR.              Chief Financial Officer, Treasurer   January 7, 2004
 ------------------------------------------------    and Secretary (Principal Financial
            (Lawrence L. Spanley, Jr.)                Officer and Principal Accounting
                                                                  Officer)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                              DESCRIPTION
-------                             -----------
   1.1**    Form of Underwriting Agreement
   2.1*     Purchase Agreement dated January 25, 2002 by and between the
            Company and SLJ Retail LLC, debtor-in-possession under Case
            No. 01-75780-crm in the United States Bankruptcy Court for
            the Northern District of Georgia
   3.1(a)*  Form of Restated Articles of Incorporation of the Company in
            effect upon the completion of the offering
   3.1(b)*  Form of Restated Articles of Incorporation of the Company to
            be in effect following the completion of the offering
   3.2**    Form of Amended and Restated Bylaws of the Company
   4.1*     Debenture Purchase Agreement dated April 4, 2002 by and
            among the Company and the persons on the attached signature pages
   4.1.1    Convertible Debenture Exchange Agreement dated January 2,
            2004 by and among the Company, Special Situations Private
            Equity Fund, L.P., Special Situations Cayman Fund, L.P.,
            Special Situations Fund III, L.P., Julian Edison, The Crown
            Advisors, LLC, Crown Investment Partners, L.P. and SWB
            Holdings, Inc.
   4.1.2    Form of Subordinated Convertible Debenture dated January
            2004 (included as Exhibit A to Exhibit 4.1.1)
   4.2*     Registration Rights Agreement dated April 4, 2002 by and
            among the Company, Special Situations Fund III, L.P.,
            Special Situations Cayman Fund, L.P., Special Situations
            Private Equity Fund, L.P., The Crown Advisors LLC, Crown
            Investment Partners, LP, Eagle Fund I LP and Julian Edison
   4.2.1    Second Registration Rights Agreement dated January 2, 2004 by and among the Company, Special Situations Fund III, L.P.,
            Special Situations Cayman Fund, L.P., Special Situations
            Private Equity Fund, L.P., The Crown Advisors LLC, Crown
            Investment Partners, LP, SWB Holdings, Inc. and Julian
            Edison.
   4.3**    Form of Representatives' Warrant Agreement by and among the
            Company, Ryan Beck & Co., Inc. and BB&T Capital Markets, a
            Division of Scott & Stringfellow, Inc.
   4.4      Amended and Restated Intercreditor and Subordination
            Agreement dated January 2, 2004 by and among Fleet Retail
            Financing Inc., Special Situations Private Equity Fund,
            L.P., Special Situations Cayman Fund, L.P., Special
            Situations Fund III, L.P., Julian Edison, The Crown
            Advisors, LLC, Crown Investment Partners, L.P., SWB
            Holdings, Inc. and the Company
   5.1**    Opinion of Bryan Cave LLP regarding the validity of the
            common stock
  10.1      Bakers Footwear Group, Inc. 2003 Stock Option Plan
  10.2      Bakers Footwear Group, Inc. Cash Bonus Plan
  10.3*     Promissory Note in favor of Sanford Weiss, individually and as agent for the Class B Shareholders dated October 31, 1997 in the principal amount of $1,000,000
  10.4*     Security Agreement in favor of Sanford Weiss, as agent for the Class B Shareholders dated October 31, 1997 (included as
            Schedule 4 to Exhibit 10.3)
  10.5*     Limited Personal Guaranty given by Peter A. Edison in favor of Sanford Weiss, as agent for the Class B Shareholders
            dated October 31, 1997 (included as Schedule 5 to Exhibit
            10.3)
  10.6*     Promissory Note in favor of Southwest Bank of St. Louis
            dated June 22, 1999 in the principal amount of $95,000
  10.7*     Promissory Note in favor of Mississippi Valley Capital
            Company dated June 22, 1999 in the principal amount of
            $500,000
  10.7.1*   Amended and Restated Subordinated Note in favor of
            Mississippi Valley Capital, LLC dated as of January 31, 2003 in the principal amount of $500,000
  10.8*     Warrant in favor of Mississippi Valley Capital Corporation to purchase shares of Class A Common Stock

EXHIBIT
NUMBER                              DESCRIPTION
-------                             -----------
  10.8.1*   Amended and Restated Warrant in favor of Mississippi Valley
            Capital to purchase shares of Class A Common Stock
  10.9*     Concurrent Use Agreement dated June 23, 1999 between the
            Company and Novus, Inc.
  10.10*    Assignment of Rights dated June 23, 1999 between the Company and Edison Brothers Stores, Inc.
  10.11*    Consultant Agreement dated May 18, 2001 by and between the
            Company and Mark H. Brown & Associates, LLC
 +10.12*    Warehousing Service Agreement dated April 28, 2000 between
            Brown Shoe Company, Inc. and the Company
  10.13*    Letter of Understanding Between Transmodal Associates, Inc.
            and Cargotrans Transitarios Internacionais
  10.14*    Motor Transportation Contract dated October 25, 1999 between
            Combined Express, Inc. and the Company
  10.15**   Employment Agreement dated January   , 2004 by and between
            the Company and Peter Edison
  10.16**   Employment Agreement dated April 1, 2002 by and between the
            Company and Michele Bergerac
  10.17*    Amended and Restated Loan and Security Agreement dated June
            11, 2002 by and between Fleet Retail Finance, Inc. and the
            Company
  10.17.1*  First Amendment to Amended and Restated Loan and Security
            Agreement dated February 20, 2003 by and between Fleet
            Retail Finance, Inc. and the Company
  10.17.2*  Amended & Restated Intercreditor Subordination Agreement
            among the Company, Mississippi Valley Capital, LLC and Fleet
            Retail Finance Inc. dated April 8, 2003 (included in Exhibit
            10.17.1).
  10.17.3*  Security Agreement between Company and Fleet Retail Finance
            Inc. dated January 31, 2003, (Included in Exhibit 10.17.1).
  10.17.4*  Second Amendment to Amended and Restated Loan and Security
            Agreement dated as November 26, 2003 by and between Fleet
            Retail Finance, Inc. and the Company
  10.17.5   Third Amendment and Waiver and Consent Agreement dated
            January 2, 2004 by and between Fleet Retail Finance, Inc.
            and the Company
  10.18     Form of Tax Indemnification Agreement among the Company and its shareholders dated January 3, 2004
  10.19**   Form of Indemnification Agreement by and between the Company and its directors
  10.20**   Employment Agreement dated September 16, 2002 by and between the Company and Stanley K. Tusman
  10.21**   Employment Agreement dated December 12, 2003 by and between the Company and Joe Vander Pluym
  10.22**   Employment Agreement dated December 12, 2003 by and between the Company and Mark Ianni
  10.23**   Employment Agreement dated December 17, 2003 by and between the Company and Lawrence Spanley, Jr.
  10.24     Letter to Peter Edison from Peter Edison dated March 5, 2003 outlining the 2003 bonus levels.
  10.25     Letter to Michele Bergerac from Peter Edison dated March 5,
            2003 outlining the 2003 bonus levels.
  10.26     Letter to Mark Ianni from Peter Edison dated March 5, 2003 outlining the 2003 bonus levels.
  10.27     Letter to Stan Tusman from Peter Edison dated March 5, 2003 outlining the 2003 bonus levels.
  10.28     Letter to Joe Vander Pluym from Peter Edison dated March 5,
            2003 outlining the 2003 bonus levels.
  10.29     Letter to Larry Spanley from Peter Edison dated March 5,
            2003 outlining the 2003 bonus levels.

EXHIBIT
NUMBER                              DESCRIPTION
-------                             -----------
  16.1*     Letter re Change in Certifying Accountant
  23.1      Consent of Ernst & Young LLP
  23.3**    Consent of Bryan Cave LLP (included in Exhibit 5.1)
  23.4*     Consent of Nominee for Director signed by Andrew N. Baur
  23.5*     Consent of Nominee for Director signed by Michele A.
            Bergerac
  23.6*     Consent of Nominee for Director signed by Bernard A. Edison
  23.7*     Consent of Nominee for Director signed by Julian I. Edison
  23.8*     Consent of Nominee for Director signed by Timothy F. Finley
  23.9*     Consent of Nominee for Director signed by Scott C. Schnuck
  23.10*    Consent of Nominee for Director signed by Harry E. Rich
  24.1*     Power of Attorney (included in signature page)


---------------

* Previously filed.

** To be filed by amendment.

+ Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.